UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File Number 001-35504

FORUM ENERGY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**61-1488595**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

10344 Sam Houston Park Drive Suite 300 Houston Texas	**77064**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code: (713) 351-7900

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Trading Symbol)	(Name of Each Exchange on Which Registered)
Common stock, $0.01 par value	**FET**	**New York Stock Exchange** **NYSE Texas, Inc.**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☑	Non-accelerated filer	☐
Smaller reporting company	☑	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of Common Stock held by non-affiliates on June 30, 2025, determined using the per share closing price on the New York Stock Exchange Composite tape of $19.47 on June 30, 2025, was approximately $225.5 million. For this purpose, our executive officers and directors are considered affiliates.

As of February 20, 2026, there were 11,256,150 common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

Forum Energy Technologies, Inc.
Index to Form 10-K

PART I

Item 1. Business

Forum Energy Technologies, Inc., a Delaware corporation (the "Company," "FET," "we," "our" or "us"), is a global manufacturing company serving the oil, natural gas, defense and renewable energy industries. Our common shares are listed on the New York Stock Exchange ("NYSE") and NYSE Texas under the symbol "FET." Our principal executive offices are located at 10344 Sam Houston Park Drive, Houston, Texas 77064, our telephone number is (713) 351-7900, and our website is www.f-e-t.com. Our Annual Reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments thereto, are available free of charge in the "Investors" section of our website as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). These reports are also available on the SEC's website at www.sec.gov. Information contained on or accessible from our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report or any other filing that we make with the SEC.

Overview

FET optimizes customer operations by improving safety, increasing efficiency, and reducing environmental impact. Our highly engineered products include capital equipment and consumable products. FET's customers include oil and natural gas operators, oilfield service companies, pipeline and refinery operators, defense contractors and renewable energy companies. Consumable products are used by our customers in drilling, well construction and completion activities and at processing centers and refineries. Our capital products are directed at drilling rig equipment for constructing new or upgrading existing rigs, subsea construction and development projects, pressure pumping equipment, the placement of production equipment on new producing wells, downstream capital projects and capital equipment for renewable energy projects. In 2025, approximately 80% of our revenue was derived from consumable products and activity-based equipment, while the balance was primarily derived from capital products with a small amount from rental and other services.

We expect that the world's long-term energy demand will continue to rise for the foreseeable future. Hydrocarbons are expected to play a vital role in meeting the world's long-term energy needs even as renewable energy sources grow in importance. As such, we are focused on developing products to help oil and gas operators lower expenses, increase production, and reduce their emissions while also deploying our technologies in renewable energy applications.

DRILLING AND COMPLETIONS SEGMENT

Our Drilling and Completions segment designs, manufactures and supplies products and solutions to the drilling, subsea, coiled tubing, well stimulation and intervention markets, including applications in the oil and natural gas, renewable energy, defense and communications industries. The products and solutions consist primarily of (i) capital equipment and consumable products used in the drilling process; (ii) capital equipment and aftermarket products including subsea remotely operated vehicles ("ROVs") and trenchers, submarine rescue vehicles, specialty components and tooling, and technical services; (iii) capital equipment and consumable products sold to the pressure pumping market, including hydraulic fracturing pumps, cooling systems, and high-pressure flexible hoses and flow iron; (iv) wireline cable and pressure control equipment used in the well completion and intervention service markets; and (v) coiled tubing strings and pressure control equipment used in coiled tubing operations, as well as coiled line pipe and related services.

There are several factors that drive demand for our Drilling and Completions segment. Our Drilling product line is influenced by global drilling activity, the level of capital investment in drilling rigs and equipment replacement as drilling contractors modify or replace existing rigs to improve capability, efficiency or safety, and the number of rigs in use, and the severity of operating conditions. Our Subsea product line is affected by global offshore activity, government defense system initiatives, subsea equipment and pipeline installation, repair and maintenance expenditures, and growth in offshore windfarm development. Demand for our Stimulation & Intervention and Coiled Tubing product lines is impacted by the level of shale or tight sand basin hydraulic fracturing activity and the level of workover and intervention activity.

Drilling. We provide both drilling capital equipment and consumables, with a focus on products that enhance our customers' handling of tubulars and drilling fluids on the drilling rig. Our product offering includes powered and manual tubular handling equipment; customized offline crane systems; drilling data acquisition management systems; pumps, pump parts, valves, and manifolds; drilling fluid end components; and, a broad line of items consumed in the drilling process.

Drilling capital equipment. We design and manufacture a range of powered and manual tubular handling tools used on onshore and offshore drilling rigs. Our Forum B+V Oil Tools and Wrangler™ branded tools reduce direct human involvement in the handling of pipe during drilling operations, improving safety, speed and efficiency of operations. Our tubular handling tools include elevators, clamps, rotary slips, rotary tongs, powered slips, spiders and kelly spinners. Our make-up and break-out tools, such as our FR-120 iron roughneck, automate a dangerous rig floor task and improve rig drilling speed and safety. Our hydraulic catwalks mechanize the lifting and lowering of tubulars to and from the drill floor, eliminating or reducing the need for traditional drill pipe and casing "pick-up and lay-down" operations with associated personnel. We also design and manufacture a range of rig-based offline activity cranes and multi-purpose cranes.

In addition to powered tubular handling equipment, we design and manufacture drilling manifold systems and high-pressure piping packages. Finally, we repair and service drilling equipment for both land and offshore rigs. Many of our service employees work in the field to address problems at the rig site.

Consumable products. We manufacture a range of consumable products used on drilling rigs and well servicing rigs. Our consumable products include valves, centrifugal pumps, mud pump fluid end components, including P-Quip™ mud pump modules, Forumlok™, rig sensors, inserts, and dies. We are also a supplier of oilfield bearings to original equipment manufacturers and repair businesses for use in drilling and well stimulation equipment.

Our primary customers in this product line include domestic and international drilling rig contractors operating land and offshore based drilling rigs.

Subsea. We design and manufacture capital equipment and specialty components used in the subsea sector and provide a broad suite of complementary technical services. We have a core focus on the design and manufacture of ROV systems, other specialty subsea vehicles, and submarine rescue vehicles, as well as critical components of these vehicles. Many of our related technical services complement our vehicle offerings.

Subsea vehicles. We are a leading designer and manufacturer of a wide range of ROVs that we supply to the offshore subsea construction, observation and related service markets. The market for ROVs can be segmented into three broad classes of vehicles based on size and category of operations: (1) large work-class vehicles and trenchers for construction and installation activities, (2) drilling-class vehicles deployed from and for use around an offshore rig, (3) observation-class vehicles for inspection and light manipulation and (4) diver support, seabed survey, port security, under hull search and a variety of other tasks. We are a leading provider of work-class and observation class vehicles.

We design and manufacture large work-class ROVs through our highly respected Perry® brand. These vehicles are principally used in deepwater construction applications. In addition to work-class ROVs, we design and manufacture large trenchers that travel along the sea floor for trenching, installation and burial operations. The largest of these trenchers is able to cut over three meters deep into the seafloor to lay pipelines, power cables or communications cables for customers in the pipeline, offshore wind power and telecom markets.

Our Forum Sub-Atlantic® branded observation-class vehicles are electrically powered and are principally used for inspection, survey and light manipulation, and serve a wide range of industries.

Our Subsea product line also designs and manufactures subsea rescue vehicles capable of a range of tasks, including submarine rescue operations.

Our subsea vehicle customers are primarily large offshore service companies that serve the oil and natural gas, telecommunications, offshore wind power, and other industries operating in marine environments. In addition, we sell products to a range of governmental organizations including naval, maritime science and geoscience research organizations.

Subsea products and technical services. We are also a leading designer and manufacturer of subsea products and components utilized in conjunction with ROVs for the oil and natural gas, renewables, telecommunications and defense markets. We manufacture Dynacon® branded ROV launch and recovery systems, linear cable engines, Sub-Atlantic® branded ROV thrusters, and a wide range of hydraulic power units and valve packs. These ROV components are manufactured and designed for incorporation into our own vehicles as well as for sale to other ROV manufacturers. We also provide a broad suite of subsea tooling and technical services.

The product line is also a provider of software and control system solutions for ROVs through our VisualSoft and ICE Unity offerings. VisualSoft is a market leading provider of Digital Video and Data Acquisition and processing systems for survey and inspection of underwater assets. ICE unity provides a software solution for ROVs that includes remote operations and comprehensive data access capability.

Stimulation and Intervention. We provide a broad range of high-pressure pumps and flow equipment used by pressure pumping companies during stimulation (principally plug and perforation activity), intervention and flowback processes. We sell power end assemblies, industrial heat exchanger and cooling systems, manifolds and manifold trailers, high-pressure flexible hoses and flow iron. Frequent refurbishment and recertification of flow equipment is critical to ensuring the reliable and safe operation of a pressure pumping company's fleet. We perform these services and position inventory in strategic locations in North America.

This product line manufactures electro-mechanical wireline cables as well as innovative EnviroLite branded (greaseless) cables. Additionally, it manufactures pressure control products that are used for well intervention operations and sold globally to oilfield service companies and equipment rental companies. Products we supply include blowout preventers for coiled tubing and wireline units, and our Hydraulic Latch Assembly and FASTConnect units, which are used to facilitate efficient zipper fracturing operations. We also conduct aftermarket refurbishment and recertification services for pressure control equipment.

Our primary customers in the Stimulation and Intervention product line are pressure pumping, wireline and flowback service companies. In addition, we sell directly to pressure pumping original equipment manufacturers.

Coiled Tubing. We manufacture Global Tubing® branded coiled tubing strings, including DURACOIL (quench and temper), and coiled line pipe, and provide related services. Coiled tubing strings are consumable components utilized to perform well completion and intervention activities. Our coiled line pipe offering serves as an alternative to conventional line pipe and flexible composite alternatives in onshore and offshore applications. In addition, our coiled line pipe offering can be utilized to transport carbon dioxide for injection into underground storage.

The product line's primary customers are domestic and international service companies that provide coiled tubing services and oil and gas operators.

ARTIFICIAL LIFT AND DOWNHOLE SEGMENT

Our Artificial Lift and Downhole segment designs, manufactures and supplies products and solutions for the artificial lift, well construction, production and infrastructure markets. The products and solutions consist primarily of: (i) products designed to safeguard artificial lift equipment and downhole cables; (ii) well construction casing and cementing equipment; (iii) customized downhole technology solutions, providing sand and flow control products for heavy oil applications; (iv) engineered process systems, production equipment, as well as specialty separation equipment; and (v) a wide range of industrial valves focused on oil and natural gas as well as power generation, renewable energy and other general industrial applications.

There are several factors that drive demand for our Artificial Lift and Downhole segment. Our Downhole product line is impacted by the level of well completion activity and complexity of well construction and completion. Our Production Equipment product line's primary market driver is the level of spending associated with new producing wells as well as spending on midstream and downstream projects. In addition, demand for our Valve Solutions products is affected by activity levels in the power generation, process, petrochemical and mining industries.

Downhole. We manufacture a broad line of downhole products that are consumed during the construction, completion and production phases of a well's lifecycle.

Downhole protection systems. We offer a full selection of downhole protection solutions and artificial lift accessories through our various brands such as Cannon Services™ and Multilift. Our Cannon Services protectors are used to shield downhole control lines, cables and gauges during installation and to provide protection during production enhancement operations. We design and manufacture a variety of downhole protection solutions for electrical submersible pump ("ESP") cabling, encapsulated control lines, sub-surface safety valves and permanent downhole gauges. We provide both standard and customized protection systems, and we utilize a range of materials in our products for various downhole environments. SandGuard™ and Cyclone™ branded completion tools extend the useful life of an ESP by protecting it against sand and other solids during shutdown and startup. Forum's GasGuard™ branded product also extends the useful life of an ESP by breaking down gas slugs, creating an uninterrupted flow of liquid.

Casing and cementing tools. Through our Davis-Lynch™ branded downhole well construction operations, we design and manufacture products used in the construction of oil, natural gas and geothermal wells. We supply a full portfolio of centralizers, float equipment, stage cementing tools, inflatable packers, flotation collars, cementing plugs and surge reduction equipment. Our products are used globally in the construction of onshore and offshore wells.

Sand and flow control solutions. Through our Variperm branded tools we provide sand and flow control products for heavy oil applications. The Company's suite of differentiated technology is designed, engineered, and custom-manufactured to meet the stringent requirements of producers. Customers utilize our sand control and near wellbore physics experts who have specific expertise in areas such as physical modelling, experimental testing, petroleum geomechanics, rock mechanics, and geotechnics. Our technical team designs unique and well-specific sand control strategies, based on sand characterization, near wellbore conditions, and screen evaluation.

Our primary customers in this product line are oil and natural gas producers, and service companies providing completions, artificial lift and other intervention services to producers.

Production Equipment. Our Production Equipment product line provides engineered process systems for capital equipment used at the wellsite and for production processing in the U.S. Once a well has been drilled, completed and brought on stream, we provide the well operator with process equipment necessary to make the oil or natural gas ready for transmission. We engineer, fabricate and install separators, packaged production systems and pressure vessels, skidded vessels with gas measurement, modular process plants, header and manifold skids, process and flow control equipment and separators to help clean and process oil or natural gas as it travels from the wellhead and along the transmission line to the refinery. Our customers are principally U.S. oil and natural gas operators or producers.

We also design and provide process oil treatment equipment, including EDGE® and NU-STATIC® branded desalters and dehydrator technologies, used in refineries and other process applications worldwide. We have a team of highly trained technicians and field service engineers for repair and installation, and we supply a broad range of replacement parts for our equipment and other manufacturers. This equipment removes sand, water and suspended solids from hydrocarbons prior to their transmission or refining.

Valve Solutions. We provide a wide range of industrial valves that principally serve the upstream, midstream and downstream markets of the oil and natural gas industry. Our valves also serve general industrial, power generation and process industry customers as well as the mining industry. In addition, our Canadian operations provide significant exposure to heavy oil projects. We provide ball, gate, globe and check valves across a range of sizes and applications.

We market our valves to our customers and end users through our recognized brands: PBV®, DSI® and Accuseal®. Much of our production is sold through distribution supply companies, with our marketing efforts targeting end users for pull through of our valve products.

Our supply chain systems enable us to design and sell high-quality engineered valves, as well as provide standardized products, while maintaining competitive pricing and minimizing capital requirements. We utilize our international manufacturing partners to produce completed products and components for the majority of our valve products.

Backlog

As we provide a mix of consumable products, capital goods, and repair parts and services, the majority of orders and commitments included in our backlog as of December 31, 2025 are scheduled to be delivered within six months. Our backlog was approximately $311.6 million and $213.5 million at December 31, 2025 and 2024, respectively. Substantially all of the projects currently in our backlog are subject to change and our customers may seek to terminate these orders. However, customers are generally required to pay us for work performed as well as other costs and fees as a result of such changes or termination. It is difficult to predict how much of our current backlog may be delayed or terminated, or subject to changes, as well as our ability to collect termination or change fees.

Our consumable and repair products are predominantly off-the-shelf items requiring short lead-times, generally less than six months, and our related refurbishment or other services are also not contracted with significant lead time. The composition of our backlog is reflective of our mix of capital equipment, consumable products, aftermarket and other related items. Our bookings, which consist of written orders or commitments for our products or related services, during the years ended December 31, 2025 and 2024 were approximately $891.0 million and $780.3 million, respectively.

Customers

No customer represented more than 10% of consolidated revenue in any of the last two years.

Seasonality

Our business is not significantly impacted by seasonality. However, our customers are susceptible to exhausting their capital and operating budgets in the fourth quarter. As a result, we may experience decreased demand for our products in the fourth quarter. In addition, given the geographic proximity of a number of our facilities to the Gulf Coast, we are subject to business interruptions caused by hurricanes and tropical storms. Furthermore, a portion of the revenue we generate from Canadian operations often benefits from higher first quarter activity levels, as operators take advantage of the winter freeze to gain access to remote drilling and production areas; however, these Canadian operations are also subject to decreased activity levels in the second quarter due to the winter thaw.

Competition

The markets in which we operate are highly competitive. We have no single competitor across all of our product lines. We compete with a number of companies of varying sizes, including large national and multinational companies, as well as smaller competitors on a regional or local basis. Some of our multinational competitors include manufacturing companies such as NOV Inc. and Tenaris S.A., and the manufacturing arms of SLB, TechnipFMC plc, Baker Hughes and Weatherford International PLC.

Patents, trademarks and other intellectual property

We currently hold multiple U.S. and international patents and trademarks, have a number of pending patent and trademark applications and have developed a significant amount of trade secrets or other know how in the areas where we compete. Although our patents, trademarks, licenses, trade secrets and know how are material to us in the aggregate, we do not regard any single piece of intellectual property to be material to our business as a whole.

Raw materials

We acquire component parts, products and raw materials from suppliers, including foundries, forge shops, and original equipment manufacturers. The prices we pay for our raw materials may be affected by, among other things, energy, steel and other commodity prices, inflationary pressures, tariffs and duties on imported materials, and foreign currency exchange rates. Certain of our component parts, products or raw materials are only available from a limited number of suppliers. Please see "Risk Factors—Risks Related to Our Business and Operations—We rely on relationships with key suppliers to operate and maintain our business."

Timely receipt of raw materials is critical to our business and we may not be able to continue purchasing raw materials on a timely basis or at acceptable prices in the future. We generally try to purchase raw materials from multiple suppliers so that we are not dependent on any one supplier, but this is not always possible.

Working Capital

An important consideration for many of our customers in selecting a vendor is timely availability of the product. Customers may pay a premium for earlier or immediate availability because of the cost of delays in critical operations. We stock our consumable products in regional warehouses or on consignment around the world so that these products are available for our customers when needed. This availability is especially critical for certain consumable products, causing us to carry substantial inventories for these products. For critical capital items in which demand is expected to be strong, we may build certain items before we have a firm order. Our having such goods available on short notice can be of great value to our customers. We also stock raw materials and components to build products in response to market demand.

We offer our customers standard payment terms of 30 days. For sales into certain countries or for select customers, we might require payment upfront or credit support through a letter of credit. For longer term projects, we typically require progress payments as important milestones are reached. On average, we collect our receivables in approximately 70 days from shipment resulting in a substantial investment in accounts receivable. Standard terms with our vendors are 60 days. For critical items sourced from significant vendors, we have settled accounts more quickly, sometimes in exchange for early payment discounts.

Governmental regulation

Our operations are subject to numerous stringent and complex foreign, federal, provincial, state and local laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to human health and environmental protection. In addition to environmental and worker safety regulations, we are subject to regulation by numerous other governmental regulatory agencies, including the U.S. Department of Labor and other state, local and international bodies regulating worker rights and labor conditions. In addition, we are subject to certain requirements to contribute to retirement funds or other benefit plans and laws in some jurisdictions in which we operate restrict our ability to dismiss employees. Failure to comply with these laws or regulations or to obtain or comply with permits may result in the assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements, the imposition of injunctions to prohibit certain activities or force future compliance, and even criminal prosecution.

Environmental regulations from federal, state, and local regulators are imposing increasingly stringent restrictions and limitations on activities that may impact the environment. Any changes in environmental laws and regulations or in enforcement policies that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position. Moreover, accidental releases or spills of regulated substances may occur in the course of our operations, and lead us to incur significant costs and liabilities, including any third-party claims for damage to property, natural resources or persons.

The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous substances and waste

The Resource Conservation and Recovery Act ("RCRA") and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the Environmental Protection Agency ("EPA"), individual states administer some or all of the provisions of the RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage the transportation, storage and disposal of hazardous and non-hazardous wastes in compliance with the RCRA.

The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible parties for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. We currently own, lease, or operate numerous properties that have been used for manufacturing and other operations for many years. We also contract with waste removal services and landfills. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, perform remedial operations to prevent future contamination, or to contribute financially to efforts to do the same. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment.

Hydraulic fracturing

A significant percentage of our customers' oil and natural gas production is being developed from unconventional sources, such as hydrocarbon shales. These formations require hydraulic fracturing completion processes to release the oil or natural gas from the rock so that it can flow through the formations. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate production. A number of federal agencies, including the EPA and the U.S. Department of Energy, are analyzing, or have been requested to review, a variety of environmental issues associated with shale development, including hydraulic fracturing. Moreover, various political groups and officials are requesting or have discussed implementing a ban on hydraulic fracturing, or oil and gas extraction generally, on federal lands. For more information, please see "Risk Factors-Potential legislation or regulations restricting the use of hydraulic fracturing could reduce demand for our products."

Operating risk and insurance

We maintain insurance coverage of types and amounts that we believe to be customary and reasonable for companies of our size and with similar operations. In accordance with industry practice, however, we do not maintain insurance coverage against all of the operating risks to which our business is exposed. Therefore, there is a risk our insurance program may not be sufficient to cover any particular loss or all losses. Currently, our insurance program includes coverage for, among other things, general liability, umbrella liability, sudden and accidental pollution, personal property, vehicles, workers' compensation, and employer's liability coverage.

Employees

As of December 31, 2025, we had approximately 1,700 employees. Of our total employees, approximately 1,000 were in the U.S., 200 were in the United Kingdom, 100 were in Germany, 300 were in Canada and 100 were in other locations. We are not a party to any collective bargaining agreements, other than in our Hamburg, Germany facility. We consider our relations with our employees to be satisfactory.

Item 1A. Risk Factors

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors section below. This summary should be read in conjunction with the Risk Factors section and should not be relied upon as an exhaustive summary of the material risks facing our business.

Risks Related to our Business and Operations:

- The success of our business largely depends on activity levels in the oil and natural gas industry, which can be affected by the volatility of oil and natural gas prices.
- The markets in which we operate are highly competitive, including some companies that hold substantial market share and have substantially greater resources than we do, as well as a number of regional or local competitors for certain of our product lines. We may not be able to compete successfully in this environment.
- Given the uncertainty related to long-term commodity prices and associated customer demand, we may hold excess or obsolete inventory, and as a result, may experience a reduction in gross margins and financial results.
- We may not realize revenue on our current backlog due to customer order reductions, cancellations or acceptance delays, which may negatively impact our financial results.
- The industry in which we operate is undergoing continuing consolidation and may seek to invest in energy alternatives, which may impact our results of operations.
- A greater focus on budgetary discipline and technological advances have caused a decline in customer spending that may remain at a low level despite an increase in commodity prices.
- We may be unable to employ a sufficient number of skilled and qualified workers.
- We rely on relationships with key suppliers to operate and maintain our business.
- Our business depends upon our ability to obtain key raw materials and specialized equipment from suppliers. Increased costs of raw materials and other components, and inflationary pressure, may result in increased operating expenses.
- A deterioration of global economic conditions could adversely affect our financial condition and results of operations.
- We may not be able to satisfy technical requirements, testing requirements, code requirements or other specifications under contracts and contract tenders.
- Our information technology systems infrastructure could be subject to disruption, compromise or failure and our data protection measures may be insufficient to protect our information, including as a result of cyber incidents adversely impacting our business.
- Our success depends on our ability to implement new technologies and services more efficiently and quickly than our competitors.
- Our success will be affected by the use and protection of our proprietary technology. Due to the limitations of our intellectual property rights, our ability to exclude others from the use of our proprietary technology may be reduced. Furthermore, we may be adversely affected by disputes regarding intellectual property rights.
- We may incur liabilities, fines, penalties or additional costs, or we may be unable to sell to certain customers if we do not maintain safe operations.
- Our return of capital to shareholders is within the discretion of our board of directors.
- If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.
- The impact and effects of public health crises, pandemics and epidemics could have a material adverse effect on our business, financial condition and results of operations.
- Facility consolidations or expansions may subject us to risks of operating inefficiencies, construction delays and cost overruns.
- Our acquisitions and dispositions may not result in anticipated benefits and may present risks not originally contemplated.
- A natural disaster, catastrophe or other event could result in severe property damage, which could curtail our operations.

Legal and Regulatory Risks:

- Our operations and our customers' operations are subject to a variety of governmental laws and regulations that affect our and our customers' costs, prohibit or curtail our customers' operations in certain areas, limit the demand for our products and services or restrict our operations.
- Potential legislation or regulations restricting the use of hydraulic fracturing could reduce demand for our products.
- Our financial results could be adversely impacted by changes in regulation of oil and natural gas exploration and development activity in response to significant environmental incidents or climate change actions.
- Our operations are subject to environmental and operational safety laws and regulations that may expose us to significant costs and liabilities.
- Tariffs imposed by the U.S. government could have a further severe adverse effect on our results of operations.
- We are subject to litigation risks that may not be covered by insurance.
- The number and cost of our current and future asbestos claims could be substantially higher than we have estimated and the timing of payment of claims could be sooner than we have estimated.
- Our products are used in operations that are subject to potential hazards inherent in the oil and natural gas industry and, as a result, we are exposed to potential liabilities that could affect our financial condition and reputation.
- Climate change legislation or regulations restricting emissions of greenhouse gases ("GHGs") and related divestment and other efforts could increase our operating costs or reduce demand for our products.

Risks Related to our International Operations

- Our business operations worldwide are subject to a number of U.S. federal laws and regulations, including restrictions imposed by the U.S. Foreign Corrupt Practices Act ("FCPA") as well as trade sanctions administered by the Office of Foreign Assets Control and the Commerce Department, as well as similar laws in non-U.S. jurisdictions that govern our operations by virtue of our presence or activities there.
- Our exposure to currency exchange rate fluctuations may result in fluctuations in our cash flows and could have an adverse effect on our results of operations.

Risks Related to our Common Stock, Indebtedness and Financial Condition:

- Our common stock price has been volatile, and we expect it to continue to remain volatile in the future.
- Our debt agreements contain operating and financial restrictions that restrict our business and financing activities.
- Our variable rate indebtedness may subject us to interest rate risk, which could cause our debt service obligations to increase significantly.
- Our ability to access the capital and credit markets to raise capital on favorable terms is limited by our debt level, industry conditions and credit rating.
- Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.
- During the year ended December 31, 2024, we incurred impairment charges and we may incur additional impairment charges in the future.

Risks Related to our Business and Operations:

The success of our business largely depends on activity levels in the oil and natural gas industry, which can be affected by the volatility of oil and natural gas prices.

We have experienced, and will continue to experience, fluctuations in revenues and operating results due to economic and business cycles. The willingness of oil and natural gas operators to make capital expenditures to explore for and produce oil and natural gas, the need of oilfield services companies to replenish consumable parts and the willingness of these customers to invest in capital equipment depends largely upon prevailing industry conditions that are influenced by numerous factors over which we have no control. Such factors include:

• domestic and foreign supply of and demand for oil and natural gas;

• prices, and expectations about future prices, of oil and natural gas;

• ability or willingness of the Organization of Petroleum Exporting Countries and other allied producing countries ("OPEC+") and other major producers to set and maintain production limits;

• cost of exploring for, developing, producing and delivering oil and natural gas;

• levels of drilling and completions activity;

• expected decline in rates of current and future production, or faster than anticipated declines in production;

• discovery rates of new oil and natural gas reserves;

• the occurrence or threat of epidemic or pandemic diseases and any government response to such occurrence or threat;

• ability of our customers to access new markets or areas of production or to continue to access current markets, including as a result of trade restrictions;

• weather conditions, including hurricanes and tornadoes, that can affect oil and natural gas operations;

• natural disasters, catastrophes or other events resulting in severe property damage;

• governmental regulations, including those instituted in connection with a response to climate change;

• prohibitions, moratoriums or similar limitations on drilling or hydraulic fracturing activity resulting in a cessation or disruption of operations;

• domestic and worldwide economic and political conditions, including inflationary pressures, further increases in interest rates and the cost of capital, a general economic slowdown or recession, political tensions and war (including future developments in Venezuela and in the ongoing Russia-Ukraine and Middle East conflicts);

• financial stability of our customers and other industry participants;

• political instability in oil and natural gas producing countries;

• increased pressures to invest in sustainable energy sources, shareholder activism or activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas;

• investors reducing, or ceasing to provide, funding to the oil and natural gas industry in response to initiatives to limit climate change;

• conservation measures and technological advances affecting energy consumption;

• price and availability of alternative energy resources and fuels;

• uncertainty in capital and commodities markets, and the ability of oil and natural gas companies to raise equity capital and debt financing; and

• merger and divestiture activity among oil and natural gas producers, drilling contractors and oilfield service companies.

The oil and natural gas industry has historically experienced periodic reductions in the overall level of exploration and development activities in connection with declines in commodity prices. As a result, there are periodic reductions in the demand for our products and services, downward pressure on the prices that we charge and ultimately an adverse impact on our business. Furthermore, there can be no assurance that the demand or pricing for oil and natural gas will follow historic patterns, including as a result of increased availability of alternative energy sources.

Declines in oil and natural gas prices, decreased levels of exploration, development, and production activity, use of alternative sources of energy, and the willingness of customers to invest in their equipment relative to historical norms may negatively affect:

- revenues, cash flows, and profitability;

- the ability to maintain or increase borrowing capacity;

- the ability to obtain additional capital to finance our business and the cost of that capital;

- the ability to collect outstanding amounts from our customers; and

- the ability to attract and retain skilled personnel to maintain our business or that will be needed in the event of an upturn in the demand for our products.

The markets in which we operate are highly competitive, including some companies that hold substantial market share and have substantially greater resources than we do, as well as a number of regional or local competitors for certain of our product lines. We may not be able to compete successfully in this environment.

The markets in which we operate are highly competitive and our products and services are subject to competition from significantly larger businesses. We have several competitors that are large national and multinational companies that have longer operating histories, and greater financial, technical and other resources than we do. In addition, we compete with many small companies on a regional or local basis. Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. In addition, several of our competitors provide a much broader array of services, and have a stronger presence in more geographic markets and, as such, may be better positioned to withstand an extended downturn. Our larger competitors are able to use their size and purchasing power to seek economies of scale and pricing concessions. Furthermore, some of our customers are our competitors and have in the past ceased buying from us, and may do the same in the future. We also have competitors outside of the U.S. with lower structural costs due to labor and raw material cost in and around their manufacturing centers, and prices based on foreign currencies. Accordingly, currency fluctuations may cause U.S. dollar-priced products to be less competitive than our competitors' products that are priced in other currencies. Moreover, our competitors may utilize available capacity during a period of depressed energy prices to gain market share.

New competitors have also entered the markets in which we compete. We consider product quality, price, breadth of product offering, availability of products and services, performance, distribution capabilities, technical expertise, responsiveness to customer needs, reputation for service and intellectual property rights to be the primary competitive factors. Competitors may be able to offer more attractive pricing, duplicate strategies, or develop enhancements to products that offer performance features that are superior to our products. In addition, we may not be able to retain key employees of entities that we acquire in the future and those employees may choose to compete against us following a contractually agreed period of non-competition that is permitted under the law. Competitive pressures, including those described above, and other factors could adversely affect our competitive position, resulting in a loss of market share or decreases in prices. For more information about our competitors, please read "Business—Competition."

Given the uncertainty related to long-term commodity prices and associated customer demand, we may hold excess or obsolete inventory, and as a result, may experience a reduction in gross margins and financial results.

We may not accurately predict what or how many products our customers will need in the future. Orders are placed with our suppliers based on forecasts of customer demand and, in some instances, we may establish buffer inventories to accommodate anticipated demand. At certain times, we build capital equipment before receiving customer orders. Our forecasts of customer demand are based on multiple assumptions, which can introduce errors into the estimates. In addition, many of our suppliers, such as those for certain of our standardized valves, require a longer lead time to provide products than our customers demand for delivery of our finished products. If we underestimate customer demand or if insufficient manufacturing capacity is available, we would miss revenue opportunities and potentially lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, we would allocate resources to the purchase of material or manufactured products that we are not be able to sell when we expect to, if at all. As a result, we would hold excess or obsolete inventory, which would reduce gross margin and adversely affect financial results upon writing down the value of inventory. In addition, any future significant cancellations or deferrals of product orders or the return of previously sold products could materially and adversely affect profit margins, increase product obsolescence and restrict our ability to fund our operations.

We may not realize revenue on our current backlog due to customer order reductions, cancellations or acceptance delays, which may negatively impact our financial results.

Uncertainty regarding demand for our customers' services has resulted in order reductions, cancellations and acceptance delays, and we may experience more of these in the future. We may be unable to collect revenue for all of the orders reflected in our backlog, or we may be unable to collect cancellation penalties, to the extent we have the right to impose them, or the revenues may be pushed into future periods. In addition, customers who are more highly leveraged or otherwise unable to pay their creditors in the ordinary course of business may become insolvent or be unable to operate as a going concern. We may be unable to collect amounts due or damages we are awarded from these customers, and our efforts to collect such amounts may damage our customer relationships. Our results of operations and overall financial condition may be negatively impacted by a reduction in revenue as a result of these circumstances.

The industry in which we operate is undergoing continuing consolidation and may seek to invest in energy alternatives, which may impact our results of operations.

Some of our customers have consolidated and are seeking to achieve economies of scale and pricing concessions. In addition, they may make future investments in non-traditional oil and gas markets. As a result, we may be unable to supply our traditional oil and gas products to these customers if we do not develop new technology that meets their changing needs. In addition, the consolidation of customers and focus on non-traditional energy investments could result in reduced spending by such companies or decreased demand for our existing products and services. Therefore, to counteract these pressures, any reduced spending or decreased demand for traditional energy products will need to be offset at the same or greater pace by sales to other customers or increased sales of renewable energy technologies that we develop. If we are not successful in offsetting such sales, there could be a significant negative impact on our results of operations or financial condition. We are unable to predict what effect consolidations and the energy transition in the industry may have on prices, spending by customers, selling strategies, competitive position, customer retention or our ability to negotiate favorable agreements with customers.

A greater focus on budgetary discipline and technological advances have caused a decline in customer spending that may remain at a low level despite an increase in commodity prices.

A portion of our business is driven by our customers' spending on capital equipment such as drilling rigs. Our customers and their investors have adopted business strategies placing significant emphasis on capital discipline that has limited the level of their spending. In addition, new techniques and technological advances have reduced the number of days required to drill wells. The number of days required for a drilling rig to be on a site to drill a well has in many areas been reduced by at least half over the last several years. Given these factors, we cannot provide any assurance that our capital equipment sales will increase if there is an increase in commodity prices.

We may be unable to employ a sufficient number of skilled and qualified workers.

The delivery of our products and services requires personnel with specialized skills and experience. Our ability to be productive and profitable depends upon our ability to employ and retain skilled workers. During periods of increasing activity in our industry, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. In addition, during those periods, the demand for skilled workers is high, the supply is limited and the cost to attract and retain qualified personnel increases, especially for skilled workers. For example, we have recently experienced shortages of engineers, mechanical assemblers, machinists and welders, which in some instances slowed the productivity of certain of our operations. Furthermore, a significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. During periods of low activity in our industry, we have reduced the size of our labor force to match declining revenue levels, and other employees have chosen to leave in order to find more stable employment. This causes us to lose skilled personnel, the absence of which could cause us to incur quality, efficiency and deliverability issues in our operations, or delay our response to an upturn in the market. We are also exposed to the impact of labor cost increases resulting from other factors such as high employment levels, increased wages offered by employers in other industries, and government regulations. If any of these events were to occur, our ability to respond quickly to customer demands may be inhibited and our growth potential could be impaired.

We rely on relationships with key suppliers to operate and maintain our business.

Certain of our product lines depend on a limited number of third-party suppliers. In some cases, the suppliers own the intellectual property rights to the products we sell, or possess the technology or specialized tooling required to manufacture them. As a result of this concentration in part of our supply chain, our business and operations may be negatively affected if our key suppliers were to experience significant disruptions affecting the price, quality, availability or timely delivery of their products, or if they were to decide to terminate their relationships with us. For example, we have a limited number of suppliers for our bearings product lines and certain of our valve product lines. The limited number of these suppliers can restrict the quantity and timeliness of customer deliveries. In addition, some of our suppliers have imposed more stringent payment terms and conditions on us based on our perceived risk as a counterparty. The partial or complete loss of any one of our key suppliers, a significant adverse change in the relationship with any of these suppliers, through consolidation or otherwise, would limit our ability to manufacture and sell certain of our products.

Our business depends upon our ability to obtain key raw materials and specialized equipment from suppliers. Increased costs of raw materials and other components, and inflationary pressure, may result in increased operating expenses.

Should we be unable to obtain the necessary raw materials or finished products timely or in the quantities required, resulting delays in the provision of products or services to customers could have a material adverse effect on our business. For example, our Downhole product line was unable to source a sufficient amount of casing during the first half of 2025 to satisfy customer orders on a timely basis. In addition, because many of our products are manufactured out of steel, we are particularly susceptible to fluctuations in steel prices, tariffs and other duties. Our results of operations may be adversely affected by our inability to manage the rising costs and availability of raw materials and components used in our products. The availability and cost of raw materials and finished products may be impacted by macroeconomic demand, various national, regional, local, economic and political factors, supply chain disruptions and inflationary pressures.

Some of our contracts require us to compensate customers if we do not meet specified delivery obligations. We rely on suppliers to provide required materials and in many instances these materials must meet certain specifications. Managing a geographically diverse supply base poses inherently significant logistical challenges. Furthermore, the ability of third-party suppliers to deliver materials to our specifications may be affected by events beyond our control. As a result, there is a risk that we could experience diminished supplier performance resulting in longer than expected lead times and/or product quality issues. For example, in the past, we have experienced issues with the quality of certain forgings used to produce materials utilized in our products. As a result, we were required to seek alternative suppliers for those forgings, which resulted in increased costs and a disruption in our supply chain. We have also been required in certain circumstances to provide better economic terms to some of our suppliers in exchange for their agreement to increase their capacity to satisfy our supply needs. The occurrence of any of the foregoing factors would have a negative impact on our ability to deliver products to customers within committed time frames.

A deterioration of global economic conditions could adversely affect our financial condition and results of operations.

A deterioration in global economic conditions, including an economic slowdown or recession in the United States or in any other country that significantly affects the supply of or demand for oil or natural gas, inflation, geopolitical issues such as the continuing conflicts in Venezuela, Ukraine and the Middle East, the availability and cost of credit and supply chain disruptions, could adversely affect our financial condition and results of operations. Global economic conditions have a significant impact on oil and natural gas prices, and any stagnation or deterioration in these conditions could result in less demand for our products and services and could cause our customers to reduce their planned capital spending. Adverse global economic conditions also may cause our customers, vendors and/or suppliers to lose access to the financing necessary to sustain or increase their current level of operations, fulfill their commitments and/or fund future operations and obligations. Additionally, if inflation increases, we may be unable to raise pricing for our products and services at or above the rate of inflation, which could reduce our profit margins. In the past, global economic conditions, and expectations for future global economic conditions, have sometimes experienced significant deterioration in a relatively short period of time and there can be no assurance that global economic conditions or expectations for future global economic conditions will recover in the near term or not quickly deteriorate again due to one or more factors.

We may not be able to satisfy technical requirements, testing requirements, code requirements or other specifications under contracts and contract tenders.

Many of our products are used in harsh environments and severe service applications. Our contracts with customers and customer requests for bids often set forth detailed specifications or technical requirements (including that they meet certain industrial code requirements, such as API, ASME or similar codes, or that our processes and facilities maintain ISO or similar certifications) for our products and services, which may also include extensive testing requirements. We cannot assure that our products or facilities will be able to satisfy the specifications or requirements, or that we will be able to perform the full-scale testing necessary to prove that the product specifications are satisfied in future contract bids or under existing contracts, or that the costs of modifications to our products or facilities to satisfy the specifications and testing will not adversely affect our results of operations. If our products or facilities are unable to satisfy such requirements, or we are unable to perform or satisfy any required full-scale testing, we may suffer reputational harm and our customers may cancel their contracts and/or seek new suppliers, and our business, results of operations or financial position may be adversely affected.

Our information technology infrastructure could be subject to disruption, compromise or failure and our data protection measures may be insufficient to protect our information, including as a result of cyber incidents adversely impacting our business.

The efficient operation of our business is dependent on our information technology ("IT") systems ("systems"). Accordingly, we rely upon the capacity, reliability and security of our IT hardware and software infrastructure, much of which are outsourced to third parties, including in "cloud"-based platforms. Furthermore, we continuously expand and update our IT infrastructure to ensure it is secured from outside threats. Despite our implementation of security measures, which we believe are reasonable to mitigate the risks of a cybersecurity threat, our systems, and those of the third parties we engage, are vulnerable to computer viruses, malware, incursions by intruders or hackers, cyber terrorists, failures in hardware or software, power fluctuations, natural disasters, and other similar disruptions. Geopolitical tensions or conflicts may further heighten the risk of cyber threats, and the use of artificial intelligence may make intrusion attempts look more legitimate.

In certain instances, our systems have failed to perform as anticipated, resulting in disruptions in operations and other adverse consequences. Should our systems, or those of the third parties we rely on, materially fail or be subject to disruption or compromise in the future, it may result in numerous other adverse consequences, including reduced effectiveness and efficiency of our operations, inappropriate disclosure or loss of confidential or sensitive information, increased overhead costs, and loss of intellectual property, which could lead to liability to third parties or otherwise and have a material adverse effect on our business and results of operations. While we carry cyber insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. In addition, we may be required to incur significant costs to prevent or mitigate damage caused by these disruptions or security incidents in the future. Further, cyber incidents on a communications network could cause operational disruption resulting in loss of revenues.

In addition, laws and regulations governing data protection and the unauthorized disclosure of confidential information, including the European Union General Data Protection Regulation and laws enacted in certain U.S. jurisdictions, are evolving, can vary significantly by jurisdiction, and pose increasingly complex compliance challenges and may potentially elevate our compliance costs. Any failure by us to comply with these laws and regulations, including as a result of a cybersecurity or data protection incident, could result in a loss of sensitive information, regulatory inquiries, litigation, and significant penalties and liabilities for us. Additionally, if we acquire a company that has violated or is not in compliance with applicable data protection laws, we may incur significant liabilities and penalties.

In the past we have experienced, and in the future we may again experience, cybersecurity incidents. The preventive actions we take to reduce exposure to, and the risks associated with, cybersecurity incidents may be insufficient to prevent or mitigate the effects of material cybersecurity incidents in the future. Because the tools and methods used by threat actors to damage or obtain unauthorized access to networks, systems, and data change frequently, and are often not known until used against a target, we may be unable to anticipate these tools or methods or implement adequate preventative measures. It is impossible to eliminate all cybersecurity threats and exposure to cybersecurity incidents, and thus our networks and systems, as well as those of our service providers, suppliers, customers and other third parties, remain potentially vulnerable to known or unknown threats. In the event of a cybersecurity incident, we may be required to expend additional resources in order to enhance our cybersecurity measures and to investigate and remediate any vulnerabilities, which would increase our cybersecurity costs. We also may incur large expenditures to recover data, to repair or replace networks or information systems or to protect against similar future events.

Our success depends on our ability to implement new technologies and services more efficiently and quickly than our competitors.

Our success depends on our ability to develop and implement new product designs and improvements that meet our customers' needs in a manner equal to or more effective than those offered by our competitors. If we are not able to continue to provide new and innovative services and technologies in a manner that allows us to meet evolving industry requirements, including the focus on renewable energy opportunities, at prices acceptable to our customers, our financial results would be negatively affected. In addition, some of our competitors are large national and multinational companies that are able to devote greater financial, technical, manufacturing and marketing resources to research and develop more or better systems, services and technologies than we are able to do. Moreover, as a result of the currently depressed levels of customer activity, we may be unable to allocate sufficient amounts of capital to research and new product development activities, which may limit our ability to compete in the market and generate revenue.

Our success will be affected by the use and protection of our proprietary technology. Due to the limitations of our intellectual property rights, our ability to exclude others from the use of our proprietary technology may be reduced. Furthermore, we may be adversely affected by disputes regarding intellectual property rights.

Our success will be affected by our development and implementation of new product designs and improvements and by our ability to protect and maintain intellectual property assets related to these developments. Although in many cases our products are not protected by any registered intellectual property rights, in some cases we rely on a combination of patents and trade secret laws to establish and protect this proprietary technology.

We currently hold multiple U.S. and international patents and have several pending patent applications associated with our products and processes. Some work is conducted in international waters and, therefore, does not fall within the scope of any country's patent jurisdiction. As a result, we would be limited in the degree to which we can enforce our patents against infringement occurring in international waters and other "non-covered" territories. Also, we do not have patents in every jurisdiction in which we conduct business and our patent portfolio will not protect all aspects of our business and may relate to obsolete or unusual methods, which would not prevent third parties from entering the same market.

From time to time, our competitors have infringed upon, misappropriated, circumvented, violated or challenged the validity or enforceability of our intellectual property. In the future, we may not be able to adequately protect or enforce our intellectual property rights. Our failure or inability to protect our proprietary information or successfully oppose intellectual property challenges against us could materially and adversely affect our competitive position. Moreover, third parties from time to time may initiate litigation against us by asserting that the conduct of our business infringes, misappropriates or otherwise violates their intellectual property rights. We may not prevail in any such legal proceedings, and our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. Any legal proceeding concerning intellectual property is likely to be protracted and costly and is inherently unpredictable, and could have a material adverse effect on our business, regardless of its outcome. Further, our intellectual property rights may not have the value expected and such value is expected to change over time as new products are designed and improved.

We may incur liabilities, fines, penalties or additional costs, or we may be unable to sell to certain customers if we do not maintain safe operations.

If we fail to comply with safety regulations or maintain an acceptable level of safety at our facilities, we may incur fines, penalties or other liabilities, or we may be held criminally liable. In addition, a portion of our workforce is made up of newer employees who are less experienced and therefore more prone to injury. As a result, new employees require ongoing training and a higher degree of oversight. We incur additional costs to encourage training and ensure proper oversight of these shorter service employees. Moreover, we incur costs in connection with equipment upgrades, or other costs to facilitate our compliance with safety regulations. Failure to maintain safe operations or achieve certain safety performance metrics could disqualify us from doing business with certain customers, particularly major oil companies.

Our return of capital to shareholders, including through the repurchases of outstanding shares of our common stock, is within the discretion of our board of directors, and there is no guarantee that we will return capital to shareholders, including through repurchases of our outstanding shares of common stock, in the future or at levels anticipated by our shareholders.

Although we currently plan to return capital to shareholders, the amount and timing of returns of capital to shareholders may vary from time to time. The amount and timing of all returns of capital, including future purchases pursuant to our Repurchase Program (as defined below), if any, are subject to the discretion of our board of directors and will depend upon business conditions, results of operations, financial condition, terms of our debt agreements and other factors. Our board of directors may, without advance notice, limit, suspend or terminate our Repurchase Program. There can be no assurance that we will make repurchases of our shares of common stock in the future. The repurchases could diminish our cash reserves, which may impact our ability to meet our working capital needs, satisfy our debt obligations, make capital expenditures, grow and pursue strategic opportunities and acquisitions. In addition, any elimination of, or downward revision in, the repurchases could have an adverse effect on the market price of our common stock.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial processes and reporting are necessary for us to provide reliable financial reports that effectively prevent fraud and operate successfully. Our efforts to maintain internal control systems have not been successful in the past. The existence of a material weakness in the future or a failure of our internal controls could affect our ability to obtain financing or increase the cost of any such financing. The identification of a material weakness in the future could also cause investors to lose confidence in the reliability of our financial statements and could result in a decrease in the value of our common stock. In addition, the entities that we acquire in the future may not maintain effective systems of internal control or we may encounter difficulties integrating our system of internal controls with those of acquired entities. If we are unable to maintain effective internal controls and, as a result, fail to provide reliable financial reports and effectively prevent fraud, our reputation and operating results would be harmed.

The impact and effects of public health crises, pandemics and epidemics could have a material adverse effect on our business, financial condition and results of operations.

Public health crises, pandemics and epidemics and fear of such events have adversely impacted and may continue to adversely impact our operations, the operations of our customers and the global economy, including the worldwide demand for oil and natural gas and the level of demand for our products and services. Other effects of such public health crises, pandemics and epidemics have included and may continue to include significant volatility and disruption of the global financial markets; continued volatility of oil and natural gas prices and related uncertainties around OPEC+ production; disruption of our operations; impact to costs; loss of workers; labor shortages; operational and supply chain disruptions; material or equipment shortages; logistics constraints; customer demand for our products and services and industry demand generally; capital spending by oil and natural gas companies; our liquidity; the price of our securities and trading markets with respect thereto; our ability to access capital markets; asset impairments and other accounting changes; certain of our customers experiencing bankruptcy or otherwise becoming unable to pay vendors, including us; and employee impacts from illness, travel restrictions, including border closures and other community response measures. Such public health crises, pandemics and epidemics are continuously evolving and the extent to which our business operations and financial results continue to be affected depends on various factors beyond our control.

Facility consolidations or expansions may subject us to risks of operating inefficiencies, construction delays and cost overruns.

We may consolidate facilities to achieve operating efficiencies and reduce costs. These facility consolidations may be delayed and cause us to incur increased costs, product or service delivery delays, decreased responsiveness to customer needs, liabilities under terms and conditions of sale or other operational inefficiencies, or may not provide the benefits we anticipate. We may lose key personnel and operational knowledge that might lead to quality issues, delays in production or other competitive disadvantages.

In the future, we may grow our businesses through the construction of new facilities and expansions of our existing facilities. These projects, and any other capital asset construction projects that we may commence, are subject to similar risks of delay or cost overruns inherent in any construction project resulting from numerous factors, including the following:

• difficulties or delays in obtaining land;

• shortages of key equipment, materials or skilled labor;

• unscheduled delays in the delivery of ordered materials and equipment;

• unanticipated cost increases;

• weather interferences; and

• difficulties in obtaining necessary permits or in meeting permit conditions.

Our acquisitions and dispositions may not result in anticipated benefits and may present risks not originally contemplated.

We continually seek opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments, or joint venture interests. These transactions are intended to (but may not) result in the realization of savings, the creation of efficiencies, the offering of new products or services, the generation of cash or income, or the reduction of risk. Acquisition transactions may use cash on hand or be financed by additional borrowings or by the issuance of our common stock. These transactions may also affect our business, consolidated results of operations and consolidated financial condition. These transactions also involve risks, and we cannot ensure that:

- any acquisitions we attempt will be completed on the terms announced, or at all;

- any acquisitions would result in an increase in income or provide an adequate return of capital or other anticipated benefits;

- any acquisitions would be successfully integrated into our operations and internal controls;

- the due diligence conducted prior to an acquisition would uncover situations that could result in financial or legal exposure, including under the FCPA, or that we will appropriately quantify the exposure from known risks;

- any disposition would not result in decreased earnings, revenue, or cash flow;

- use of cash for acquisitions would not adversely affect our cash available for capital expenditures and other uses; or

- any dispositions, investments, or acquisitions, including integration efforts, would not divert management resources.

A natural disaster, catastrophe or other event could result in severe property damage, which could curtail our operations.

Adverse weather conditions, such as hurricanes, tornadoes, ice or snow may damage or destroy our facilities, interrupt or curtail our operations, or our customers' operations, cause supply disruptions and result in a loss of revenue, which may or may not be insured. For example, certain of our facilities located in Oklahoma and Pennsylvania have experienced suspensions in operations due to tornado activity or extreme cold weather conditions.

Some of our operations involve risks of, among other things, property damage, which could curtail our operations. Disruptions in operations or damage to a manufacturing plant could reduce our ability to produce products and satisfy customer demand. In particular, we have offices and manufacturing facilities in Houston, Texas, and in various places throughout the U.S. Gulf Coast region. These offices and facilities are particularly susceptible to severe tropical storms and hurricanes, which may disrupt our operations. Damage to one or more of our manufacturing facilities by severe weather or any other disaster, accident, catastrophe or event, could significantly interrupt our operations. Similar interruptions could result from damage to production or other facilities that provide supplies or other raw materials to our plants or other stoppages arising from factors beyond our control. These interruptions might involve significant damage to property, among other things, and repairs might take a significant amount of time. For example, in the past we have been impacted by idled facilities and operations due to hurricane damage. As a result, our financial results were negatively impacted by foregone revenue and under-absorption of manufacturing costs, and, indirectly, due to supplier and logistical delays.

Legal and Regulatory Risks:

Our operations and our customers' operations are subject to a variety of governmental laws and regulations that affect our and our customers' costs, prohibit or curtail our customers' operations in certain areas, limit the demand for our products and services or restrict our operations.

Our business and our customers' businesses may be significantly affected by:

- federal, state and local U.S. and non-U.S. laws and other regulations relating to oilfield operations, worker safety and protection of the environment;

- changes in these laws and regulations;

- the level of enforcement of these laws and regulations; and

- interpretation of existing laws and regulations.

In addition, we depend on the demand for our products and services from the oil and natural gas industry. This demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and natural gas industry in general. For example, the adoption of laws and regulations curtailing exploration and development drilling for oil and natural gas for economic or other policy reasons could adversely affect our operations by limiting demand for our products. In addition, some non-U.S. countries adopt regulations or practices that provide an advantage to local oil companies in bidding for oil leases, or require local companies to perform oilfield services currently supplied by international service companies. To the extent that such companies are not our customers, or we are unable to develop relationships with them, our business may suffer. We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Because of our non-U.S. operations and sales, we are also subject to changes in non-U.S. laws and regulations that encourage or require hiring of local contractors or require non-U.S. contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. If we fail to comply with any applicable law or regulation, our business, results of operations or financial condition may be adversely affected.

Potential legislation or regulations restricting the use of hydraulic fracturing could reduce demand for our products.

Certain environmental advocacy groups and politicians have suggested that additional federal, state and local laws and regulations may be needed to more closely regulate the hydraulic fracturing process, and have made claims that hydraulic fracturing techniques are harmful to surface water and drinking water resources. Various governmental entities (within and outside the U.S.) are in the process of studying, restricting, regulating or preparing to regulate hydraulic fracturing, directly or indirectly.

The EPA has asserted federal authority over hydraulic fracturing using fluids that contain "diesel fuel" under the federal Safe Drinking Water Act ("SDWA") Underground Injection Control Program and has issued permitting guidance for hydraulic fracturing operations involving the use of diesel fuel in fracturing fluids in those states where the EPA is the permitting authority. Additionally, in March 2015, the Department of the Interior's Bureau of Land Management ("BLM") issued final rules, including new requirements relating to public disclosure, wellbore integrity and handling of flowback water, to regulate hydraulic fracturing on federal and Indian lands. These rules were rescinded by rule in December 2017. The Trump Administration is expected to continue to strongly diverge from the prior Biden Administration's positions including by promulgating new or amended regulations that are supportive of oil and natural gas development, including hydraulic fracturing activities.

In past sessions, Congress has considered, but not passed, the adoption of legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. Some states have adopted, and other states are considering adopting, legal requirements that could impose more stringent permitting, public disclosure or well construction requirements on hydraulic fracturing activities or impose bans or moratoria on these activities altogether. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular, in some cases banning hydraulic fracturing entirely. For example, the Colorado state legislature passed a package of hydraulic fracturing regulations in April 2019. Under the new law, the state oil and natural gas agency must review well locations for environmental protection criteria. In addition, the legislation broadened the authority for local governments to further regulate or restrict hydraulic fracturing. In April 2021, the California Governor's Office directed state regulators to end the issuance of new permits for hydraulic fracturing, rules effective October 2024. In February 2018, the Oklahoma Corporation Commission released a protocol that requires operators to suspend hydraulic fracturing well completion operations in response to certain levels of seismic activity. In the absence of stringent federal restrictions, states and localities may increase attempts to pass such restrictions.

If new or more stringent federal, state or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where our oil and natural gas exploration and production customers operate, they could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, and production activities, and perhaps even be precluded from drilling wells, some or all of which could adversely affect demand for our products and services from those customers.

Our financial results could be adversely impacted by changes in regulation of oil and natural gas exploration and development activity in response to significant environmental incidents or climate change actions, among other drivers.

Environmental incidents, climate change actions, and changes in legal or regulatory priorities could result in drilling moratoria, and could result in increased federal, state, and international regulation of our and our customers' operations that could negatively impact our earnings, prospects and the availability and cost of insurance coverage. Any additional regulation of the exploration and production industry as a whole could result in fewer companies being financially qualified to operate offshore or onshore in the U.S. or in non-U.S. jurisdictions, resulting in higher operating costs for our customers and reduced demand for our products and services.

For example, in January 2021, former President Biden signed an executive order that, among other things, instructed the Secretary of the Interior to pause new oil and natural gas leases on public lands or in offshore waters pending completion of a comprehensive review and reconsideration of federal oil and natural gas permitting and leasing practices. Following that executive order, the acting Secretary of the Interior issued an order imposing a 60 day pause on the issuance of new leases, permits and right-of-way grants for oil and gas drilling on federal lands, unless approved by senior officials at the Department of the Interior. In March 2021, prior to the expiration of the Secretary of the Interior's order, President Biden announced that career staff at the Department of the Interior would resume processing oil and gas drilling permits. In August 2022, a federal judge for the U.S. District Court of the Western District of Louisiana issued a permanent injunction against the pause of oil and natural gas leasing on public lands or in offshore waters of the thirteen plaintiff states that brought the lawsuit, which followed a June 2021 nationwide preliminary injunction by the district court that was subsequently vacated by the U.S. Court of Appeals for the Fifth Circuit. The Trump Administration has alternatively pursued new or amended laws, regulations, executive actions, and other initiatives intended to alter restrictions on oil and natural gas development and other activities. With changing federal initiatives and approaches to oil and gas exploration regulations, and states may act to further regulate such activities, particularly in the absence of federal regulations or in light of regulatory uncertainty. If restrictions or prohibitions become effective in the future, they could have an adverse impact on our business, financial condition, results of operations and cash flows.

Our operations are subject to environmental and operational safety laws and regulations that may expose us to significant costs and liabilities.

Our operations are subject to numerous stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to human health and environmental protection. These laws and regulations may, among other things, regulate the management and disposal of hazardous and nonhazardous wastes; require acquisition of environmental permits related to our operations; restrict the types, quantities, and concentrations of various materials that can be released into the environment; limit or prohibit operational activities in certain ecologically sensitive and other protected areas; regulate specific health and safety criteria addressing worker protection; require compliance with operational and equipment standards; impose testing, reporting and record keeping requirements; and require remedial measures to mitigate pollution from former and ongoing operations. Failure to comply with these laws and regulations or to obtain or comply with permits may result in the inability to conduct certain operational activities, assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements and the imposition of injunctions to prohibit certain activities or force future compliance. Certain environmental laws may impose joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. In addition, these risks may be greater for us because the companies we acquire or have acquired may not have allocated sufficient resources and management focus to environmental compliance, potentially requiring rehabilitative efforts during the integration process or exposing us to liability before such rehabilitation occurs.

Environmental regulations from federal, state, and local regulators are imposing increasingly stringent restrictions and limitations on activities that may impact the environment. The implementation of new laws and regulations could result in materially increased costs, stricter standards and enforcement, larger fines and liability and increased capital expenditures and operating costs, particularly for our customers.

Tariffs imposed by the U.S. government could have a further severe adverse effect on our results of operations.

The U.S. government imposed global tariffs on certain imported steel and aluminum products pursuant to Section 232 of the Trade Expansion Act of 1962, as well as tariffs on imports of various Chinese product (including steel) pursuant to Section 301 of the Trade Act of 1974. In response, China and other countries have imposed retaliatory tariffs on a wide range of U.S. products, including those containing steel and aluminum. In 2019, the U.S.

government entered into tariff agreements with Mexico and Canada to remove Section 232 tariffs, and, in 2021 and 2022, the U.S. government entered into tariff agreements with the European Union, Japan, and the United Kingdom to ease Section 232 tariffs on the close allies and trade partners, but Section 232 tariffs still remain in effect with respect to the other nations. In addition, the U.S. government issued a final determination pursuant to an anti-dumping duty order on certain hot-rolled steel products from Japan, in which it found imports of the subject merchandise were sold in the United States at prices below normal value during the October 2019 to September 2020 time period. As a result, the U.S. government assessed a dumping margin of 24.07% for imports from Japan of the subject steel products. Further, the U.S. government conducted a sunset review on its existing anti-dumping duty on certain hot-rolled steel products from Australia, Brazil, Japan, the Republic of Korea, the Netherlands, the Republic of Turkey, and the United Kingdom that was issued in 2016, and determined to continue the anti-dumping duty order on all subject steel products except for those from Brazil. More recently, the Trump Administration has periodically imposed significantly increased tariffs on foreign imports into the U.S., particularly from China, which may have impacted and may again impact our cost of raw materials. Our efforts to mitigate the impact of tariffs on raw materials through the diversification of our supply chain, exemption requests and other measures may not be sufficiently successful. Furthermore, a prolonged imposition of tariffs on our goods could have a significant adverse effect on our results of operations.

We are subject to litigation risks that may not be covered by insurance.

In the ordinary course of business, we become the subject of claims, lawsuits and administrative proceedings seeking damages or other remedies concerning our commercial operations, products, employees and other matters, including occasional claims by individuals alleging exposure to hazardous materials as a result of our products or operations. Some of these claims relate to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of such businesses. Our insurance does not cover all of our potential losses, and we are subject to various self-insured retentions and deductibles under our insurance. A judgment may be rendered against us in cases in which we could be uninsured or which exceed the amounts that we currently have reserved or anticipate incurring for such matters.

The number and cost of our current and future asbestos claims could be substantially higher than we have estimated and the timing of payment of claims could be sooner than we have estimated.

One of our subsidiaries has been and continues to be named as a defendant in asbestos-related product liability actions. The actual amounts expended on asbestos-related claims in any year may be impacted by the number of claims filed, the nature of the allegations asserted in the claims, the jurisdictions in which claims are filed, and the number of settlements. As of December 31, 2025, our subsidiary has a net liability of $0.3 million for the estimated indemnity cost associated with the resolution of its current open claims and future claims anticipated to be filed during the next five years.

Due to a number of uncertainties, the actual costs of resolving these pending claims could be substantially higher than the current estimate. Among these are uncertainties as to the ultimate number and type of lawsuits filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos suits or of our insurers, and potential legislative changes and uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case. In addition, future claims beyond the five-year forecast period are possible, but the accrual does not cover losses that may arise from such additional future claims. Therefore, any such future claims could result in a loss.

Significant costs are incurred in defending asbestos claims and these costs are recorded at the time incurred. Receipt of reimbursement from our insurers may be delayed for a variety of reasons. In particular, if our primary insurers claim that certain policy limits have been exhausted, we may be delayed in receiving reimbursement due to the transition from one set of insurers to another. Our excess insurers may also dispute the claims of exhaustion, or may rely on certain policy requirements to delay or deny claims. Furthermore, the various per occurrence and aggregate limits in different insurance policies may result in extended negotiations or the denial of reimbursement for particular claims. For more information on the cost sharing agreements related to this risk, refer to Note 11 *Commitments and Contingencies*.

Our products are used in operations that are subject to potential hazards inherent in the oil and natural gas industry and, as a result, we are exposed to potential liabilities that could affect our financial condition and reputation.

Our products are used in potentially hazardous completion, production and drilling applications in the oil and natural gas industry where an accident or a failure of a product can potentially have catastrophic consequences. Risks inherent to these applications, such as equipment malfunctions; failures; explosions; blowouts or uncontrollable flows of oil, natural gas or well fluids; and natural disasters on land or in deepwater or shallow-water environments, can cause personal injury; loss of life; suspension of operations; damage to formations; damage to facilities; business interruption and damage to or destruction of property, surface water and drinking water resources, equipment and the environment. These risks can be caused or contributed to by failure of, defects in or misuse of our products. In addition, we provide certain services that could cause, contribute to or be implicated in these events. If our products or services fail to meet specifications or are involved in accidents or failures, we could face warranty, contract or other litigation claims, which could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, and pollution or other environmental damages. In addition, failure of our products to operate properly or to meet specifications may increase costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. Our insurance policies may not be adequate to cover all liabilities. Further, insurance may not be generally available in the future or, if available, insurance premiums may make such insurance commercially unjustifiable. Moreover, even if we are successful in defending a claim, it could be time-consuming and costly to defend.

In addition, the frequency and severity of such incidents could affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our products or services if they view our safety record as unacceptable, which could cause us to lose customers and revenues. In addition, these risks may be greater for us because we may acquire companies that have not allocated significant resources and management focus to quality or safety, requiring rehabilitative efforts during the integration process. We may incur liabilities for losses associated with these newly acquired companies before we are able to rehabilitate such companies' quality, safety and environmental programs.

Climate change legislation or regulations restricting emissions of GHGs and related divestment and other efforts could increase our operating costs or reduce demand for our products.

Environmental advocacy groups and regulatory agencies in the U.S. and other countries have focused considerable attention on the emissions of carbon dioxide, methane and other GHGs and their potential role in climate change. In response to scientific studies suggesting that emissions of GHGs, including carbon dioxide and methane, are contributing to the warming of the Earth's atmosphere and other climatic conditions, the U.S. Congress has periodically considered adopting comprehensive legislation to reduce emissions of GHGs, and approximately half of the states have already taken legal measures to reduce emissions of GHGs, primarily through measures to promote the use of renewable energy and/or regional GHG cap-and-trade programs. The EPA has attempted to regulate GHG emissions under the federal Clean Air Act (the "CAA"), though in recent years many such regulatory restrictions have been rolled back or are being reconsidered, leading to uncertainties in the federal regulatory landscape:

• In December 2009, the EPA determined that emissions of carbon dioxide, methane and certain other GHGs endanger public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth's atmosphere and other climatic changes. The so-called "endangerment finding" has formed the basis for subsequent EPA regulation and rule promulgation. The Trump Administration has issued a proposal to rescind this endangerment finding and related rulemakings. For example, in October 2015, the EPA finalized the Clean Power Plan ("CPP"), which tried to impose additional obligations on the power generation sector to reduce GHG emissions. In August 2019, the EPA finalized the repeal of the 2015 regulations and replaced them with the Affordable Clean Energy rule ("ACE"), which designates heat rate improvement, or efficiency improvement, as the best system of emissions reduction for carbon dioxide from existing coal-fired electric utility generating units. In 2021, the U.S. Court of Appeals for the District of Columbia struck down the ACE rule but did not reinstate the former CPP regulation. In June 2022, the CPP was struck down by the U.S. Supreme Court, which held that Congress did not grant EPA the authority to devise emissions caps based on the generation-shifting approach the EPA took in the CPP. In May 2023, the EPA proposed to vacate the ACE rule and establish control methods to reduce the GHG emissions of power generation sector through control methods that include carbon capture and storage, low-GHG hydrogen co-firing and natural gas co-firing. In April 2024, the EPA published rules to regulate greenhouse gas emissions from fossil fuel-fired power plants (Clean Power Plan 2.0), which faced immediate criticism and challenges. On March 12, 2025, EPA Administrator Zeldin announced the EPA will reconsider the prior Biden Administration's Clean Power Plan 2.0 regulations, and the EPA published a proposed rule to repeal these regulations on June 17, 2025. The proposal would seek to repeal all GHG emissions standards for the power sector under Section 111 of the CAA.

- In August 2020, the EPA rescinded methane and volatile organic compound emissions standards for new and modified oil and gas transmission and storage infrastructure previously promulgated in 2016, as well as methane limits for new and modified oil and gas production and processing equipment. The EPA also relaxed requirements for oil and gas operators to monitor emissions leaks. However, in November 2021, the EPA proposed new source performance standards ("NSPS") updates and emission guidelines to reduce methane and other pollutants from the oil and gas industry. In December 2022, the EPA issued a supplemental proposal to update, strengthen, and expand the November 2021 NSPS updates and further reduce methane and other pollutants from the oil and gas industry. The final rule was issued in December 2023. The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources in the U.S., including oil and natural gas systems. In July 2023, the EPA proposed to add reporting that would capture "other large release events" such as abnormal methane emission events that are not fully accounted for using existing methods. There is ongoing D.C. Circuit litigation for these standards, and in October 2024, the U.S. Supreme Court denied industry and state petitioners' applications to stay the implementation of the rule while merits of the challenges are litigated. Additionally, at the end of 2024, EPA announced proposed amendment to the NSPS with additional emissions standards and limitations for GHGs and other hazardous air pollutants.

Further, President Trump and the Republican-majority Congress have exhibited significant support of the oil and natural gas sector and have endorsed policies that would be beneficial for the Company.

Efforts have also been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues. In November 2021, the U.S. and other countries entered into the Glasgow Climate Pact, which includes a range of measures designed to address climate change, including but not limited to the phase-out of fossil fuel subsidies, reducing methane emissions 30% by 2030, and cooperating toward the advancement of the development of clean energy. Following the prior Biden Administration reentering the U.S. into the Paris Agreement in February 2021, President Trump withdrew the U.S. from the Paris Agreement in January 2026.

Many of the regulatory actions taken under the prior Biden Administration related to the environment and oil and gas industry have been or are being revised or reversed by the Trump Administration. For example, in early 2025, President Trump rescinded a number of President Biden's executive orders on the environment and other matters, including to withdraw the U.S. from the Paris Agreement. The EPA has also delayed the effectiveness of certain methane-related regulations and, in July 2025, proposed to rescind the endangerment finding. If adopted following the extended public comment period, the proposal would result in the repeal of a number of EPA regulations.

While it is not possible at this time to predict how any such actions may impact our business, such actions could reduce activity from federal, state, and local legislative bodies and administrative agencies and the number of GHG laws, regulations, and other binding commitments that impact us and our customers.

The adoption of additional legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased operating costs to comply with new emissions-reduction or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, hydrocarbons that certain of our customers produce and reduce revenues by other of our customers who provide services to those exploration and production customers. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have a material adverse effect on our business, financial condition and results of operations.

In addition to the regulatory efforts described above, there have also been efforts in recent years aimed at the investment community, including investment advisers, sovereign wealth funds, public pension funds, universities and other groups, promoting the divestment of fossil fuel equities as well as to pressure lenders and other financial services companies to limit or curtail activities with companies engaged in the extraction of fossil fuel reserves. In connection with such developments, numerous market participants, including certain New York State pension and public employee retirement funds, have announced plans to completely or partially divest from fossil fuel and related stocks or otherwise pursue net-zero portfolio strategies. If these efforts are successful, our ability to access capital markets may be limited and our stock price may be negatively impacted.

Members of the investment community have focused on sustainability practices, including practices related to GHGs and climate change, in the oil and natural gas industry. As a result, we and our customers have come under increasing pressure to improve our sustainability performance and to increase our public reporting and disclosure on our sustainability practices. Some of our customers have begun to screen their service providers, including us, for compliance with sustainability metrics and we may incur additional costs to comply with sustainability reporting expectations and contracting policies for our customers and suppliers.

Additionally, members of the investment community have begun to screen companies such as ours for sustainability performance before investing in our stock. If we are unable to establish adequate sustainability practices, we may lose customers, our stock price may be negatively impacted, our reputation may be negatively affected, and it may be more difficult for us to compete effectively. Our efforts to improve our sustainability practices in response to these pressures may increase our costs, and we may be forced to implement technologies that are not economically viable in order to improve our sustainability performance and to perform services for certain customers. Finally, some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. At the same time, our stakeholders hold varied views on these issues, and our sustainability efforts and initiatives may not satisfy all of our stakeholders.

Finally, increasing attention to the risks of climate change has resulted in an increased possibility of lawsuits or investigations brought by public and private entities against oil and natural gas companies in connection with their GHG emissions. Should we be targeted by any such litigation or investigations, we may incur liability, which, to the extent that societal pressures or political or other factors are involved, could be imposed without regard to the causation of or contribution to the asserted damage, or to other mitigating factors.

Risks Related to Our International Operations:

Our business operations worldwide are subject to a number of U.S. federal laws and regulations, including restrictions imposed by the FCPA as well as trade sanctions administered by the Office of Foreign Assets Control and the Commerce Department, as well as similar laws in non-U.S. jurisdictions that govern our operations by virtue of our presence or activities there.

We rely on agents in non-U.S. countries that have been identified as posing a heightened risk of corrupt activities and whose local laws and customs differ significantly from those in the U.S. In many countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by the regulations applicable to us. The FCPA and similar anti-corruption laws in other jurisdictions, including the UK Bribery Act 2010, ("anti-corruption laws") prohibit corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. We may be held responsible for violations by our employees, contractors and agents for violations of anti-corruption laws. We may also be held responsible for violations by an acquired company that occur prior to an acquisition, or subsequent to an acquisition but before we are able to institute our compliance procedures. In addition, our non-U.S. competitors that are not subject to the FCPA or similar anti-corruption laws may be able to secure business or other preferential treatment in such countries by means that such laws prohibit with respect to us. The UK Bribery Act 2010 is broader in scope than the FCPA, applies to public and private sector corruption, and contains no facilitating payments exception. A violation of any of these laws, even if prohibited by our policies, could have a material adverse effect on our business. Actual or alleged violations could damage our reputation, be expensive to defend, impair our ability to do business, and cause us to incur civil and criminal fines, penalties and sanctions.

Compliance with regulations relating to export controls, trade sanctions and embargoes administered by the countries in which we operate, including the U.S. Department of the Treasury's Office of Foreign Assets Control and similar regulations in non-U.S. jurisdictions also pose a risk to us. We cannot provide products or services to certain countries, companies or individuals subject to U.S. and other countries' trade sanctions. Furthermore, the laws and regulations concerning import activity, export record keeping and reporting, export controls and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments and loss of import and export privileges.

Our exposure to currency exchange rate fluctuations may result in fluctuations in our cash flows and could have an adverse effect on our results of operations.

Fluctuations in currency exchange rates could be material to us depending upon, among other things, our manufacturing locations and the sourcing for our raw materials and components. In particular, we are sensitive to fluctuations in currency exchange rates between the U.S. dollar and each of the Canadian dollar, the British pound sterling, the Euro, and, to a lesser degree, the Mexican peso, the Chinese yuan, the Singapore dollar, and the Saudi riyal. There may be instances in which costs and revenue will not be matched with respect to currency denomination. As a result, to the extent that we expand on a global basis, higher portions of revenue, costs, assets and liabilities will be subject to fluctuations in foreign currency valuations. We may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. Further, the markets in which we operate could restrict the removal or conversion of the local currency, resulting in our inability to hedge against these risks.

Risks Related to Our Common Stock, Indebtedness and Financial Condition:

Our common stock price has fluctuated over the last year, and may be subject to wide fluctuations in response to various factors.

The market price of common stock of companies engaged in the oil and natural gas equipment manufacturing and services industry has been subject to fluctuations. Likewise, the market price of our common stock has varied significantly in the past year and may continue to fluctuate widely in response to various factors, many of which are beyond our control. These factors include, among others: actual or anticipated fluctuations in our operating results; changes in financial estimates by securities analysts; changes in the economic performance or market valuations of other companies in our industry; additions or departures of key personnel; and future sales of our common stock or other securities These and other factors may cause the market price of our common stock to decline. In 2025, the market price of our common stock reached a high of $38.45 per share on December 24, 2025, and a low of $12.78 per share on April 9, 2025.

Our debt agreements contain operating and financial restrictions that restrict our business and financing activities.

Our debt agreements contain, and any future indebtedness we incur may contain, a number of restrictive covenants that will impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

- pay dividends on, purchase or redeem our common stock;

- make certain investments;

- incur or guarantee additional indebtedness or issue certain types of equity securities;

- create certain liens;

- sell assets, including equity interests in our restricted subsidiaries;

- redeem or prepay subordinated debt or debt that is unsecured or secured on a basis junior to our notes;

- restrict dividends or other payments of our restricted subsidiaries;

- consolidate, merge or transfer all or substantially all of our assets;

- engage in transactions with affiliates;

- create unrestricted subsidiaries; or

- execute our acquisition strategy.

Our senior secured asset-based lending facility (the "Credit Facility") and the bond terms (the "Bond Terms") that govern our outstanding 10.50% senior secured bonds (the "2029 Bonds") also contain covenants, which, among other things, require us in certain circumstances, on a consolidated basis, to maintain specified financial ratios or conditions. As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. Our ability to borrow under the Credit Facility and comply with some of the covenants, ratios or tests contained in our debt agreements may be affected by events beyond our control. If market or other economic conditions deteriorate, and there is a decrease in our accounts receivable and inventory, our ability to borrow under our Credit Facility will be reduced and our ability to comply with these covenants, ratios or tests may be impaired. A failure to comply with the covenants, ratios or tests would result in an event of default, which, if not cured or waived, would cause some or all of our indebtedness to become immediately due and payable and have a material adverse effect on our business, financial condition and results of operations.

The restrictions in our debt agreements may have significant consequences for our future prospects, including limiting our liquidity and flexibility in obtaining additional financing, increasing our vulnerability to general adverse economic and industry conditions, and reducing our flexibility to plan for, and react to, changes in the economy and in our industry. Our ability to pay our expenses, and fund our working capital needs and debt obligations, will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors that are outside of our control. As a result of these factors, our business may not generate sufficient cash flow from operations to enable us to meet our debt obligations.

Our variable rate indebtedness may subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Any borrowings under our Credit Facility would be at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming borrowings under our amended Credit Facility outstanding as of December 31, 2025, each quarter point change in interest rates would result in an approximately $0.1 million change in annual interest expense on our indebtedness under our Credit Facility. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Our ability to access the capital and credit markets to raise capital on favorable terms is limited by our debt level, industry conditions and credit rating.

Our ability to access the capital and credit markets is limited by, among other things, oil and natural gas prices, our existing capital structure, our credit ratings, the state of the economy, the health of the drilling and overall oil and natural gas industry, trends among investors to avoid companies associated with the production of hydrocarbon products, and the liquidity of the capital markets. Many of the factors that affect our ability to access capital markets are outside of our control and may be negatively impacted by market events. Recent trends and conditions in the capital and credit markets with respect to the energy sector, including environmental and climate change related divestment campaigns, limit our ability to access these markets or may significantly increase our cost of capital. Low levels of exploration and drilling activity have caused and may continue to cause lenders to increase the interest rates under our credit facilities, enact tighter lending standards, refuse to refinance existing debt on acceptable terms or at all and may reduce or cease to provide funding. If we are unable to access the capital or credit markets on terms acceptable to us, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and liquidity, particularly in respect of our ability to repay or refinance our debt.

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company that a stockholder may consider favorable, which could adversely affect the price of our common stock. Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of our company, even if the change of control would be beneficial to our stockholders. These provisions include:

• a classified board of directors, so that only approximately one-third of our directors are elected each year;

• authority of our board to fill vacancies and determine its size;

• the ability of our board of directors to issue preferred stock without stockholder approval;

• limitations on the removal of directors; and

• limitations on the ability of our stockholders to call special meetings.

In addition, our amended and restated bylaws establish advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.

During the year ended December 31, 2024, we incurred impairment charges and we may incur additional impairment charges in the future.

For goodwill, an assessment for impairment is performed annually or when there is an indication an impairment may have occurred. Goodwill is reviewed for impairment by comparing the carrying value of each reporting unit's net assets, including allocated goodwill, to the estimated fair value of the reporting unit. We determine the fair value of each of our seven reporting units using a discounted cash flow approach. Determining the fair value of a reporting unit requires the use of estimates and assumptions. If the reporting unit's carrying value is greater than its calculated fair value, we recognize a goodwill impairment charge for the amount by which the carrying value of goodwill exceeds its fair value.

There was no impairment of goodwill during the year ended December 31, 2025 or 2024.

There are significant inherent uncertainties and management judgment in estimating the fair value of each reporting unit. While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, it is possible that a material change could occur. If actual results are not consistent with our current estimates and assumptions, or if changes in macroeconomic conditions outside the control of management change such that it results in a significant negative impact to our estimated fair values, the fair value of these reporting units may decrease below their net carrying value, which could result in a material impairment of our goodwill.

We evaluate our long-lived assets, including property and equipment, intangible assets with definite lives and operating lease right of use assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In performing our review for impairment, future cash flows expected to result from the use of the asset and its eventual value upon disposal are estimated. If the undiscounted future cash flows are less than the carrying amount of the assets, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of discounted future cash flows based on expected utilization.

There was no impairment of intangible assets during the year ended December 31, 2025. For the year ended December 31, 2024, we recognized intangible asset impairment charges totaling $119.1 million, which were included in "Impairment of intangible assets" in the consolidated statements of comprehensive loss.

If we determine that the carrying value of our long-lived assets is less than their fair value, we would be required to record additional charges in the future, which could adversely affect our financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We maintain a cybersecurity program designed to protect our information, and that of our customers, suppliers and other third parties we engage with, against cybersecurity threats that may result in adverse effects on the confidentiality, integrity, and availability of our information systems.

Internal Cybersecurity Team and Governance

Board of Directors

Our board of directors has delegated the primary responsibility to oversee cybersecurity matters to the Audit Committee. The Audit Committee regularly reviews the measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. As part of such reviews, the Audit Committee receives reports and presentations from members of our team responsible for overseeing the Company's cybersecurity risk management, including senior members of our IT, Finance and Accounting, and Legal teams. We have protocols by which certain cybersecurity incidents are escalated within the Company and, where appropriate, reported to the Audit Committee and/or Board.

Management

The executive management team, including our Chief Executive Officer, Chief Financial Officer and General Counsel, receives periodic reports from the IT Director regarding cybersecurity objectives and risk management measures being implemented by the Company and discusses these updates to identify and mitigate data protection and cybersecurity risks. The cybersecurity objectives established by the IT Director are based on industry best practices and are designed to further develop the security IT infrastructure.

Our IT Director has cybersecurity knowledge and skills gained from over 15 years of information technology experience at the Company and elsewhere. Under his supervision, the IT Department, with the advice of outside consultants, is responsible for developing, implementing, monitoring and maintaining cybersecurity and data protection practices across our business and reports directly to the Company's Vice President of Operations. The IT Director receives regular reports on cybersecurity threats from the internal cybersecurity team and reviews risk management measures designed and implemented by the Company to identify and mitigate data protection and cybersecurity threats. Our IT Director works with the General Counsel and other members of the Legal Department to ensure compliance with legal, regulatory and contractual security requirements. The IT Director also periodically attends the Board's Audit Committee meetings to report on developments impacting the IT Department and discuss annual cybersecurity goals and initiatives.

<u>Internal Cybersecurity Team</u>

Our internal cybersecurity team is responsible for the development, implementation, monitoring, and maintenance of the cybersecurity and data protection practices across the Company. Reporting to our IT Director are experienced professionals who assist with managing cybersecurity objectives and implementing related policies and tools. Also, the internal cybersecurity team conducts periodic security awareness training for employees. In addition to our internal cybersecurity capabilities, we also regularly engage consultants to assist with assessing, identifying, and managing cybersecurity risks, optimizing infrastructure and ensuring organizational readiness.

Risk Management and Strategy

Assessing, identifying and managing cybersecurity risks are integral to our enterprise risk management activities. Our cybersecurity program leverages people, processes, and technology to timely identify and respond to threats. The Company has access control systems to limit physical and virtual access into our system to authorized and unauthorized users. In addition, we utilize services and software from third-party providers to monitor the Company's network and obtain expeditious alerts of anomalous activity. The Company takes a risk-based approach to manage cybersecurity risks and reviews third-party reports to oversee and identify cybersecurity threats.

The Company maintains cybersecurity insurance to defray costs associated with a cybersecurity incident.

<u>Security Policy and Requirements</u>

The Company has information security policies to (i) protect information processed and stored by the Company in accordance with applicable laws; (ii) protect the Company's information from current and emerging threats to computing systems and the energy industry in particular; and (iii) establish appropriate levels of protection for the Company's information systems. The IT Department is responsible for designing and implementing information system controls, procedures and solutions to accomplish the Company's cybersecurity and data protection objectives. The executive management team, including our Chief Executive Officer, Chief Financial Officer and General Counsel, is responsible for (i) approving and reviewing any changes to the policies; (ii) ensuring necessary resources; (iii) defining information that is considered strategically important; (iv) reviewing and approving information security objectives on annual basis; and (v) driving continued improvement and communicating the importance of information security to the organization. All Company employees, contractors, managers and partners are responsible for (i) following applicable information security controls and (ii) reporting violations of controls or suspicious incidents to their business manager or directly to the IT Department. We are regularly audited by certain customers to assess the adequacy of our cybersecurity controls.

<u>Incident Response</u>

We have implemented a Cybersecurity Incident Response Plan (the "IRP") that applies in the event of a cybersecurity incident to provide a standardized framework for responses. The IRP sets out a coordinated approach to investigating, containing, documenting and mitigating incidents, including reporting findings and keeping senior management and other key stakeholders informed and involved as appropriate. In general, our incident response process follows the National Institute of Standards and Technology framework and focuses on four phases: preparation; detection and analysis; containment, eradication and recovery; and post-incident remediation. The IRP applies to all Company personnel, including third-party contractors, vendors and partners, that perform functions or services require access to secure Company information, and to all devices and network services that are owned or managed by the Company.

<u>Material Cybersecurity Risks, Threats and Incidents</u>

Due to evolving cybersecurity threats, it has and will continue to be difficult to prevent, detect, mitigate, and remediate cybersecurity incidents.

While we have not experienced any material cybersecurity threats or incidents, there can be no guarantee that we will not be the subject of future successful threats or incidents.

We also rely on information technology and third-party vendors to support our operations, including our secure processing of personal, confidential, sensitive, proprietary and other types of information. Despite ongoing efforts to continuously improve our and our vendors' ability to protect against cyber incidents, we may not be able to protect all information systems. Cybersecurity incidents may lead to reputational harm, revenue and client loss, legal actions, and statutory penalties, among other consequences. Additional information on cybersecurity risks we face are discussed in Item 1A "Risk Factors," which should be read in conjunction with the foregoing information.

Item 2. Properties

The following table describes the significant facilities owned or leased by us as of December 31, 2025, for our Drilling and Completions ("D&C") and Artificial Lift and Downhole ("A&D") segments:

Country	Location	Number of facilities	Description	Leased or Owned	Segments
Canada	Red Deer	2	Service/Distribution	Leased	D&C
	Calgary	1	Manufacturing	Leased	D&C
	Calgary	1	Manufacturing/Service/ Distribution	Leased	A&D
	Edmonton	2	Service/Distribution	Leased	D&C
	Edmonton	2	Manufacturing/Service/ Distribution	Leased	A&D
Germany	Hamburg	1	Manufacturing	Leased	D&C
Saudi Arabia	Dammam	1	Manufacturing/ Distribution	Owned	Shared
UAE	Jebel Ali	1	Service/Distribution	Leased	Shared
United Kingdom	Aberdeen	1	Service/Distribution	Leased	D&C
	Kirkbymoorside	1	Manufacturing	Owned	D&C
United States	Broussard, LA	1	Manufacturing/Service/ Distribution	Leased	D&C
	Bryan, TX	1	Manufacturing	Leased	D&C
	Clearfield, PA	1	Manufacturing/Service/ Distribution	Leased	A&D
	Dayton, TX	1	Manufacturing	Leased	D&C
	Guthrie, OK	1	Manufacturing	Leased	A&D
	Houston, TX	2	Corporate/ Manufacturing	Leased	Shared
	Humble, TX	1	Manufacturing	Leased	D&C
	Midland, TX	1	Service/Distribution	Leased	D&C
	Odessa, TX	1	Service/Distribution	Leased	D&C
	Odessa, TX	1	Service/Distribution	Leased	A&D
	Pearland, TX	1	Manufacturing/ Distribution	Leased	A&D
	Smock, PA	1	Service	Leased	D&C
	Stafford, TX	2	Manufacturing/ Distribution	Leased	A&D
	Tyler, TX	1	Distribution	Leased	D&C
	Williston, ND	1	Service/Distribution	Leased	Shared

We believe our facilities are suitable for their present and intended purposes and are adequate for our current and anticipated level of operations.

We incorporate by reference the information set forth in Item 1 and Item 7 of this Annual Report on Form 10-K and the information set forth in Note 5 *Property and Equipment,* Note 8 *Leases* and Note 11 *Commitments and Contingencies.*

Item 3. Legal Proceedings

Information related to Item 3. Legal Proceedings is included in Note 11 *Commitments and Contingencies*, which is incorporated herein by reference. In addition to these matters, we are involved in other legal proceedings incidental to the conduct of our business. We do not believe that any of these legal proceedings will have a material adverse effect on our financial condition, results of operation or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

The following table indicates the names, ages and positions of the executive officers of FET as of February 20, 2026:

Name	Age	Position
Neal A. Lux	50	President, Chief Executive Officer and Director
D. Lyle Williams	56	Executive Vice President and Chief Financial Officer
John C. Ivascu	48	Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Michael D. Danford	63	Senior Vice President and Chief Human Resources Officer
Katherine C. Keller	42	Senior Vice President and Chief Accounting Officer
Mark Brookes	50	Senior Vice President – Operations
Steven Pounds	53	Senior Vice President – Operations

Neal A. Lux. Mr. Lux was appointed as President and Chief Executive Officer of FET and as a director on FET's board of directors effective February 18, 2022. Mr. Lux previously served as the Company's Executive Vice President and Chief Operating Officer from December 2020 to February 2022. From January 2009 to February 2022, Mr. Lux held various operations roles of increasing responsibility with the Company and its subsidiaries, including Executive Vice President - Operations; Senior Vice President - Completions; Managing Director - Global Tubing; and President, Global Tubing. He holds a B.S. in Industrial Engineering from Purdue University.

D. Lyle Williams, Jr. Mr. Williams has served as Executive Vice President and Chief Financial Officer since June 2020. Since January 2007, Mr. Williams has held various financial and operations roles, including Senior Vice President - Operations; Vice President - Corporate Development and Treasurer; Vice President - Operations Finance; Vice President - Finance and Accounting, Drilling and Subsea Segment; Senior Vice President - Downhole Technologies; Vice President - Subsea Products; and Vice President - Capital Equipment. Prior to joining FET, Mr. Williams held various operations positions with Cooper Cameron Corporation, including Director of Operations - Engineering Products. He holds a B.A. in Economics and English from Rice University and an M.B.A. from Harvard University Graduate School of Business Administration.

John C. Ivascu. Mr. Ivascu has served as Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary since June 2020. After serving in various legal roles of increasing responsibility since June 2011, he was appointed as our General Counsel and Corporate Secretary in February 2019. Mr. Ivascu also serves as Managing Director of our German subsidiary, Forum Blohm + Voss Oil Tools GmBh. From 2006 to June 2011, Mr. Ivascu practiced corporate law at Vinson & Elkins L.L.P., representing public and private companies and investment banking firms in capital markets offerings, mergers and acquisitions, and corporate governance and bankruptcy matters. From 2004 to 2006, Mr. Ivascu served as an attorney for the U.S. Securities & Exchange Commission, Division of Enforcement. He holds a B.B.A. from the Stephen M. Ross School of Business at the University of Michigan, and a J.D. from Brooklyn Law School.

Michael D. Danford. Mr. Danford has served as Senior Vice President and Chief Human Resources Officer since June 2020. Prior to that, Mr. Danford served as Senior Vice President - Human Resources from February 2015 to June 2020; and Vice President - Human Resources from November 2007 to February 2015. Prior to joining FET, from August 2007 through November 2007, he worked at Trico Marine Services Inc., a privately held provider of subsea and marine support vessels and services to the oil and natural gas industry, as Vice President - Human Resources. From 1997 through July 2007, Mr. Danford served as Director of Human Resources and Vice President - Human Resources for Hydril Company, a publicly traded manufacturer of connections used for oil and natural gas drilling and production. From 1991 to 1997, Mr. Danford served in various human resources roles for Baker Hughes Incorporated, a publicly traded oilfield services company. Prior to joining Baker Hughes, from 1990 to 1991, Mr. Danford served as a recruiter and as an employee relations representative in the human resources department for Compaq Computer, a publicly traded developer and manufacturer of computer systems. Mr. Danford holds a B.S. degree in Computer Science from the University of Louisiana at Monroe (formerly Northeast Louisiana University).

Katherine C. Keller. Ms. Keller has served as Senior Vice President and Chief Accounting Officer since February 2024. Prior to that, she acted as the Company's Vice President and Principal Accounting Officer from August 2022 to January 2024. From January 2012 to December 2015, and March 2018 to July 2022, she held various accounting roles of increasing responsibility, most recently Corporate Controller. Prior to joining the Company, Ms. Keller held positions of increasing responsibility with the Apollo Education Group from May 2009 to January 2012, most recently serving as Financial Reporting & Equity Accounting Manager. From July 2005 to May 2009, she served as a Senior Auditor for Ernst and Young LLP. She holds a B.S. in Accounting from Bucknell University and is a Certified Public Accountant in Pennsylvania.

Mark Brookes. Mr. Brookes has served as the Company's Senior Vice President – Operations since February 2022. From November 2017 to January 2022, Mr. Brookes served as the Company's Vice President – Subsea Products and Services. Prior to joining the Company, Mr. Brookes was employed by Oceaneering International from February 2012 to November 2017 in various roles, including General Manager – Specialty Connection Systems and General Manager – Subsea Field Development. From June 2007 to January 2012, Mr. Brookes held various roles as a Project and Operations Director for Cameron International. Mr. Brookes earned a Master of Industrial Engineering and Management from Oklahoma State University and a B.S. in Engineering and Management from Brunel University, London.

Steven Pounds. Mr. Pounds has served as the Company's Senior Vice President – Operations since February 2022. From January 2018 to January 2022, Mr. Pounds held various positions of increasing responsibility, most recently Vice President – Production. Mr. Pounds served as Chief Operating Officer of Top-Co Inc. from October 2014 until its merger with Rubicon Oilfield International in November 2016, and continued as a Senior Advisor until January 2017. Prior to that, Mr. Pounds held various positions of increasing responsibility with Baker Hughes International, most recently as Senior Director – Strategic Sourcing. Mr. Pounds holds a B.S. in Mechanical Engineering from The University of Texas at Austin.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the NYSE and NYSE Texas under the trading symbol "FET." As of February 20, 2026, there were approximately 300 common stockholders of record. In calculating the number of shareholders, we consider clearing agencies and security position listings as one shareholder for each agency or listing.

No dividends were declared or issued during 2025 or 2024, and we do not currently have any immediate plans to pay cash dividends in the future. Our future dividend policy is within the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition, capital requirements, investment opportunities, and restrictions under our loan agreements.

Purchase of Equity Securities

Our Board of Directors approved programs for the repurchase of outstanding shares of our common stock with an aggregate purchase amount of up to $10.0 million (the "November 2021 Program") and $75.0 million (the "December 2024 Program"), in November 2021 and December 2024, respectively. The December 2024 Program replaced the authority granted under the November 2021 Program. Shares may be repurchased under the December 2024 Program from time to time, in amounts and at prices that the Company deems appropriate, subject to market and business conditions, applicable legal requirements and other considerations. The program may be executed using open market purchases pursuant to Rule 10b-18 under the Securities Exchange Act of 1934 (the "Exchange Act"), in privately negotiated agreements or by way of issuer tender offers, Rule 10b5-1 plans or other transactions. From the inception of the programs in November 2021 through December 31, 2025, we repurchased approximately 1.7 million shares of our common stock for aggregate consideration of $41.9 million. We repurchased approximately 1.4 million shares of our common stock for aggregate consideration of $34.3 million during 2025.

The following table is a summary of our repurchases of our common stock during the three months ended December 31, 2025. As of December 31, 2025, the remaining authorization under the Repurchase Program is $40.7 million.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plan or programs	Maximum value of shares that may yet be purchased under the plan or program (in thousands)
October 1, 2025 - October 31, 2025	162,341	$ 27.69	162,341	$ 49,239
November 1, 2025 - November 30, 2025	96,306	$ 29.28	96,306	$ 46,419
December 1, 2025 - December 31, 2025	162,788	$ 35.19	162,788	$ 40,691
Total	421,435	$ 30.95	421,435	

Subsequent to December 31, 2025 through February 20, 2026, we repurchased approximately 0.1 million shares of our common stock for aggregate consideration of $3.1 million.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included under Item 8 of this Annual Report on Form 10-K. This discussion contains forward-looking statements based on our current expectations, estimates and projections about our operations and the industry in which we operate. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in "Risk Factors" and "Cautionary note regarding forward-looking statements" and elsewhere in this Annual Report on Form 10-K. We assume no obligation to update any of these forward-looking statements.

Overview

FET optimizes customer operations by improving safety, increasing efficiency, and reducing environmental impact. Our highly engineered products include capital equipment and consumable products. FET's customers include oil and natural gas operators, oilfield service companies, pipeline and refinery operators, defense contractors and renewable energy companies. Consumable products are used by our customers in drilling, well construction and completion activities and at processing centers and refineries. Our capital products are directed at drilling rig equipment for constructing new or upgrading existing rigs, subsea construction and development projects, pressure pumping equipment, the placement of production equipment on new producing wells, downstream capital projects and capital equipment for renewable energy projects. In 2025, approximately 80% of our revenue was derived from consumable products and activity-based equipment, while the balance was primarily derived from capital products with a small amount from rental and other services.

We expect that the world's long-term energy demand will continue to rise for the foreseeable future. Hydrocarbons are expected to play a vital role in meeting the world's long-term energy needs even as renewable energy sources grow in importance. As such, we are focused on developing products to help oil and gas operators lower expenses, increase production, and reduce their emissions while also deploying our technologies in renewable energy applications.

FET operates in the following two reportable segments: (1) Drilling and Completions and (2) Artificial Lift and Downhole. Refer to Note 15 *Business Segments* for the product lines making up each segment.

A summary of the products and services offered by each segment is as follows:

- *Drilling and Completions*. This segment designs, manufactures and supplies products and solutions to the drilling, subsea, coiled tubing, well stimulation and intervention markets, including applications in the oil and natural gas, renewable energy, defense and communications industries. The products and solutions consist primarily of (i) capital equipment and consumable products used in the drilling process; (ii) capital equipment and aftermarket products including subsea ROVs and trenchers, submarine rescue vehicles, specialty components and tooling, and technical services; (iii) capital equipment and consumable products sold to the pressure pumping market, including hydraulic fracturing pumps, cooling systems, and high-pressure flexible hoses and flow iron; (iv) wireline cable and pressure control equipment used in the well completion and intervention service markets; and (v) coiled tubing strings and pressure control equipment used in coiled tubing operations, as well as coiled line pipe and related services.

- *Artificial Lift and Downhole*. This segment designs, manufactures and supplies products and solutions for the artificial lift, well construction, production and infrastructure markets. The products and solutions consist primarily of: (i) products designed to safeguard artificial lift equipment and downhole cables; (ii) well construction casing and cementing equipment; (iii) customized downhole technology solutions, providing sand and flow control products for heavy oil applications; (iv) engineered process systems, production equipment, as well as specialty separation equipment; and (v) a wide range of industrial valves focused on oil and natural gas as well as power generation, renewable energy and other general industrial applications.

Market Conditions

Generally, demand for our products and services is directly related to our customers' drilling and completions activity, and their capital expenditure budgets. Their activity and the associated budgets are heavily influenced by forecasted energy prices and production targets. Demand for our capital products is driven by the utilization of service company equipment. Utilization is a function of equipment capacity and durability in demanding environments.

During 2025, global oil and natural gas markets were heavily impacted by shifting supply dynamics and geopolitical developments. Additionally, U.S. trade policy and global tariff responses created significant macroeconomic uncertainty across the industry.

In the future, volatile macroeconomic conditions, including changing tariffs imposed by U.S. or foreign governments, could disrupt world energy markets and international supply chains. Although near-term events may present challenges, we expect that global population growth and oil and gas production declines will continue to support long-term energy demand, which may outpace global supply.

The table below shows average crude oil and natural gas prices for West Texas Intermediate ("WTI"), Brent, and Henry Hub. Average oil prices declined over the course of the year, with Brent crude averaging approximately $63 per barrel in December after declining throughout the second half of the year. This downward trend was driven by global crude oil supply exceeding demand, a result of both sluggish global economic growth and the accelerated unwinding of OPEC+ production cuts. In contrast, average natural gas prices strengthened during 2025, supported by strong demand, tightening supply and geopolitical uncertainty.

	2025		2024	
Average global oil, $/bbl				
WTI	$	65.39	$	76.45
Brent	$	69.14	$	80.52
Average North American Natural Gas, $/Mcf				
Henry Hub	$	3.52	$	2.19

The table below shows the average number of active drilling rigs operating by geographic area and drilling for different purposes based on the weekly rig count information published by Baker Hughes Company. Our revenues, over the long-term, are highly correlated to the global drilling rig count, which decreased 6.7% in 2025 compared to average global rig count in 2024. The decrease was mainly driven by lower average oil prices, enhanced drilling efficiencies, and sustained capital discipline among exploration and production companies.

In the third quarter of 2025, Baker Hughes implemented a revised methodology for counting rigs, primarily affecting data pertaining to Saudi Arabia. Consequently, international rig counts reported for the prior period have been adjusted accordingly and may now vary from figures presented in previous disclosures.

	2025	2024
Active Rigs by Location		
United States	561	599
Canada	177	187
International	1,080	1,162
Global Active Rigs	**1,818**	**1,948**
Land vs. Offshore Rigs		
Land	1,566	1,647
Offshore	252	301
Global Active Rigs	**1,818**	**1,948**
U.S. Commodity Target		
Oil	443	491
Gas	113	105
Other	5	3
Total U.S. Active Rigs	**561**	**599**
U.S. Well Path		
Horizontal	498	536
Vertical	13	15
Directional	50	48
Total U.S. Active Rigs	**561**	**599**

The table below shows the amount of total inbound orders by segment for the years ended December 31, 2025 and 2024:

(in thousands of dollars)	2025	2024
Orders:		
Drilling and Completions	$ 567,805	$ 459,214
Artificial Lift and Downhole	323,200	321,049
Total Orders	$ 891,005	$ 780,263

Results of operations

(in thousands of dollars, except per share information)	Year ended December 31,		Change	
	2025	2024	$	%
Revenue				
Drilling and Completions	$ 477,191	$ 470,767	$ 6,424	1.4 %
Artificial Lift and Downhole	314,785	345,680	(30,895)	(8.9)%
Eliminations	(502)	(22)	(480)	*
Total revenue	$ 791,474	$ 816,425	$ (24,951)	(3.1)%
Cost of sales				
Drilling and Completions	$ 375,633	$ 348,878	$ 26,755	7.7 %
Artificial Lift and Downhole	197,307	212,536	(15,229)	(7.2)%
Eliminations	(502)	(22)	(480)	*
Total cost of sales	$ 572,438	$ 561,392	$ 11,046	2.0 %
Gross profit				
Drilling and Completions	$ 101,558	$ 121,889	$ (20,331)	(16.7)%
Artificial Lift and Downhole	117,478	133,144	(15,666)	(11.8)%
Total gross profit	$ 219,036	$ 255,033	$ (35,997)	(14.1)%
Selling, general and administrative expenses				
Drilling and Completions	$ 88,723	$ 104,123	$ (15,400)	(14.8)%
Artificial Lift and Downhole	76,304	84,250	(7,946)	(9.4)%
Corporate	34,878	30,952	3,926	12.7 %
Total selling, general and administrative expenses	$ 199,905	$ 219,325	$ (19,420)	(8.9)%
Segment operating income (loss)				
Drilling and Completions	$ 12,835	$ 17,766	$ (4,931)	(27.8)%
Operating margin %	*2.7 %*	*3.8 %*		
Artificial Lift and Downhole	41,174	48,894	(7,720)	(15.8)%
Operating margin %	*13.1 %*	*14.1 %*		
Corporate	(34,878)	(30,952)	(3,926)	(12.7)%
Total segment operating income	$ 19,131	$ 35,708	$ (16,577)	(46.4)%
Operating margin %	*2.4 %*	*4.4 %*		
Transaction expenses	546	7,728	(7,182)	*
Impairment of intangible assets	—	119,123	(119,123)	*
Gain on sale-leaseback transactions	(11,182)	(4,860)	(6,322)	*
Loss (gain) on disposal of assets and other	(378)	484	(862)	*
Operating income (loss)	30,145	(86,767)	116,912	134.7 %
Interest expense	18,312	31,490	(13,178)	(41.8)%
Loss on extinguishment of debt	—	2,854	(2,854)	*
Foreign exchange losses (gains) and other, net	(4,754)	7,315	(12,069)	*
Total other expense	13,558	41,659	(28,101)	*
Income (loss) before income taxes	16,587	(128,426)	145,013	112.9 %
Income tax expense	26,247	6,900	19,347	*
Net loss	$ (9,660)	$ (135,326)	$ 125,666	92.9 %
Weighted average shares outstanding				
Basic	11,883	12,299		
Diluted	11,883	12,299		
Loss per share				
Basic	$ (0.81)	$ (11.00)		
Diluted	$ (0.81)	$ (11.00)		

* not meaningful

Revenues

Our revenue for the year ended December 31, 2025 was $791.5 million, a decrease of $25.0 million, or 3.1%, compared to the year ended December 31, 2024. For the year ended December 31, 2025, our Drilling and Completions segment and Artificial Lift and Downhole segment comprised of 60.3% and 39.8% of our total revenues, respectively, compared to 57.7% and 42.3%, respectively, for the year ended December 31, 2024. The overall decrease in revenue was primarily related to challenging market conditions, including a notable reduction in global drilling and completions activity, as well as tariff impacts in our Valve Solutions product line. These pressures were partially offset by higher revenue recognized from ROVs projects and increased coiled line pipe sales. The changes in revenues by operating segment consisted of the following:

Drilling and Completions segment — Revenue was $477.2 million for the year ended December 31, 2025, an increase of $6.4 million, or 1.4%, compared to the year ended December 31, 2024. This increase was driven by higher revenue recognized from ROVs projects and increased coiled line pipe sales due to growing U.S. demand and a large offshore project. These favorable factors were partially offset by lower global drilling and completions activity.

Artificial Lift and Downhole segment — Revenue was $314.8 million for the year ended December 31, 2025, a decrease of $30.9 million, or 8.9%, compared to the year ended December 31, 2024. The decline in revenue was driven by lower sand control sales and tariff-related impacts on valve products sales volumes. These decreases were partially offset by higher casing equipment sales.

Segment operating income (loss) and segment operating margin percentage

Segment operating income for the year ended December 31, 2025 was $19.1 million compared to $35.7 million for the year ended December 31, 2024. For the year ended December 31, 2025, segment operating margin percentage was 2.4% compared to 4.4% for the year ended December 31, 2024. Segment operating margin percentage is calculated by dividing segment operating income (loss) by revenues for the period. The change in operating income (loss) and operating margin percentage for each segment is explained as follows:

Drilling and Completions segment — Segment operating income was $12.8 million, or 2.7%, for the year ended December 31, 2025 compared to $17.8 million, or 3.8%, for the year ended December 31, 2024. The $4.9 million decrease in segment operating results was primarily due to inventory write-downs, asset impairments and other costs, net of recoveries, of $20.2 million related to the Company's strategic decision to consolidate facilities and discontinue certain products. This decrease was partially offset by a reduction in amortization expense following intangible asset impairments recognized in the fourth quarter of 2024.

Artificial Lift and Downhole segment — Segment operating income was $41.2 million, or 13.1%, for the year ended December 31, 2025 compared to $48.9 million, or 14.1%, for the year ended December 31, 2024. The $7.7 million decrease in segment operating results was primarily driven by lower market activity and unfavorable customer and product mix.

Corporate — Selling, general and administrative expenses for Corporate were $34.9 million for the year ended December 31, 2025, a $3.9 million increase compared to the year ended December 31, 2024. This increase was primarily related to higher performance-based incentive compensation costs and one-time professional fees.

Other items not included in segment operating income (loss)

Several items are not included in segment operating income (loss), but are included in the total operating income (loss). These items include Transaction expenses, Impairment of intangible assets, Gain on sale-leaseback transactions and Loss (gain) on disposal of assets and other. For further information related to Impairment of intangible assets, see Note 6 *Goodwill and Intangible Assets.* For further information related to Gain on sale-leaseback transactions, see Notes 5 *Property and Equipment* and 8 *Leases.*

Other income and expense

Other income and expense includes interest expense, foreign exchange gains (losses) and other, and loss on extinguishment of debt.

We incurred $18.3 million of interest expense during the year ended December 31, 2025, a decrease of $13.2 million compared to the year ended December 31, 2024 due to the decreased borrowings. See Note 7 *Debt* for further details related to debt.

The foreign exchange gains and losses are primarily the result of movements in the British pound, Euro and Canadian dollar relative to the U.S. dollar. These movements in exchange rates create foreign exchange gains or losses when applied to monetary assets or liabilities denominated in currencies other than the location's functional currency, primarily U.S. dollar denominated cash, trade account receivables and net intercompany receivable balances for our entities using a functional currency other than the U.S. dollar.

Taxes

We recorded tax expense of $26.2 million for the year ended December 31, 2025 compared to a tax expense of $6.9 million for the year ended December 31, 2024. The estimated annual effective tax rates for the years ended December 31, 2025 and 2024 were impacted by losses in jurisdictions where the recording of a tax benefit is not available. Furthermore, the tax expense or benefit recorded can vary from period to period depending on the Company's relative mix of earnings and losses by jurisdiction.

Liquidity and capital resources

Sources and uses of liquidity

Our internal sources of liquidity are cash on hand and cash flows from operations, while our primary external sources include trade credit, the Credit Facility and the 2029 Bonds. Our primary uses of capital have been for inventory, sales on credit to our customers, maintenance and growth capital expenditures, repurchases of stock, debt repayments and acquisitions. We continually monitor other potential capital sources, including equity and debt financing, to meet our investment and target liquidity requirements. Our future success and growth will be highly dependent on our ability to generate positive operating cash flow and access outside sources of capital.

As of December 31, 2025, we had $37.3 million of borrowings under our Credit Facility and $100.0 million outstanding principal amount of 2029 Bonds. See Note 7 *Debt* for further details related to the terms for our debt agreements and Note 16 *Subsequent Events* for further details on amendments to our Credit Facility subsequent to December 31, 2025.

As of December 31, 2025, we had cash and cash equivalents of $34.7 million and $72.5 million of availability under our Credit Facility. We anticipate that our future working capital requirements for our operations will fluctuate directionally with revenues. Furthermore, availability under the Credit Facility will fluctuate directionally based on the level of our eligible accounts receivable and inventory subject to applicable sublimits. In addition, we expect total 2026 capital expenditures to be approximately $10.0 million, primarily for replacement of end of life machinery and equipment.

We expect our available cash on-hand, cash generated by operations, and estimated availability under the Credit Facility to be adequate to fund current operations for at least the next 12 months and for the foreseeable future. In addition, based on existing market conditions and our expected liquidity needs, among other factors, we may use a portion of our cash flows from operations, proceeds from divestitures, securities offerings or other eligible capital to reduce outstanding debt or repurchase shares of our common stock under our repurchase program.

Our Board of Directors approved programs for the repurchase of outstanding shares of our common stock. From the inception of the programs in November 2021 through December 31, 2025, we repurchased approximately 1.7 million shares of our common stock for aggregate consideration of $41.9 million. We repurchased approximately 1.4 million shares of our common stock for aggregate consideration of $34.3 million during 2025.

Our cash flows for the years ended December 31, 2025 and 2024 are presented below (in thousands):

	Year ended December 31,	
(in thousands of dollars)	**2025**	**2024**
Net cash provided by operating activities	$ 70,402	$ 92,191
Net cash provided by (used in) investing activities	9,566	(137,526)
Net cash provided by (used in) financing activities	(91,566)	45,242
Effect of exchange rate changes on cash	1,598	(1,411)
Net decrease in cash, cash equivalents and restricted cash	$ (10,000)	$ (1,504)

Net cash provided by operating activities

Net cash provided by operating activities was $70.4 million for the year ended December 31, 2025 compared to net cash provided by operating activities of $92.2 million for the year ended December 31, 2024. During the year ended December 31, 2025, net working capital provided cash of $17.8 million, compared to net working capital cash provided of $57.6 million for the year ended December 31, 2024. This decline in operating cash flow was offset by the increase in net income adjusted for non-cash items which provided $52.6 million of cash for the year ended December 31, 2025 compared to $34.6 million for the year ended December 31, 2024.

Net cash provided by (used in) investing activities

Net cash provided by investing activities was $9.6 million for the year ended December 31, 2025, mainly related to $14.6 million proceeds from sale-leaseback transactions, partially offset by capital expenditures of $6.0 million. Net cash used in investing activities was $137.5 million for the year ended December 31, 2024, mainly related to the Variperm Acquisition of $150.4 million and capital expenditures of $8.1 million, partially offset by $20.3 million of proceeds from sale-leaseback transactions.

Net cash provided by (used in) financing activities

Net cash used in financing activities was $91.6 million for the year ended December 31, 2025 and included $53.1 million of net repayments of our Credit Facility and repurchases of common stock of $34.6 million. Net cash provided by financing activities was $45.2 million for the year ended December 31, 2024 and included $54.9 million of net proceeds from debt mainly due to the Variperm acquisition, partially offset by $8.5 million of paid financing costs.

Off-balance sheet arrangements

As of December 31, 2025, we had no off-balance sheet instruments or financial arrangements, other than letters of credit entered into in the ordinary course of business. For additional information, refer to Note 11 *Commitments and Contingencies.*

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing our consolidated financial statements, we make judgments, estimates and assumptions affecting the amounts reported. We base our estimates on factors including historical experience and various assumptions that we believe are reasonable under the circumstances. These factors form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements.

In order to provide a better understanding of how we make judgments, and develop estimates and assumptions about future events, we have described our most critical accounting policies and estimates used in preparation of our consolidated financial statements below.

Revenue recognition

Revenue is recognized in accordance with Accounting Standards Codification Topic ("ASC") 606, when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. For the year ended December 31, 2025, approximately 79% of our revenue was recognized from goods transferred to customers at a point in time while 21% of our revenue was recognized from goods transferred to customers over time.

Although terms of our contracts may vary considerably, the 21% of revenues recognized over time relate to certain contracts in our Subsea, Production Equipment and Downhole product lines which are typically based on a fixed amount for the entire contract. Recognition over time for these contracts is supported by our assessment of the products supplied as having no alternative use to us and by clauses in the contracts that provide us with an enforceable right to payment for performance completed to date.

For performance obligations satisfied over time, we measure progress toward completion using either an input method or an output method, depending on which method best depicts the transfer of control of goods or services to the customer. The selection of the method requires judgment and is based on the nature of the goods or services promised and the terms of the contract.

For certain contracts, we use an input method and measure progress using the cost-to-cost method because it best depicts the transfer of assets to the customer, which occurs as costs are incurred on the contract. The amount of revenue recognized is calculated based on the ratio of costs incurred to date compared to total estimated costs which requires management to calculate reasonably dependable estimates of total contract costs. Whenever revisions of estimated contract costs and contract values indicate that the contract costs will exceed estimated revenues, thus creating a loss, a provision for the total estimated loss is recorded in that period. We recognize revenue and cost of sales each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of profit to be established. In such cases, no profit is recognized during the period.

For other contracts, we use an output method to measure progress toward completion where such measures provide a more faithful depiction of performance. Under the output method, revenue is recognized based on direct measurements of value transferred to the customer, such as milestones achieved, units delivered, or other deliverables transferred relative to the remaining goods or services to be provided under the contract.

Accounting estimates during the course of projects may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change, and the cumulative income recognized to date is adjusted to reflect the latest estimates. These revisions to estimates are accounted for on a prospective basis.

Contracts are sometimes modified to account for changes in product specifications or requirements. Most of our contract modifications are for goods and services that are not distinct from the existing contract. As such, these modifications are accounted for as if they were part of the existing contract, and therefore, the effect of the modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis.

Inventories

Inventories, consisting of finished goods and materials and supplies held for resale, are carried at the lower of cost or net realizable value. We evaluate our inventories based on an analysis of stocking levels, historical sales levels and future sales forecasts, to determine obsolete, slow-moving and excess inventory. While we have policies for calculating and recording reserves against inventory carrying values, we exercise judgment in establishing and applying these policies.

As of December 31, 2025 and 2024, our inventory reserve balances were $23.0 million and $35.7 million, respectively. For the years ended December 31, 2025 and 2024, we recognized inventory write downs totaling $19.7 million and $2.7 million, respectively. These charges are all included in "*Cost of sales*" in the consolidated statements of comprehensive loss. See Note 4 *Inventories* for further information related to these charges.

Business combinations

We account for business combinations using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. Goodwill acquired in connection with business combinations represents the excess of consideration over the fair value of net assets acquired. Certain assumptions and estimates are employed in evaluating the fair value of assets acquired and liabilities assumed. These estimates may be affected by factors such as changing market conditions, technological advances in the oil and natural gas industry or changes in regulations governing that industry. The most significant assumptions requiring judgment involve identifying and estimating the fair value of intangible assets and the associated useful lives for establishing amortization periods. To finalize purchase accounting for significant acquisitions, we utilize the services of independent valuation specialists to assist in the determination of the fair value of acquired intangible assets.

Goodwill

An assessment for impairment is performed annually or when there is an indication an impairment may have occurred. Goodwill is reviewed for impairment by comparing the carrying value of the reporting unit's net assets, including allocated goodwill, to the estimated fair value of the reporting unit. We determine the fair value of the reporting unit using a combination of a discounted cash flows approach and a guideline public company method. We selected these valuation approaches because we believe they, combined with our best judgment regarding underlying assumptions and estimates, provides the best estimate of fair value for the reporting unit. Determining the fair value of a reporting unit requires the use of estimates and assumptions. Such estimates and assumptions include revenue growth rates, future operating margins, the weighted average cost of capital, a terminal growth value, and future market conditions, among others. We believe that the estimates and assumptions used in our impairment assessments are reasonable. If the reporting unit's carrying value is greater than its calculated fair value, we recognize a goodwill impairment charge for the amount by which the carrying value of goodwill exceeds its fair value.

We determined our Downhole product line consists of a single reporting unit and, accordingly, goodwill acquired from the Variperm acquisition was allocated to that reporting unit.

At October 1, 2025, we performed our annual impairment test and concluded that there had been no impairment because the estimated fair value exceeded its carrying value by approximately 40%. There are significant inherent uncertainties and management judgment in estimating the fair value of the reporting unit. While we believe we have made reasonable estimates and assumptions to estimate the fair value of the reporting unit, it is possible that a material change could occur.

Long-lived assets

As of December 31, 2025, our long-lived assets included property and equipment, definite lived intangibles, and operating lease right of use assets with balances of $51.9 million, $93.6 million and $80.7 million, respectively. Key estimates related to long-lived assets include useful lives and recoverability of carrying values and changes in such estimates could have a significant impact on financial results.

We review long-lived assets with definite lives for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In 2024, an impairment loss of $119.1 million was recorded on intangible assets within the Coiled Tubing product line. Refer to Note 6 *Goodwill and Intangible Assets* for further discussion. In 2025, we recognized $1.2 million and $1.6 million of property and equipment impairment and operating lease right of use assets impairment, respectively, related to the Company's strategic decision to consolidate facilities and discontinue certain products. Refer to Note 5 *Property and Equipment* and Note 8 *Leases* for further discussion. No impairments to property and equipment or operating lease right of use assets were recorded in 2024.

Income taxes

We follow the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amounts and tax bases of our assets and liabilities at the balance sheet date, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax-planning and recent operating results. Any changes in our judgment as to the realizability of our deferred tax assets are recorded as an adjustment to the deferred tax asset valuation allowance in the period the change occurs. For the year ended December 31, 2025, we recognized tax expense for valuation allowances totaling $4.3 million related to the net increase in our valuation allowance provided against our deferred tax assets to write down our deferred tax assets in these jurisdictions to what is more likely than not realizable. We increased our valuation allowance related to our U.S. deferred tax assets by $1.5 million along with a $2.8 million net increase to certain non-U.S. deferred tax assets in the United Kingdom, Singapore and Canada. See Note 9 Income Taxes for further information related to these charges.

The accounting guidance for income taxes requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. If a tax position meets the "more likely than not" recognition criteria, the accounting guidance requires the tax position be measured at the largest amount of benefit greater than 50% likely of being realized upon ultimate settlement. If management determines that likelihood of sustaining the realization of the tax benefit is less than or equal to 50%, then the tax benefit is not recognized in the consolidated financial statements.

We have operations in countries other than the U.S. Consequently, we are subject to the jurisdiction of a number of taxing authorities. The final determination of tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction. Changes in the operating environment, including changes in tax law or interpretation of tax law and currency repatriation controls, could impact the determination of our tax liabilities for a given tax year.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB"), which we adopt as of the specified effective date. Refer to Note 2 *Summary of Significant Accounting Policies* for information related to recent accounting pronouncements.

Cautionary note regarding forward-looking statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control. All statements, other than statements of historical fact, included in this Annual Report on Form 10-K regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report on Form 10-K, the words "will," "could," "believe," "anticipate," "intend," "estimate," "expect," "may," "continue," "predict," "potential," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

All forward-looking statements speak only as of the date of this Annual Report on Form 10-K. We disclaim any obligation to update or revise these statements unless required by law, and you should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this Annual Report on Form 10-K are reasonable, forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from our plans, intentions or expectations. This may be the result of various factors, including, but not limited to, those factors discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K.

Item 7A. Quantitative and qualitative disclosures about market risk

Not required under Regulation S-K for "smaller reporting companies."

Item 8. Consolidated Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Forum Energy Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Forum Energy Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), changes in stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Goodwill — Downhole Reporting Unit — Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Company completed its annual impairment test for goodwill as of October 1 using the combination of discounted cash flow model ("income approach") and guideline public company method ("market approach"). The Company performed a quantitative impairment evaluation of the $64.7 million in goodwill for the Downhole reporting unit by comparing the estimated fair value of the reporting unit to its carrying value. The fair value exceeded its carrying value as of the measurement date and, therefore, no impairment was recognized.

We identified the Company's goodwill impairment assessment for the Downhole reporting unit as a critical audit matter because of the significant judgments made by management to estimate the fair value of the reporting unit. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions utilized in the income approach related to revenue growth rates, operating margins, weighted average costs of capital and terminal growth rate, among others.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's forecasts of revenue and operating margins and the selection of discount rates used by management to determine the fair value of the Downhole reporting unit and included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over management's determination of the weighted average costs of capital and forecasts of future revenue and operating margin.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) weighted average costs of capital including testing the source information underlying the determination of the weighted average costs of capital, testing the mathematical accuracy of the calculation, and developing a range of independent estimates and comparing those to the weighted average costs of capital selected by management.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the terminal growth rate by analyzing inflation, economic and industry growth statistics available from independent sources.

- We evaluated management's ability to accurately forecast future revenue and operating margin by comparing actual results to management's historical forecasts and evaluated the reasonableness of such forecasts by comparing to (1) historical results and (2) internal communications to management and the Board of Directors.

/s/ Deloitte & Touche LLP

Houston, Texas
February 27, 2026

We have served as the Company's auditor since 2019.

Forum Energy Technologies, Inc. and subsidiaries
Consolidated statements of comprehensive loss

(in thousands, except per share information)		Year ended December 31,		
		2025		2024
Revenue	$	791,474	$	816,425
Cost of sales		572,438		561,392
Gross profit		219,036		255,033
Operating expenses				
Selling, general and administrative expenses		199,905		219,325
Transaction expenses		546		7,728
Impairment of intangible assets		—		119,123
Gain on sale-leaseback transactions		(11,182)		(4,860)
Loss (gain) on disposal of assets and other		(378)		484
Total operating expenses		188,891		341,800
Operating income (loss)		30,145		(86,767)
Other expense (income)				
Interest expense		18,312		31,490
Loss on extinguishment of debt		—		2,854
Foreign exchange losses (gains) and other, net		(4,754)		7,315
Total other expense, net		13,558		41,659
Income (loss) before income taxes		16,587		(128,426)
Income tax expense		26,247		6,900
Net loss	$	(9,660)	$	(135,326)
Weighted average shares outstanding				
Basic		11,883		12,299
Diluted		11,883		12,299
Loss per share				
Basic	$	(0.81)	$	(11.00)
Diluted	$	(0.81)	$	(11.00)
Other comprehensive income (loss), net of tax of $203 and $0:				
Net loss	$	(9,660)	$	(135,326)
Change in foreign currency translation		7,501		(8,168)
Gain on pension liability		294		157
Comprehensive loss	$	(1,865)	$	(143,337)

The accompanying notes are an integral part of these consolidated financial statements.

Forum Energy Technologies, Inc. and subsidiaries
Consolidated balance sheets

(in thousands, except share information)		December 31, 2025		December 31, 2024
Assets				
Current assets				
Cash and cash equivalents	$	34,661	$	44,661
Accounts receivable—trade, net of allowances of $8,953 and $9,529		142,396		153,926
Inventories, net		239,420		265,487
Prepaid expenses and other current assets		23,017		19,179
Costs and estimated profits in excess of billings		9,369		11,632
Accrued revenue		21		752
Total current assets		448,884		495,637
Property and equipment, net of accumulated depreciation		51,905		63,421
Operating lease assets		80,733		70,389
Deferred financing costs, net		1,580		2,154
Goodwill		64,667		61,653
Intangible assets, net		93,637		109,230
Deferred tax assets, net		7,887		11,445
Other long-term assets		3,162		2,025
Total assets	$	752,455	$	815,954
Liabilities and equity				
Current liabilities				
Current portion of long-term debt	$	1,407	$	1,866
Accounts payable—trade		94,561		109,651
Accrued liabilities		76,244		77,239
Deferred revenue		17,438		8,584
Billings in excess of costs and profits recognized		16,884		4,516
Total current liabilities		206,534		201,856
Long-term debt, net of current portion		134,521		186,525
Deferred tax liabilities, net		20,425		23,678
Operating lease liabilities		83,957		73,145
Other long-term liabilities		15,875		10,850
Total liabilities		461,312		496,054
Commitments and contingencies				
Equity				
Common stock, $0.01 par value, 29,600,000 and 14,800,000 shares authorized, 13,192,818 and 12,999,246 shares issued		132		130
Additional paid-in capital		1,427,589		1,419,871
Treasury stock at cost, 2,095,969 and 708,900 shares		(176,669)		(142,057)
Retained deficit		(844,457)		(834,797)
Accumulated other comprehensive loss		(115,452)		(123,247)
Total equity		291,143		319,900
Total liabilities and equity	$	752,455	$	815,954

The accompanying notes are an integral part of these consolidated financial statements.

Forum Energy Technologies, Inc. and subsidiaries
Consolidated statements of cash flows

(in thousands, except share information)	Year ended December 31,	
	2025	2024
Cash flows from operating activities		
Net loss	$ (9,660)	$ (135,326)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense	13,817	16,896
Amortization of intangible assets	19,938	36,821
Impairment of property and equipment and other assets	4,291	—
Impairment of intangible assets	—	119,123
Stock-based compensation expense	9,041	7,137
Inventory write downs	19,673	2,716
Provision for doubtful accounts	(193)	389
Deferred income taxes	5,335	(17,574)
Loss on extinguishment of debt	—	2,854
Gain on sale-leaseback transactions	(11,182)	(4,860)
Other	1,506	6,441
Changes in operating assets and liabilities		
Accounts receivable—trade	14,694	13,590
Inventories	11,070	41,467
Prepaid expenses and other current assets	(4,199)	8,132
Cost and estimated profits in excess of billings	2,514	1,615
Accounts payable, deferred revenue and other accrued liabilities	(18,240)	(7,668)
Billings in excess of costs and profits recognized	11,997	438
Net cash provided by operating activities	70,402	92,191
Cash flows from investing activities		
Capital expenditures for property and equipment	(6,015)	(8,145)
Proceeds from sale of property and equipment	1,007	703
Proceeds from sale-leaseback transactions	14,574	20,324
Acquisition of businesses, net of cash acquired	—	(150,408)
Net cash provided by (used in) investing activities	9,566	(137,526)
Cash flows from financing activities		
Borrowings on revolving Credit Facility	562,324	714,643
Repayments on revolving Credit Facility	(615,434)	(624,250)
Proceeds from issuance of 2029 Bonds	—	100,000
Payments of 2025 Notes	—	(134,208)
Proceeds from issuance of Seller Term Loan	—	59,677
Payments of Seller Term Loan	—	(59,677)
Payment of capital lease obligations	(1,609)	(1,319)
Repurchases of stock	(34,612)	—
Payments of withheld taxes on stock-based compensation plans	(1,321)	(1,090)
Deferred financing costs	(914)	(8,534)
Net cash provided by (used in) financing activities	(91,566)	45,242
Effect of exchange rate changes on cash	1,598	(1,411)
Net decrease in cash, cash equivalents and restricted cash	(10,000)	(1,504)
Cash, cash equivalents and restricted cash at beginning of period	44,661	46,165
Cash, cash equivalents and restricted cash at end of period	$ 34,661	$ 44,661
Supplemental cash flow disclosures		
Cash paid for interest	$ 16,937	$ 26,764
Cash paid for income taxes	25,990	23,119
Noncash investing and financing activities		
Operating lease assets obtained in exchange for lease obligations	$ 21,309	$ 26,205
Finance lease assets obtained in exchange for lease obligations	2,187	2,098
Accrued purchases of property and equipment	85	1,345
Stock issued related to business acquisition	—	44,220
Liability awards converted to shares settled	—	337

The accompanying notes are an integral part of these consolidated financial statements.

Forum Energy Technologies, Inc. and subsidiaries
Consolidated statements of changes in stockholders' equity

(in thousands)	Common stock	Additional paid-in capital	Treasury stock	Retained deficit	Accumulated other comprehensive income / (loss)	Total common stockholders' equity
Balance at December 31, 2023	$ 109	$ 1,369,288	$ (142,057)	$ (699,471)	$ (115,236)	$ 412,633
Restricted stock issuance, net of forfeitures	1	(1,091)	—	—	—	(1,090)
Stock-based compensation expense	—	7,137	—	—	—	7,137
Liability awards converted to shares settled	—	337	—	—	—	337
Stock issued related to business acquisition	20	44,200	—	—	—	44,220
Change in pension liability	—	—	—	—	157	157
Currency translation adjustment	—	—	—	—	(8,168)	(8,168)
Net loss	—	—	—	(135,326)	—	(135,326)
Balance at December 31, 2024	$ 130	$ 1,419,871	$ (142,057)	$ (834,797)	$ (123,247)	$ 319,900
Restricted stock issuance, net of forfeitures	2	(1,323)	—	—	—	(1,321)
Stock-based compensation expense	—	9,041	—	—	—	9,041
Treasury stock	—	—	(34,612)	—	—	(34,612)
Change in pension liability	—	—	—	—	294	294
Currency translation adjustment	—	—	—	—	7,501	7,501
Net loss	—	—	—	(9,660)	—	(9,660)
Balance at December 31, 2025	$ 132	$ 1,427,589	$ (176,669)	$ (844,457)	$ (115,452)	$ 291,143

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations

Forum Energy Technologies, Inc. (the "Company," "FET," "we," "our," or "us"), a Delaware corporation, is a global manufacturing company serving the oil, natural gas, defense and renewable energy industries. With headquarters located in Houston, Texas, FET provides value added solutions that increase the safety, efficiency, and environmental impact of our customers' operations.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company's accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries after elimination of intercompany balances and transactions.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

In the preparation of these consolidated financial statements, estimates and assumptions have been made by management including, among others, an assessment of percentage of completion of projects based on costs to complete contracts, the selection of useful lives of tangible and intangible assets, expected future cash flows from long lived assets to support impairment tests, provisions necessary for trade receivables, amounts of deferred taxes and income tax contingencies. Actual results could differ from these estimates.

The financial reporting of contracts depends on estimates, which are assessed continually during the term of those contracts. The amounts of revenues and income recognized are subject to revisions as the contract progresses to completion and changes in estimates are reflected in the period in which the facts that give rise to the revisions become known. Additional information that enhances and refines the estimating process that is obtained after the balance sheet date, but before issuance of the consolidated financial statements, is reflected in the consolidated financial statements.

Common Stock

On May 9, 2025, the Company's stockholders approved an amendment to the Company's Third Amended and Restated Certificate of Incorporation to increase the Company's authorized shares of common stock from 14.8 million shares to 29.6 million shares.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and high quality, short-term money market instruments with an original maturity of three months or less. Cash equivalents are based on quoted market prices, a Level 1 fair value measure.

Accounts receivable-trade

Trade accounts receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus receivables do not bear interest, although a finance charge may be applied to amounts past due. We maintain an allowance for doubtful accounts for estimated losses that may result from the inability of our customers to make required payments. Such allowances are based upon several factors including, but not limited to, credit approval practices, industry and customer historical experience as well as the current and projected financial condition of the specific customer. Accounts receivable outstanding longer than contractual terms are considered past due. We write-off accounts receivable to the allowance for doubtful accounts when they become uncollectible. Any payments subsequently received on receivables previously written-off are credited to bad debt expense.

The changes in allowance for doubtful account during the years ended December 31, 2025 and 2024 were as follows (in thousands):

Period ended	Balance at beginning of period	Charged to expense	Deductions or other	Balance at end of period
December 31, 2024	10,850	389	(1,710)	9,529
December 31, 2025	9,529	(193)	(383)	8,953

Inventories

Inventories, consisting of finished goods and materials and supplies held for resale, are carried at the lower of cost or net realizable value. For certain operations, cost, which includes the cost of raw materials and labor for finished goods, is determined using standard cost which approximates a first-in first-out basis. For other operations, this cost is determined on an average cost, first-in first-out or specific identification basis. Net realizable value means estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. We continuously evaluate inventories based on an analysis of inventory levels, historical sales experience and future sales forecasts, to determine obsolete, slow-moving and excess inventory.

For the years ended December 31, 2025 and 2024, we recognized inventory write downs totaling $19.7 million and $2.7 million, respectively. These charges are all included in cost of sales in the consolidated statements of comprehensive loss. See Note 4 *Inventories* for further information related to these charges.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Finance leases of property and equipment are stated at the present value of future minimum lease payments. Expenditures for property and equipment and for items which substantially increase the useful lives of existing assets are capitalized at cost and depreciated over their estimated useful life utilizing the straight-line method. Routine expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method based on the estimated useful lives of assets, generally two to 30 years. Property and equipment held under finance leases are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. Gains or losses resulting from the disposition of assets are recognized in income with the related asset cost and accumulated depreciation removed from the balance sheet. Assets acquired in connection with business combinations are recorded at fair value.

We review property and equipment for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In performing the review for impairment, future cash flows expected to result from the use of the asset and its eventual disposal are estimated. If the undiscounted future cash flows are less than the carrying amount of the assets, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of discounted future cash flows based on expected utilization.

Lease obligations

We determine if an arrangement is a lease at inception. Leases with an initial term of 12 months or less are not recorded in our consolidated balance sheets. Leases with an initial term greater than 12 months are recognized in our consolidated balance sheets based on lease classification as either operating or financing. Operating leases are included in operating lease assets, accrued liabilities and operating lease liabilities. Finance leases are included in property and equipment, current portion of long-term debt, and long-term debt. Some of our lease agreements include lease and non-lease components for which we have elected to not separate for all classes of underlying assets. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. We sublease certain real estate to third parties when we have no future use for the property.

Our lease portfolio primarily consists of operating leases for certain manufacturing facilities, warehouses, service facilities, office spaces, equipment and vehicles. Operating lease assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments at the commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Our leases have remaining terms of one to 18 years and may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The operating lease assets also include any upfront lease payments made and exclude lease incentives and initial direct costs incurred. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

We review operating lease assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In performing the review for impairment, future cash flows expected to result from the use of the asset and its eventual disposal are estimated. If the undiscounted future cash flows are less than the carrying amount of the asset, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined by means of an analysis of discounted future cash flows based on expected utilization.

Goodwill and intangible assets

For goodwill, an assessment for impairment is performed annually or when there is an indication an impairment may have occurred. The Company completes its annual impairment test for goodwill using an assessment date of October 1. Goodwill is reviewed for impairment by comparing the carrying value of the reporting unit's net assets (including allocated goodwill) to the fair value of the reporting unit. The fair value of the reporting unit is determined using a combination of a discounted cash flows approach and a guideline public company method. Determining the fair value of a reporting unit requires the use of estimates and assumptions. Such estimates and assumptions include revenue growth rates, operating margins, weighted average costs of capital, a terminal growth rate, and future market conditions, among others. The Company believes that the estimates and assumptions used in impairment assessments are reasonable.

We determined our Downhole product line consists of a single reporting unit and, accordingly, goodwill acquired from the Variperm acquisition was allocated to that reporting unit.

The Company recognizes a goodwill impairment charge for the amount by which the carrying value of goodwill exceeds the reporting unit's fair value. Any impairment losses are reflected in operating income. At October 1, 2025, we performed our annual impairment test and concluded that there had been no impairment because the estimated fair value exceeded its carrying value by approximately 40%.

Intangible assets with definite lives are comprised of customer and distributor relationships, patents and technology, trade names, trademarks and non-compete agreements which are amortized on a straight-line basis over the life of the intangible asset, generally three to 19 years. These assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In performing the review for impairment, future cash flows expected to result from the use of the asset are estimated. If the undiscounted future cash flows are less than the carrying amount of the asset, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of discounted future cash flows. The impairment loss recognized represents the excess of an asset's carrying value as compared to its estimated fair value. No impairments to intangible assets were recorded in 2025. In 2024, an impairment loss of $119.1 million was recorded on intangible assets within the Coiled Tubing product line. Refer to Note 6 *Goodwill and Intangible Assets* for further discussion.

Recognition of provisions for contingencies

In the ordinary course of business, we are subject to various claims, suits and complaints. We, in consultation with internal and external legal advisors, will provide for a contingent loss in the consolidated financial statements if, at the date of the consolidated financial statements, it is probable that a liability has been incurred and the amount can be reasonably estimated. If it is determined that the reasonable estimate of the loss is a range and that there is no best estimate within that range, a provision will be made for the lower amount of the range. Legal costs are expensed as incurred.

An assessment is made of the areas where potential claims may arise under contract warranty clauses. Where a specific risk is identified, and the potential for a claim is assessed as probable and can be reasonably estimated, an appropriate warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding. The liability for product warranty is included in accrued liabilities in the consolidated balance sheets.

Revenue recognition and deferred revenue

Revenue is recognized in accordance with Accounting Standards Codification Topic ("ASC") 606, when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Contract Identification. We account for a contract when it is approved, both parties are committed, the rights of the parties are identified, payment terms are defined, the contract has commercial substance and collection of consideration is probable.

Performance Obligations. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer under ASC 606. The majority of our contracts with customers contain a single performance obligation to provide agreed-upon products or services. For contracts with multiple performance obligations, we allocate revenue to each performance obligation based on its relative standalone selling price. In accordance with ASC 606, we do not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer. We have elected to apply the practical expedient to account for shipping and handling costs associated with outbound freight after control of a product has transferred to a customer as a fulfillment cost which is included in cost of sales. Furthermore, since our customer payment terms are short-term in nature, we have also elected to apply the practical expedient which allows an entity to not adjust for the effects of a significant financing component if it expects that the customer's payment period will be less than one year in duration.

Contract Value. Revenue is measured based on the amount of consideration specified in the contracts with our customers and excludes any amounts collected on behalf of third parties. We have elected the practical expedient to exclude amounts collected from customers for all sales (and other similar) taxes.

The estimation of total revenue from a customer contract is subject to elements of variable consideration. Certain customers may receive rebates or discounts which are accounted for as variable consideration. We estimate variable consideration as the most likely amount to which we expect to be entitled, and we include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved. Our estimate of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historic, current, forecast) that is reasonably available to us.

Timing of Recognition. We recognize revenue when we satisfy a performance obligation by transferring control of a product or service to a customer. Our performance obligations are satisfied at a point in time or over time as work progresses.

Revenue from goods transferred to customers at a point in time accounted for 79% of revenues for the year ended December 31, 2025. The majority of this revenue is product sales, which are generally recognized when items are shipped from our facilities and title passes to the customer. The amount of revenue recognized for products is adjusted for expected returns, which are estimated based on historical data.

Revenue from goods transferred to customers over time accounted for 21% of revenues for the year ended December 31, 2025, which is related to certain contracts in our Subsea, Production Equipment and Downhole product lines. Recognition over time for these contracts is supported by our assessment of the products supplied as having no alternative use to us and by clauses in the contracts that provide us with an enforceable right to payment for performance completed to date.

For performance obligations satisfied over time, we measure progress toward completion using either an input method or an output method, depending on which method best depicts the transfer of control of goods or services to the customer. The selection of the method requires judgment and is based on the nature of the goods or services promised and the terms of the contract.

For certain contracts, we use an input method and measure progress using the cost-to-cost method because it best depicts the transfer of assets to the customer which occurs as costs are incurred on the contract. The amount of revenue recognized is calculated based on the ratio of costs incurred to-date compared to total estimated costs which requires management to calculate reasonably dependable estimates of total contract costs. Whenever revisions of estimated contract costs and contract values indicate that the contract costs will exceed estimated revenues, thus creating a loss, a provision for the total estimated loss is recorded in that period. We recognize revenue and cost of sales each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of profit to be established. In such cases, no profit is recognized during the period.

For other contracts, we use an output method to measure progress toward completion where such measures provide a more faithful depiction of performance. Under the output method, revenue is recognized based on direct measurements of value transferred to the customer, such as milestones achieved, units delivered, or other deliverables transferred relative to the remaining goods or services to be provided under the contract.

Accounting estimates during the course of projects may change, primarily related to our remotely operated vehicles ("ROVs") which may take longer to manufacture. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change, and the cumulative income recognized to date is adjusted to reflect the latest estimates. These revisions to estimates are accounted for on a prospective basis.

Contracts are sometimes modified to account for changes in product specifications or requirements. Most of our contract modifications are for goods and services that are not distinct from the existing contract. As such, these modifications are accounted for as if they were part of the existing contract, and therefore, the effect of the modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. No adjustment to any one contract was material to our consolidated financial statements for the years ended December 31, 2025 and 2024.

We sell our products through a number of channels including a direct sales force, marketing representatives, and distributors. We have elected to expense sales commissions when incurred as the amortization period would be less than one year. These costs are recorded within cost of sales.

Portfolio Approach. We have elected to apply ASC 606 to a portfolio of contracts with similar characteristics as we reasonably expect that the effects on the financial statements of applying this guidance to the portfolio would not differ materially from applying this guidance to the individual contracts within that portfolio.

Disaggregated Revenue. Refer to Note 15 *Business Segments* for disaggregated revenue by product line and geography.

Contract Balances. Contract balances are determined on a contract by contract basis. Contract assets represent revenue recognized for goods and services provided to our customers when payment is conditioned on something other than the passage of time. Similarly, when we receive consideration, or such consideration is unconditionally due, from a customer prior to transferring goods or services to the customer under the terms of a sales contract, we record a contract liability. Such contract liabilities typically result from billings in excess of costs incurred and advance payments received on product sales.

Concentration of credit risk

Trade accounts receivable are financial instruments which potentially subject the Company to credit risk. Trade accounts receivable consist of uncollateralized receivables from domestic and international customers. For the years ended December 31, 2025 and 2024, no customer accounted for 10% or more of the total revenue or 10% or more of the total accounts receivable balance at the end of the respective period.

Stock-based compensation

We measure all stock-based compensation awards at fair value on the date they are granted to employees and directors, and recognize compensation cost over the requisite service period for awards with only a service condition, and over a graded vesting period for awards with service and performance or market conditions.

The fair value of stock-based compensation awards with market conditions is measured using a Monte Carlo Simulation model and, in accordance with ASC 718, is not adjusted based on actual achievement of the performance goals. The Black-Scholes option pricing model is used to measure the fair value of options. Forfeitures are accounted for as they occur.

Income taxes

We follow the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amounts and tax bases of our assets and liabilities at the balance sheet date, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. We record a valuation allowance in each reporting period when management believes that it is more likely than not that any deferred tax asset created will not be realized. See Note 9 *Income Taxes* for more information on valuation allowances recognized.

Accounting guidance for income taxes requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. If a tax position meets the "more likely than not" recognition criteria, accounting guidance requires the tax position be measured at the largest amount of benefit greater than 50% likely of being realized upon ultimate settlement.

Non-U.S. local currency translation

We have global operations and the majority of our non-U.S. operations have designated the local currency as the functional currency. Realized and unrealized gains and losses resulting from re-measurements of monetary assets and liabilities denominated in a currency other than the local entity's functional currency are included in the consolidated statements of comprehensive loss as incurred.

Financial statements of our foreign operations where the functional currency is not the U.S. dollar are translated into U.S. dollar using the current rate method whereby assets and liabilities are translated at the balance sheet rate and income and expenses are translated at the average exchange rates in effect during the period. The resultant translation adjustments are reported as a component of accumulated other comprehensive loss within equity in our consolidated balance sheets.

Fair value

The carrying amounts for financial instruments classified as current assets and current liabilities approximate fair value, due to the short maturity of such instruments. The book values of other financial instruments, such as our debt related to the Credit Facility, approximates fair value because interest rates charged are similar to other financial instruments with similar terms and maturities and the rates vary in accordance with a market index.

For financial assets and liabilities disclosed at fair value, fair value is determined as the exit price, or the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The established fair value hierarchy divides fair value measurement into three broad levels:

- Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

- Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

- Level 3 - inputs are unobservable for the asset or liability, which reflect the best judgment of management.

The financial assets and liabilities that are disclosed at fair value for disclosure purposes are categorized in one of the above three levels based on the lowest level input that is significant to the fair value measurement in its entirety. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB"), which the Company adopts as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

Accounting Standards Adopted in 2025

Income Taxes (Topic 740). In December 2023, FASB issued ASU 2023-09, which improves income tax disclosures. This update is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. This update should be applied prospectively but retrospective application is permitted. The Company adopted this accounting standard effective January 1, 2025 on a prospective basis, and the adoption resulted in additional tax disclosures in our consolidated financial statements.

Accounting Standards Issued But Not Yet Adopted

Disaggregation of Income Statement Expenses (Subtopic 220-40). In November 2024, FASB issued ASU 2024-03 to improve financial reporting by requiring entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. This update is effective for fiscal years beginning after December 15, 2026. Early adoption is permitted. This update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of evaluating the impact it may have on our consolidated financial statements.

3. Revenues

Disaggregated revenues

Refer to Note 15 *Business Segments* for disaggregated revenues by product line and geography.

Contract balances

The following table reflects the changes in our contract assets and contract liabilities balances for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024	Increase / (Decrease) $	%
Accrued revenue	$ 21	$ 752		
Costs and estimated profits in excess of billings	9,369	11,632		
Contract assets	$ 9,390	$ 12,384	$ (2,994)	(24)%
Deferred revenue	$ 17,438	$ 8,584		
Billings in excess of costs and profits recognized	16,884	4,516		
Contract liabilities	$ 34,322	$ 13,100	$ 21,222	162 %

During the year ended December 31, 2025, our contract assets decreased by $3.0 million and our contract liabilities increased by $21.2 million primarily due to the timing of milestone billings in our Subsea product line.

During the year ended December 31, 2025, we recognized revenue of $12.1 million that was included in the contract liabilities balance at the beginning of the period.

Substantially all of our contracts are less than one year in duration. As such, we have elected to apply the practical expedient which allows an entity to exclude disclosures about its remaining performance obligations if such obligation is part of a contract that has an original expected duration of one year or less.

4. Inventories

The Company's significant components of inventories at December 31, 2025 and 2024 were as follows (in thousands):

	December 31,			
	2025		**2024**	
Raw materials and parts	$	95,617	$	99,185
Work in process		26,001		27,880
Finished goods		140,822		174,114
Total Inventories		262,440		301,179
Less: inventory reserve		(23,020)		(35,692)
Inventories, net	$	239,420	$	265,487

The changes in inventory reserve during the two-year period ended December 31, 2025 were as follows (in thousands):

Period ended	Balance at beginning of period		Charged to expense	Deductions or other	Balance at end of period
December 31, 2024	$	38,187	$ 2,716	$ (5,211)	$ 35,692
December 31, 2025		35,692	19,673	(32,345)	23,020

During 2025, we recognized $15.4 million of inventory write-downs related to the Company's strategic decision to consolidate facilities and discontinue certain products.

5. Property and Equipment

Property and equipment consisted of the following (in thousands):

	Estimated useful lives	December 31,			
		2025		**2024**	
Land		$	1,696	$	2,394
Buildings and leasehold improvements	2-30		18,096		26,354
Computer equipment	3-7		45,386		44,690
Machinery & equipment	5-10		132,544		136,600
Other	2-10		19,537		22,533
Construction in progress			5,632		5,329
			222,891		237,900
Less: accumulated depreciation			(170,986)		(174,479)
Property and equipment, net		$	51,905	$	63,421

Depreciation expense was $13.8 million and $16.9 million for the years ended December 31, 2025 and 2024, respectively. During 2025, we recognized $1.2 million of impairment related to the Company's strategic decision to consolidate facilities and discontinue certain products.

June 2025, the Company disposed land and buildings related to sale-leaseback transactions with a net book value of approximately $1.9 million and received net proceeds of $8.8 million, of which $0.8 million is receivable with a due date of June 2027. The Company recognized a gain of $6.9 million as a result, which is reported in operating income (loss) in the consolidated statements of comprehensive loss.

In August 2025, the Company disposed land and buildings related to sale-leaseback transactions with a net book value of approximately $2.3 million and received net proceeds of $6.5 million. The Company recognized a gain of $4.3 million as a result, which is reported in operating income (loss) in the consolidated statements of comprehensive loss.

In November 2024, the Company disposed land and buildings related to sale-leaseback transactions with a net book value of approximately $15.5 million and received net proceeds of $20.3 million. The Company recognized a gain of $4.9 million as a result, which is reported in operating income (loss) in the consolidated statements of comprehensive loss.

6. Goodwill and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill from December 31, 2024 to December 31, 2025, were as follows (in thousands):

	Artificial Lift and Downhole
Goodwill, December 31, 2023	$ —
Acquisitions	66,778
Impact on non-U.S. local currency translation	(5,125)
Goodwill, December 31, 2024	$ 61,653
Impact on non-U.S. local currency translation	3,014
Goodwill, December 31, 2025	$ 64,667

We perform our annual test of goodwill as of October 1 or when events and circumstances indicate that the fair value may be below its carrying value. There was no impairment of goodwill during the years ended December 31, 2025 and 2024.

Intangible Assets

At December 31, 2025 and 2024, intangible assets consisted of the following (in thousands):

	December 31, 2025			
	Cost	Accumulated amortization	Net	Amortization period (in years)
Customer relationships	$ 216,559	$ (138,510)	$ 78,049	3 - 15
Patents and technology	30,122	(20,241)	9,881	10 - 19
Trade names and other	28,040	(22,333)	5,707	3 - 19
Total intangible assets	$ 274,721	$ (181,084)	$ 93,637	

	December 31, 2024			
	Cost	Accumulated amortization	Net	Amortization period (in years)
Customer relationships	$ 212,990	$ (121,405)	$ 91,585	2 - 15
Patents and technology	29,166	(17,867)	11,299	10 - 19
Trade names and other	28,913	(22,567)	6,346	8 - 19
Total intangible assets	$ 271,069	$ (161,839)	$ 109,230	

Intangible assets with definite lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The Coiled Tubing product line has faced headwinds since 2019, including tariffs on raw materials, lower sales volumes in 2020 and 2021 due to the pandemic, and inflation-driven steel price increases since 2022. During 2024, the Coiled Tubing product line faced further cost headwinds due to increased importation duties. Given these factors, the Company performed an impairment test and determined that the carrying value of intangibles assets in the Coiled Tubing product line was impaired. As a result, the Company recorded an impairment charge of $119.1 million in 2024.

The fair values used in the impairment analysis were determined using the net present value of the expected future cash flows for the asset group (classified within level 3 of the fair value hierarchy). The Company determined the fair value of the reporting unit using a discounted cash flow analysis, which requires significant assumptions and estimates about the future operations of the reporting unit. The assumptions about future cash flows and growth rates are based on the Company's current estimates, strategic plans and management's estimates for future activity levels. Forecasted cash flows in future periods were estimated using a terminal value calculation, which considered long-term earnings growth rates.

Amortization expense was $19.9 million and $36.8 million for the years ended December 31, 2025 and 2024, respectively. The estimated future amortization expense for the next five years is as follows (in thousands):

Year ending December 31,		Amount
2026	$	17,601
2027		16,216
2028		14,623
2029		14,330
2030		14,280

7. Debt

Debt as of December 31, 2025 and December 31, 2024 consisted of the following (in thousands):

		December 31,		
		2025		2024
2029 Bonds	$	100,000	$	100,000
Credit Facility		37,282		90,392
Other debt		4,008		3,373
Long-term debt, principal amount		141,290		193,765
Debt issuance cost		(5,362)		(5,374)
Long-term debt, carrying value		135,928		188,391
Less: current portion		(1,407)		(1,866)
Long-term debt, net of current portion	$	134,521	$	186,525

2029 Bonds

On November 8, 2024, we completed the offering of $100.0 million aggregate principal amount of 10.50% senior secured bonds (the "2029 Bonds"). The 2029 Bonds were privately placed, at an issue price of par. The net proceeds of approximately $96.0 million from the offering, together with cash on hand of $10.2 million and borrowings from our Credit Facility of $15.0 million, were used to repay all borrowings outstanding under the Seller Term Loan issued in connection with the acquisition of Variperm in January 2024 and to redeem in full all outstanding 2025 Notes (as defined below).

The 2029 Bonds were issued pursuant to the Bond Terms, dated as of November 5, 2024 (the "Bond Terms"), between the Company and Nordic Trustee AS, as bond trustee and security agent (the "Bond Trustee"). In May 2025, the 2029 Bonds were listed on the Euronext ABM exchange. The 2029 Bonds are the Company's senior secured obligations and are jointly and severally guaranteed on a senior secured basis by each of the Company's present and future direct and indirect domestic subsidiaries that guarantees its Credit Facility and certain of the Company's foreign subsidiaries.

The 2029 Bonds will mature on November 7, 2029. Interest on the 2029 Bonds will accrue at a rate of 10.50% per annum payable semi-annually in arrears on May 7 and November 7 of each year in cash, beginning May 7, 2025. Prepayment of the 2029 Bonds prior to May 7, 2027 requires the payment of make-whole amounts, and prepayments on or after that date are subject to prepayment premiums that decline over time.

The 2029 Bonds contain the following financial covenants: (i) a maximum leverage ratio of 4.0x; and (ii) a minimum liquidity test equal to $25.0 million, in each case, for the Company and its consolidated subsidiaries. The Bond Terms also contain certain equity cure rights with respect to such financial covenants. The 2029 Bonds are also subject to negative covenants as set forth in the Bond Terms. As of December 31, 2025, the Company was in compliance with all of its 2029 Bonds financial covenants.

Upon the occurrence of certain change of control events, as specified in the Bond Terms, each holder of the 2029 Bonds will have the right to require that the Company repurchase all or some of such holder's 2029 Bonds in cash at a purchase price equal to 101% of the aggregate principal amount thereof.

The Bond Terms contain certain customary events of default, including, among other things: (i) default in the payment of any amount when due; (ii) default in the performance or breach of any other covenant in the Finance Documents, as defined in the Bond Terms, which default continues uncured for a period of 20 business days after the earlier of (1) the Company's actual knowledge of such event or (2) the Company's receipt of notice from the Bond Trustee; and (iii) certain voluntary or involuntary events of bankruptcy, insolvency or reorganization of the Company.

Credit Facility

Our senior secured asset-based lending facility ("Credit Facility") matures on the earliest of (a) September 8, 2028 and (b) the date that is 91 days prior to the maturity of the 2029 Bonds (or any notes issued to refinance the 2029 Bonds) (which will not apply if the 2029 Bonds or such refinancing notes are repaid prior to such 91st day). The maturity date of our Credit Facility was amended subsequent to year end. Refer to Note 16 *Subsequent Events* for further details. The Credit Facility provides revolving credit commitments of $250.0 million (with a sublimit of up to $70.0 million available for the issuance of letters of credit for the account of the Company and certain of its domestic subsidiaries) (the "U.S. Line"), of which up to $50.0 million is available to certain of our Canadian subsidiaries for loans in U.S. or Canadian dollars (with a sublimit of up to $10.0 million available for the issuance of letters of credit for the account of our Canadian subsidiaries) (the "Canadian Line"). The sublimit for the issuance of letters of credit for the account of the Company and certain of its domestic subsidiaries was amended subsequent to year end. Refer to Note 16 *Subsequent Events* for further details. Lender commitments under the Credit Facility, subject to certain limitations, may be increased by an additional $100.0 million.

Availability under the Credit Facility is subject to a borrowing base calculated by reference to eligible accounts receivable in the U.S., Canada and certain other jurisdictions (subject to a cap) and eligible inventory in the U.S. and Canada. Our borrowing capacity under the Credit Facility could be reduced or eliminated, depending on future fluctuations in our receivables and inventory. As of December 31, 2025, our total borrowing base was $146.0 million, of which $37.3 million amount was drawn and $36.2 million was used as security for outstanding letters of credit, resulting in remaining availability of $72.5 million.

Borrowings under the U.S. Line bear interest at a rate equal to, at our option, either (a) the Secured Overnight Financing Rate ("SOFR"), subject to a floor of 0.00%, plus a margin of 2.25% to 2.75%, or (b) a base rate plus a margin of 1.25% to 1.75%, in each case based upon the Company's quarterly total net leverage ratio. The interest rate margins applicable to the U.S. Line were amended subsequent to year end. Refer to Note 16 *Subsequent Events* for further details. The U.S. Line base rate is determined by reference to the greatest of (i) the federal funds rate plus 0.50% per annum, (ii) the one-month adjusted term SOFR plus 1.00% per annum, and (iii) the "prime rate" of interest announced by Wells Fargo Bank, National Association, subject to a floor of 0.00%.

Borrowings under the Canadian Line bear interest at a rate equal to, at our Canadian borrowers' option, either (a) Canadian Overnight Repo Rate Average ("CORRA"), subject to a floor of 0.00%, plus a margin of 2.25% to 2.75%, or (b) a base rate plus a margin of 1.25% to 1.75%, in each case based upon the Company's quarterly net leverage ratio. The interest rate margins applicable to the Canadian Line were amended subsequent to year end. Refer to Note 16 *Subsequent Events* for further details. The Canadian Line base rate is determined by reference to the greater of (i) the one-month CORRA plus 1.00% per annum and (ii) the prime rate for Canadian dollar commercial loans made in Canada as reported by Thomson Reuters, subject to a floor of 0.00%.

The weighted average interest rate under the Credit Facility was approximately 7.29% and 8.17% for the years ended December 31, 2025 and 2024, respectively.

The Credit Facility also provides for a commitment fee in the amount of (a) 0.375% on the unused portion of revolving commitments if average usage of the Credit Facility is greater than 50% and (b) 0.500% on the unused portion of revolving commitments if average usage of the Credit Facility is less than or equal to 50%.

If excess availability under the Credit Facility falls below the greater of 12.5% of the borrowing base and $31.25 million, we will be required to maintain a fixed charge coverage ratio of at least 1.00:1.00 as of the end of each fiscal quarter until excess availability under the Credit Facility exceeds such threshold for 60 consecutive days.

Subject to customary exceptions, all obligations under the Credit Facility are guaranteed, jointly and severally, by our wholly-owned U.S. subsidiaries and, in the case of the Canadian Line, our wholly-owned Canadian subsidiaries, and are secured by substantially all assets of each such entity and the Company, subject to customary exclusions. Subject to customary exceptions, all obligations under the Credit Facility are further guaranteed by our subsidiaries organized or domiciled under the laws of the United Kingdom or any territory or county thereof and secured by certain assets of such subsidiaries. In certain circumstances, obligations under the Credit Facility may be required to be guaranteed by and secured by the assets of our subsidiaries organized or domiciled under the laws of Germany or any territory or county thereof.

The Credit Facility contains various covenants that, among other things, limit our ability (none of which are absolute) to incur additional indebtedness or issue certain preferred shares, grant certain liens, make certain loans and investments, pay dividends, make distributions or make other restricted payments, enter into mergers or acquisitions unless certain conditions are satisfied, change our lines of business, prepay certain indebtedness, enter into certain affiliate transactions or engage in certain asset dispositions.

If an event of default exists under the Credit Facility, the lenders will have the right to accelerate the maturity of the obligations outstanding under the Credit Facility and exercise other rights and remedies. Obligations outstanding under the Credit Facility, however, will be automatically accelerated upon an event of default arising from a bankruptcy or insolvency event. An event of default includes, among other things, nonpayment of principal, interest, fees or other amounts within certain grace periods; representations and warranties proving to be untrue in any material respect; failure to perform or otherwise comply with covenants in the Credit Facility or other loan documents, subject, in certain instances, to grace periods; cross-defaults to certain other indebtedness if such default occurs at the final maturity of such indebtedness or if the effect of such default is to cause, or permit the holders of such indebtedness to cause, the acceleration of such indebtedness; bankruptcy or insolvency events; material monetary judgment defaults; invalidity or unenforceability of the Credit Facility or any other loan document; and the occurrence of a Change of Control (as defined in the Credit Facility).

As of December 31, 2025, the Company was in compliance with all of its Credit Facility financial covenants.

2025 Notes

Our 9.00% Convertible Senior Secured Notes due 2025 ("2025 Notes"), of which no principal amount was outstanding at December 31, 2025, paid interest at the rate of 9.00%, of which 6.25% was payable in cash and 2.75% was payable in cash or additional notes, at the Company's option.

In June 2024, we repurchased $13.0 million in aggregate principal amount of our 2025 Notes for $13.0 million. The net carrying value of the extinguished debt, including unamortized debt discount and debt issuance costs, was $12.5 million, resulting in a $0.5 million loss on extinguishment of debt.

In August 2024, we redeemed $60.0 million in aggregate principal amount of our 2025 Notes for $60.0 million. The net carrying value of the extinguished debt, including unamortized debt discount and debt issuance costs, was $58.2 million, resulting in a $1.8 million loss on extinguishment of debt.

In November 2024, we redeemed the remaining $61.2 million outstanding principal amount of our 2025 Notes at par, and we discharged our obligations under the indenture governing the 2025 Notes. The net carrying value of the extinguished debt, including unamortized debt discount and debt issuance costs, was $59.9 million, resulting in a $1.3 million loss on extinguishment of debt.

Seller Term Loan

On January 4, 2024, the Company entered into the Seller Term Loan in connection with the closing of the Variperm acquisition, which had an initial principal amount of $60.0 million and a maturity date in December 2026. The Seller Term Loan bore interest at the rate of (i) 11.00% per year for the period commencing on the closing date to (but excluding) the first anniversary of the closing date, (ii) 17.00% per annum for the period commencing on the first anniversary of the closing date to (but excluding) the second anniversary of the closing date and (iii) 17.50% per annum for the period commencing on the second anniversary of the closing date to (but excluding) the maturity date. The Company had an option to prepay the Seller Term Loan anytime without premium or penalty.

In November 2024, we repaid in full our Seller Term Loan for $58.4 million. The net carrying value of the extinguished debt, including unamortized debt issuance costs, was $59.2 million, resulting in a $0.8 million gain on extinguishment of debt.

Other Debt

Other debt consists of various finance leases of equipment.

Future principal payments under long-term debt for each of the years ending December 31 are as follows (in thousands):

Year ending December 31,	Amount
2026	$ 1,641
2027	1,041
2028	37,870
2029	100,522
2030	487
Thereafter	317
Total future payment	141,878
Less: debt issuance cost	(5,362)
Less: present value discount on finance leases	(588)
Total debt	$ 135,928

8. Leases

Our lease portfolio primarily consists of operating leases for certain manufacturing facilities, warehouses, service facilities, office spaces, equipment and vehicles. The following table summarizes the supplemental consolidated balance sheet information related to leases as of December 31, 2025 and 2024 (in thousands):

	Classification	December 31,			
			2025		2024
Assets					
Operating lease assets	Operating lease assets	$	80,733	$	70,389
Finance lease assets	Property and equipment, net		4,676		3,579
Total lease assets		$	85,409	$	73,968
Liabilities					
Current					
Operating	Accrued liabilities	$	11,785	$	11,056
Finance	Current portion of long-term debt		1,407		1,866
Noncurrent					
Operating	Operating lease liabilities		83,957		73,145
Finance	Long-term debt, net of current portion		2,601		1,507
Total lease liabilities		$	99,750	$	87,574

During 2025, we recognized $1.6 million of operating lease assets impairment related to the Company's strategic decision to consolidate facilities and discontinue certain products.

The following table summarizes the components of lease expenses (in thousands):

Lease Cost	Classification	Year ended December 31,	
		2025	2024
Operating lease cost	Cost of sales and Selling, general and administrative expenses	$ 19,349	$ 16,622
Finance lease cost			
Amortization of leased assets	Selling, general and administrative expenses	1,566	1,720
Interest on lease liabilities	Interest expense	241	269
Sublease income	Cost of sales and Selling, general and administrative expenses	(884)	(875)
Net lease cost		$ 20,272	$ 17,736

The maturities of lease liabilities as of December 31, 2025 are as follows (in thousands):

	Operating Leases	Finance Leases	Total
2026	$ 18,206	$ 1,641	19,847
2027	17,723	1,041	18,764
2028	14,144	588	14,732
2029	12,872	522	13,394
2030	10,455	487	10,942
Thereafter	60,777	317	61,094
Total lease payments	134,177	4,596	138,773
Less: present value discount	(38,435)	(588)	(39,023)
Present value of lease liabilities	$ 95,742	$ 4,008	$ 99,750

The following table summarizes the weighted-average remaining term and weighted average discount rates related to leases as of December 31, 2025 and 2024:

	Year ended December 31,	
	2025	2024
Weighted-average remaining lease term (years)		
Operating leases	9.4	8.8
Financing leases	3.7	1.9
Weighted-average discount rate		
Operating leases	6.99 %	6.85 %
Financing leases	7.31 %	7.51 %

The following table summarizes the supplemental cash flow information related to leases for the years ended December 31, 2025 and 2024 (in thousands):

	Year ended December 31,	
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 17,813	$ 15,904
Operating cash flows from finance leases	241	269
Financing cash flows from finance leases	2,032	1,725

Sale-leaseback transactions

In June 2025, the Company sold and leased back land and buildings for net proceeds of $8.8 million, of which $0.8 million is receivable with a due date of June 2027. The initial annual rent for the assets is $0.7 million with initial term of 15 years, subject to annual increase. The transactions met the requirements of sale-leaseback accounting. The related assets were removed from property and equipment and the appropriate operating lease assets and liabilities of approximately $7.6 million were recorded in the consolidated balance sheets.

In August 2025, the Company sold and leased back land and buildings for net proceeds of $6.5 million. The initial annual rent for the assets is $0.6 million with initial term of 18 years, subject to annual increase. The transactions met the requirements of sale-leaseback accounting. The related assets were removed from property and equipment and the appropriate operating lease assets and liabilities of approximately $7.2 million were recorded in the consolidated balance sheets.

In November 2024, the Company sold and leased back land and buildings for net proceeds of $20.3 million. The initial annual rent for the assets is $1.7 million with initial term of 15 years, subject to annual increase. The transactions met the requirements of sale-leaseback accounting. The related assets were removed from property and equipment and the appropriate operating lease assets and liabilities of approximately $19.1 million were recorded in the consolidated balance sheets.

9. Income Taxes

The components of income (loss) before income taxes were as follows (in thousands):

	Year ended December 31,			
	2025		**2024**	
U.S.	$	(43,169)	$	(170,901)
Non-U.S.		59,756		42,475
Income (loss) before income taxes	$	16,587	$	(128,426)

The components of income tax expense (benefit) were as follows (in thousands):

	Year ended December 31, 2025	
Current		
U.S. federal	$	—
U.S. state and local		435
Non-U.S.		20,477
Total current		20,912
Deferred		
U.S. federal		—
U.S. state and local		—
Non-U.S.		5,335
Total deferred		5,335
Income tax expense	$	26,247

As previously disclosed prior to the adoption of ASU 2023-09, the components of income tax expense (benefit) were as follows (in thousands):

	Year ended December 31, 2024	
Current		
U.S.	$	1,545
Non-U.S.		22,929
Total current		24,474
Deferred		
U.S.		(752)
Non-U.S.		(16,822)
Total deferred		(17,574)
Income tax expense	$	6,900

The reconciliation between the actual provision for income taxes and that computed by applying the U.S. statutory rate to income (loss) before income taxes are outlined below based on the updated requirements of ASU 2023-09 for 2025 (in thousands, except percentages):

		Year ended December 31, 2025	
Provision for income taxes at U.S. federal statutory rate	$	3,483	21.0 %
State and local income taxes, net of federal income tax effect		449	2.7 %
Effect of cross-border tax laws			
U.S. tax on foreign earnings		6,630	40.0 %
Changes in U.S. valuation allowances		1,467	8.8 %
U.S. nontaxable or nondeductible items			
Executive compensation and share-based payments		1,073	6.5 %
Other U.S. adjustments			
Return to provision		(219)	(1.3)%
Other		103	0.6 %
Foreign tax effects			
Canada			
Capital gain exclusion		(1,410)	(8.5)%
Provincial tax		2,418	14.6 %
Foreign tax rate differential		(1,690)	(10.2)%
Interest and other		437	2.6 %
Valuation allowance		(1,754)	(10.6)%
Germany			
Tax settlement and other		3,242	19.5 %
Change in federal tax rate		637	3.8 %
Municipal tax		418	2.5 %
Foreign tax rate differential		401	2.4 %
Return to provision and other		1,114	6.7 %
United Kingdom			
Foreign exchange gain (loss)		627	3.8 %
Foreign tax rate differential		522	3.1 %
Interest and other		1,471	8.9 %
Foreign tax credit adjustment		647	3.9 %
Return to provision		495	3.0 %
Tax credits		(264)	(1.6)%
Valuation allowance		4,363	26.3 %
Ireland			
Interest and other		473	2.9 %
Barbados			
Return to provision		395	2.4 %
Other foreign jurisdictions		519	3.1 %
Changes in global unrecognized tax benefits		200	1.2 %
Effective tax rate	$	26,247	158.2 %

As previously disclosed prior to the adoption of ASU 2023-09, the effective income tax rate differs from the statutory federal income tax rate as follows (in thousands, except percentages):

	Year ended December 31, 2024	
Income tax benefit at the statutory rate	$ (26,970)	(21.0)%
State taxes, net of federal tax benefit	(115)	(0.1)%
Non-U.S. operations	3,143	2.4 %
Domestic incentives	(402)	(0.3)%
Prior year federal, non-U.S. and state tax	3,488	2.7 %
Nondeductible expenses	2,124	1.7 %
Valuation allowance	25,137	19.6 %
Other	495	0.4 %
Income tax expense	$ 6,900	5.4 %

The Organization for Economic Co-operation and Development introduced Base Erosion and Profit Shifting ("BEPS") Pillar 2 rules that impose a global minimum tax rate of 15%. As of January 1, 2024, numerous countries, including European Union member states, have enacted a global minimum tax and more countries are expected to enact similar minimum tax regimes in 2026. Based on current enacted legislation, we do not expect a material impact on our future effective tax rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The primary components of deferred taxes include (in thousands):

	December 31,	
	2025	2024
Deferred tax assets		
Reserves and accruals	$ 3,256	$ 5,579
Operating lease liabilities	23,121	20,086
Inventories	5,588	8,894
Stock awards	1,511	935
Net operating loss and other tax carryforwards	216,428	186,118
Goodwill and intangible assets	19,786	19,513
Fair value discount on 2025 Notes	—	12,188
Other	7,704	10,114
Gross deferred tax assets	277,394	263,427
Valuation allowance	(267,516)	(254,515)
Total deferred tax assets	$ 9,878	$ 8,912
Deferred tax liabilities		
Property and equipment	(2,335)	(3,771)
Operating lease assets	(19,570)	(16,924)
Prepaid expenses and other	(511)	(450)
Total deferred tax liabilities	(22,416)	(21,145)
Net deferred tax liabilities	$ (12,538)	$ (12,233)

Goodwill from certain acquisitions is tax deductible due to the acquisition structure as an asset purchase or due to tax elections made by the Company and the respective sellers at the time of acquisition.

We have deferred tax assets related to net operating loss and other tax carryforwards in the U.S., and in certain states and foreign jurisdictions. We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized.

At December 31, 2025, we had $417.8 million of gross U.S. net operating loss carryforwards and $10.6 million of state net operating losses. Of these losses, $33.2 million will expire no later than 2038 if they are not utilized prior to that date. The remaining $384.6 million will not expire. We also had $41.2 million of gross non-U.S. net operating loss carryforwards with indefinite expiration dates. In addition to our net operating loss carryforwards, we also had gross U.S. interest limitation carryforwards of $249.3 million and gross non-U.S. interest limitation carryforwards of $210.3 million, all with indefinite expiration dates. The ultimate realization of income tax benefits for these net operating loss and interest limitation carryforwards depends on our ability to generate sufficient taxable income in the respective taxing jurisdictions. Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of our domestic net operating losses may be limited in future periods depending upon future changes in ownership. Where we have unrecognized tax benefits in jurisdictions with existing net operating losses, we utilize the unrecognized tax benefits as a source of income to offset such losses. We do not anticipate being able to fully utilize all of the losses prior to their expiration in the following jurisdictions: the U.S, United Kingdom, Singapore and China.

During 2025, we recognized $4.3 million of tax expense related to the net increase in our valuation allowance provided against our deferred tax assets to write down our deferred tax assets in these jurisdictions to what is more likely than not realizable. We increased our valuation allowance related to our U.S. deferred tax assets by $1.5 million along with a $2.8 million net increase to certain non-U.S. deferred tax assets in the United Kingdom, Singapore and Canada.

Deferred tax liabilities arising from the difference between the financial reporting and income tax bases inherent in our foreign subsidiaries, referred to as outside basis differences, have not been provided for U.S. income tax purposes because we do not intend to sell, liquidate or otherwise trigger the recognition of U.S. taxable income with regard to our investment in these foreign subsidiaries. Determining the amount of U.S. deferred tax liabilities associated with outside basis differences is not practicable at this time.

We file income tax returns in the U.S. as well as in various states and non-U.S. jurisdictions. With few exceptions, we are no longer subject to income tax examination by tax authorities in these jurisdictions prior to 2018.

We account for uncertain tax positions in accordance with guidance in ASC Topic 740, which prescribes the minimum recognition threshold a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. A reconciliation of the beginning and ending amount of uncertain tax positions is as follows (in thousands):

2025 Activity	Amount
Balance at January 1, 2025	$ 12,754
Additional based on tax positions related to prior years	557
Settlements	(632)
Balance at December 31, 2025	$ 12,679

The total amount of unrecognized tax benefits at December 31, 2025 was $12.7 million, of which it is reasonably possible that $0.2 million could be settled during the next twelve-month period as a result of the conclusion of various tax audits or due to the expiration of the applicable statute of limitations. We estimate that $6.3 million of the unrecognized tax benefits at December 31, 2025, excluding consideration of valuation allowance, would impact our future effective income tax rate, if recognized.

We recognize interest and penalties related to uncertain tax positions within the provision for income taxes in the consolidated statements of comprehensive loss. As of December 31, 2025 and 2024, we had accrued approximately $0.8 million and $0.6 million in interest and penalties, respectively. During the years ended December 31, 2025 and 2024, we recognized no material change in the interest and penalties related to uncertain tax positions.

The following is a supplemental schedule of income taxes paid (in thousands):

	Year ended December 31, 2025
U.S. federal	$ 1,882
U.S. state and local	650
Non-U.S.	23,458
Income taxes paid, net of refunds	$ 25,990

Income taxes paid, net of refunds, exceeds 5 percent of total income taxes paid (net of refunds) in the following jurisdictions (in thousands):

	Year ended December 31, 2025
Federal	
United States	$ 1,882
Non-U.S.	
Canada	9,942
United Kingdom	3,878
Barbados	3,398
Germany	2,932
Saudi Arabia	1,862
Ireland	1,396

10. Fair Value Measurements

The Company had $37.3 million and $90.4 million outstanding balance under the Credit Facility at December 31, 2025 and December 31, 2024, respectively. The Credit Facility incurs interest at a variable interest rate and therefore, the carrying amount approximates fair value. The fair value of the debt is classified as a Level 2 measurement because interest rates charged are similar to other financial instruments with similar terms and maturities.

The fair values of the Company's 2029 Bonds and 2025 Notes were estimated using Level 2 inputs in the fair value hierarchy and were based on quoted prices for those or similar instruments. At December 31, 2025, the fair value and the carrying value of the Company's 2029 Bonds approximated $103.5 million and $94.6 million, respectively. At December 31, 2024, the fair value and the carrying value of the Company's 2029 Bonds approximated $99.5 million and $94.6 million, respectively.

There were no other significant outstanding financial instruments as of December 31, 2025 and 2024 that required measuring the amounts at fair value on a recurring basis. The Company did not change its valuation techniques associated with recurring fair value measurements from prior periods and there were no transfers between levels of the fair value hierarchy during the years ended December 31, 2025 and 2024.

The carrying values of goodwill, intangible assets and other long-lived assets are tested annually or more frequently if an event occurs that indicates an impairment loss may have been incurred, using fair value measurements with unobservable inputs (Level 3). Refer to Note 5 *Property and Equipment,* Note 6 *Goodwill and Intangible Assets* and Note 8 *Leases* for further discussion.

11. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is, and in the future, could be involved in various pending or threatened legal actions, some of which may or may not be covered by insurance. Management has reviewed such pending judicial and legal proceedings, the reasonably anticipated costs and expenses in connection with such proceedings, and the availability and limits of insurance coverage, and has established reserves that are believed to be appropriate in light of those outcomes that are believed to be probable and can be estimated. The reserves accrued at December 31, 2025 and 2024 are immaterial. In the opinion of management, the Company's ultimate liability, if any, with respect to these actions is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Asbestos litigation

One of our subsidiaries has been named as one of many defendants in a number of product liability claims for alleged exposure to asbestos used in valves. These lawsuits are typically filed on behalf of plaintiffs who allege exposure to asbestos, against numerous defendants, often forty or more, who are alleged to have manufactured or distributed products containing asbestos. The injuries alleged by plaintiffs in these cases range from mesothelioma and other cancers to asbestosis. The earliest claims against our subsidiary were filed in New Jersey in 1998, and our subsidiary currently has active cases in New Jersey, New York, and Illinois. These complaints do not typically include requests for a specific amount of damages. Our subsidiary acquired the trademark for the product line in question in 1985. To date, most of the claims against our subsidiary alleging illnesses due to asbestos have generally been based on products manufactured by the previous owner prior to 1985 that are alleged to have contained asbestos. Many claimants alleging illnesses due to asbestos sue on the basis of exposure prior to 1985, as by that date the hazards of asbestos exposure were well known and asbestos had begun to fall into disuse. Our subsidiary has been successful in obtaining dismissals in most lawsuits without any cash contribution including because the "successor liability" law in most states does not hold a purchaser in good faith liable for the actions of the seller prior to the acquisition date unless the purchaser contractually assumed the liabilities, which our subsidiary did not. There are exceptions to the successor liability doctrine in many states, so there are no assurances that our subsidiary will not be found liable for the actions of its predecessor. The law in other states on so called "successor liability" may be different or ambiguous in this regard, and could also expose our subsidiary to liability. Our subsidiary could also be found liable should a trier of fact reject our subsidiary's position that it is not responsible for the alleged asbestos injuries, such as in a case where a plaintiff alleges post-1985 exposure. To date, asbestos claims had no material adverse effect on our business, financial condition, results of operations, or cash flow, as our annual out-of-pocket costs over the last five years have been less than $250,000. There were an average of approximately 28 new cases filed against our subsidiary in each of last two years, and a significant number of existing cases were dismissed, settled or otherwise disposed of over the last year. We currently have approximately 105 lawsuits pending against this subsidiary. Our subsidiary has over $17 million in face amount of insurance per occurrence and over $23 million of aggregate primary insurance coverage. In addition, our subsidiary has over $950 million in face amount of excess coverage applicable to the claims. There can be no guarantee that all of this can be collected due to policy terms and conditions, erosion of policy limits, and insurer insolvencies in the past or in the future. In January 2011, we entered into an agreement with seven of our primary insurers under which they have agreed to pay 80% of the costs of handling and settling each asbestos claim against the affected subsidiary until the applicable primary policy limits are exhausted. The insurers' portion of the settlements is funded by our primary insurance limits, which are eroded only by settlements and not legal fees. Approximately $2.5 million in settlements has been paid by insurers and our subsidiary to date, with approximately $85,000 paid over the course of the last two years. Our subsidiary and the subscribing insurers have the right to withdraw from this agreement, but to date, no party has exercised this right or expressed an intent to do so for reasons other than the exhaustion of their limits.

Tenaris litigation

In October of 2017, one of our subsidiaries, Global Tubing LLC ("Global Tubing"), filed suit against Tenaris Coiled Tubes, LLC and Tenaris, S.A. (together "Tenaris") in the United States District Court for the Southern District of Texas seeking a declaration that its DURACOIL™ products do not infringe certain Tenaris patents related to coiled tubing. Tenaris filed counterclaims against Global Tubing alleging DURACOIL™ products infringe three patents. Tenaris sought unspecified damages and a permanent injunction. In response, Global Tubing alleged that its products do not infringe and the Tenaris patents are invalid and unenforceable. On March 20, 2023, the court agreed with Global Tubing, finding all patents unenforceable and dismissing all Tenaris infringement claims. Global Tubing intends to seek an award of its attorneys' fees and costs incurred as a result of the litigation. Tenaris has appealed the final judgment and Global Tubing has filed a cross-appeal.

Portland Harbor Superfund

One of the Company's dormant subsidiaries is one of several named defendants in a suit filed by the Port of Portland, Oregon in May 2009 seeking reimbursement of costs related to an environmental study at the Port of Portland, and in March 2010, was identified as a potentially responsible party by the EPA with respect to the Portland Harbor Superfund Site. The subsidiary is indemnified for environmental contamination losses by a third party that has assumed responsibility and is providing a defense of the claims. Based on information currently available, the Company does not believe that these matters will have a material adverse effect on the financial condition, results of operations, cash flows or capital expenditures of the Company.

Operating leases

The Company has operating leases for warehouses, office space, manufacturing facilities and equipment. The leases generally require the Company to pay certain expenses including taxes, insurance, maintenance, and utilities. See Note 8 *Leases* for further information.

Letters of credit and guarantees

The Company executes letters of credit in the normal course of business to secure the delivery of product from specific vendors and also to guarantee the Company fulfills certain performance obligations relating to certain large contracts. At December 31, 2025 and 2024, the Company had $36.2 million and $17.8 million in letters of credit outstanding, respectively.

12. Earnings (Loss) Per Share

The reconciliation of basic and diluted earnings per share for each period presented was as follows (dollars and shares in thousands, except per share amounts):

		Year ended December 31,		
		2025		**2024**
Net loss	$	(9,660)	$	(135,326)
Basic - weighted average shares outstanding		11,883		12,299
Dilutive effect of stock options and restricted shares		—		—
Diluted - weighted average shares outstanding		11,883		12,299
Loss per share				
Basic	$	(0.81)	$	(11.00)
Diluted	$	(0.81)	$	(11.00)

For the year ended December 31, 2025, we excluded approximately 828 thousand shares of potentially dilutive restricted shares and stock options in calculating diluted earnings per share as the effect was anti-dilutive due to net losses incurred for the period. Diluted earnings per share was calculated using treasury stock method for the restricted shares and stock options.

13. Employee Benefits

We sponsor a 401(k) savings plan for U.S. employees and similar savings plans for certain non-U.S. employees. These plans benefit eligible employees by allowing them the opportunity to make contributions up to certain limits. We contribute by matching a percentage of each employee's contributions. We also have the discretion to provide a profit sharing contribution to each participant depending on the Company's performance for the applicable year. The expense under the Company's retirement plan was $5.6 million and $5.4 million for the years ended December 31, 2025 and 2024, respectively.

14. Long-Term Incentive Compensation

Stock-based compensation

In August 2010, we adopted the 2010 Stock Incentive Plan ("2010 Plan") to allow for employees, directors and consultants of the Company and its subsidiaries to share in stock ownership in the Company through the award of stock options, restricted stock, restricted stock units, performance shares or any combination thereof. Under the terms of the 2010 Plan, a total of 925 thousand shares were authorized for issuance pursuant to awards. Following the adoption of the 2016 Plan (as described below), no further awards have been or will be granted under the 2010 Plan, but outstanding awards under the 2010 Plan will continue to be governed by its terms.

In May 2016, we adopted a new 2016 Stock and Incentive Plan (the "2016 Plan"), under which we initially reserved a total of 285 thousand shares. Our stockholders approved amendments to the 2016 Plan in May 2019, May 2020, May 2022 and May 2024, increasing the shares authorized for issuance thereunder to 1.4 million shares. On May 9, 2025, shareholders approved an additional 600 thousand shares added to the 2016 Plan. Approximately 711 thousand shares remained available under the 2016 Plan for future grants as of December 31, 2025.

The total amount of stock-based compensation expense recorded was $9.0 million and $7.1 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company expects to record stock based compensation expense of approximately $7.0 million over a weighted average remaining term of approximately two years. Future grants will result in additional compensation expense.

Restricted stock

Restricted stock generally vests over a period of one year from the date of grant. The following table provides additional information related to our restricted stock:

2025 Activity	Restricted stock (shares in thousands)
Nonvested at December 31, 2024	40
Granted	42
Vested	(40)
Forfeited	—
Nonvested at December 31, 2025	42

During 2025, the Company granted 42 thousand time-based restricted stock to non-employee members of the Board of Directors that vest after one year.

The weighted average grant date fair value of restricted stock granted during the year ended December 31, 2025 and 2024 was $17.88 and $18.81 per share, respectively. No restricted stock vested during 2024.

Restricted stock units

Restricted stock units generally vest over a one to three year period from the date of grant. The following table provides additional information related to our restricted stock units:

2025 Activity	Restricted stock units (shares in thousands)
Nonvested at December 31, 2024	329
Granted	199
Vested	(148)
Forfeited	—
Nonvested at December 31, 2025	380

Of the restricted stock units granted during 2025, 190 thousand shares vest ratably over three years. Also, during 2025, the Company granted 9 thousand time-based restricted stock units to a non-employee member of the Board of Directors that vest after one year.

The weighted average grant date fair value of the restricted stock units was $17.53 and $19.73 per share during the years ended December 31, 2025, and 2024, respectively. The total grant date fair value of units vested was $3.2 million and $3.0 million during 2025 and 2024, respectively.

Performance share awards

During 2025, the Company granted 95,197 performance restricted stock units (assuming target performance) to employees that vest based upon the Company's total shareholder return compared to the total shareholder return of a group of peer companies over three different performance periods. The performance periods run from January 1, 2025 through December 31, 2025, January 1, 2025 through December 31, 2026 and January 1, 2025 through December 31, 2027, and one-third of each award is allocated to each performance period. The performance restricted stock units may settle for between 0% and 200% of the target units granted.

During 2025, the Company granted 95,197 performance restricted stock units (assuming target performance) to employees that vest based upon the Company's free cash flow over three different performance periods. The performance periods run from January 1, 2025 through December 31, 2025, January 1, 2025 through December 31, 2026 and January 1, 2025 through December 31, 2027, and one-third of each award is allocated to each performance period. The performance restricted stock units may settle for between 0% and 200% of the target units granted.

During 2025, the Company granted 114,000 performance restricted stock units (assuming target performance) to employees that vest based upon the Company achieving minimum stock price threshold of $21.91 per share, for 20 consecutive trading days during the period commencing on March 5, 2025 and ending on the third anniversary thereof.

The weighted average grant date fair value of the performance restricted stock units was $18.37 and $19.79 per share during the years ended December 31, 2025, and 2024, respectively. The total grant date fair value of units vested was $1.0 million and $0.6 million during 2025 and 2024, respectively.

15. Business Segments

The Company operates in the following two reportable segments: (1) Drilling and Completions and (2) Artificial Lift and Downhole. The Drilling and Completions segment designs, manufactures and supplies products and solutions to the drilling, subsea, coiled tubing, well stimulation and intervention markets, including applications in oil and natural gas, renewable energy, defense and communications. The Artificial Lift and Downhole segment designs, manufactures and supplies products and solutions for the artificial lift, production and infrastructure markets.

The Company's reportable segments are strategic units that offer distinct products and services. They are managed separately since each business segment requires different marketing strategies. Operating segments have not been aggregated as part of a reportable segment. This segmentation is representative of the manner in which our Chief Operating Decision Maker ("CODM") and our board of directors make decisions on how to allocate resources and assess performance. We consider the CODM to be the Chief Executive Officer.

The CODM evaluates segment performance based on operating income through monitoring actual results compared to strategic plans and forecasts on a quarterly basis. This analysis guides our CODM's decision-making processes, particularly in evaluating segment profitability, optimizing resource allocation, and managing costs effectively.

Summary financial data by reportable segment follows (in thousands):

Year ended December 31, 2025	Drilling and Completions	Artificial Lift and Downhole	Total
Revenue from external customers	$ 476,689	$ 314,785	$ 791,474
Intersegment revenue	502	—	502
Segment revenue	477,191	314,785	791,976
Elimination of intersegment revenue			(502)
Total consolidated revenue			791,474
Less:			
Cost of sales	375,633	197,307	572,940
Selling, general and administrative expenses	88,723	76,304	165,027
Segment operating income	$ 12,835	$ 41,174	$ 54,009

Reconciliation to income (loss) before income taxes		
Segment operating income	$	54,009
Less:		
Other corporate expenses		34,878
Transaction expenses		546
Gain on sale-leaseback transactions		(11,182)
Loss (gain) on disposal of assets and other		(378)
Interest expense		18,312
Foreign exchange losses (gains) and other, net		(4,754)
Income (loss) before income taxes	$	16,587

Year ended December 31, 2024	Drilling and Completions	Artificial Lift and Downhole	Total
Revenue from external customers	$ 470,767	$ 345,680	$ 816,447
Intersegment revenue	(22)	—	(22)
Total revenue	470,745	345,680	816,425
Less:			
Cost of sales	348,878	212,536	561,414
Selling, general and administrative expenses	104,123	84,250	188,373
Segment operating income	17,744	48,894	66,638

Reconciliation to income (loss) before income taxes		
Elimination of intersegment expenses		(22)
Other corporate expenses		30,952
Transaction expenses		7,728
Impairment of intangible assets		119,123
Gain on sale-leaseback transactions		(4,860)
Loss (gain) on disposal of assets and other		484
Interest expense		31,490
Foreign exchange losses (gains) and other, net		7,315
Loss on extinguishment of debt		2,854
Income (loss) before income taxes	$	(128,426)

A summary of depreciation and amortization by reportable segment is as follows (in thousands):

		Year ended December 31,		
		2025		**2024**
Depreciation and amortization				
Drilling and Completions	$	11,668	$	28,181
Artificial Lift and Downhole		22,025		25,349
Corporate		62		187
Total depreciation and amortization	$	33,755	$	53,717

A summary of capital expenditures by reportable segment is as follows (in thousands):

		Year ended December 31,		
Capital expenditures		**2025**		**2024**
Drilling and Completions	$	4,117	$	5,974
Artificial Lift and Downhole		1,773		1,413
Corporate		125		758
Total capital expenditures	$	6,015	$	8,145

A summary of consolidated assets by reportable segment is as follows (in thousands):

		Year ended December 31,		
Assets		**2025**		**2024**
Drilling and Completions	$	385,401	$	418,583
Artificial Lift and Downhole		353,505		371,178
Corporate		13,549		26,193
Total assets	$	752,455	$	815,954

Corporate assets primarily include cash, certain prepaid expenses and deferred loan costs.

A summary of long-lived assets by geography is as follows (in thousands):

		December 31,		
Long-lived assets		**2025**		**2024**
United States	$	123,407	$	125,373
Canada		149,144		172,740
Europe & Africa		26,150		19,196
Middle East		4,833		2,951
Asia-Pacific		33		53
Latin America		4		4
Total long-lived assets	$	303,571	$	320,317

The following table presents our revenues disaggregated by product line (in thousands):

| | | Year ended December 31, | | | |
| | | 2025 | | 2024 | |
Revenue		$	%	$	%
United States	$	402,011	50.8 %	$ 415,132	50.9 %
Canada		135,129	17.1 %	152,168	18.6 %
Middle East		86,460	10.9 %	91,500	11.2 %
Europe & Africa		84,768	10.7 %	76,712	9.4 %
Asia-Pacific		47,753	6.0 %	43,971	5.4 %
Latin America		35,353	4.5 %	36,942	4.5 %
Total revenue	$	791,474	100.0 %	$ 816,425	100.0 %

The following table presents our revenues disaggregated by product line (in thousands):

| | | Year ended December 31, | | | |
| | | 2025 | | 2024 | |
Revenue		$	%	$	%
Drilling	$	132,906	16.9 %	$ 143,269	17.6 %
Subsea		97,624	12.3 %	78,118	9.6 %
Stimulation and Intervention		135,409	17.1 %	144,879	17.7 %
Coiled Tubing		111,252	14.1 %	104,501	12.8 %
Downhole		194,825	24.6 %	207,430	25.4 %
Production Equipment		73,942	9.3 %	76,251	9.3 %
Valve Solutions		46,018	5.8 %	61,999	7.6 %
Eliminations		(502)	(0.1)%	(22)	— %
Total revenue	$	791,474	100.0 %	$ 816,425	100.0 %

16. Subsequent Events

In February 2026, the Company entered into an amendment (the "Credit Agreement Amendment") to our Credit Facility. The Credit Agreement Amendment (i) extended the scheduled maturity date from September 8, 2028 to February 4, 2031, (ii) revised the interest rate margin over SOFR applicable to outstanding loans, previously ranging from 2.25% to 2.75% determined based on the Company's total net leverage ratio, to instead range from 2.00% to 2.50%, determined based on excess availability under the Credit Facility and (iii) increase the U.S. letter of credit sublimit from $70.0 million to $100.0 million. The Canadian letter of credit sublimit remains at $10.0 million.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act). The Company's disclosure controls and procedures have been designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management performed an assessment of the overall effectiveness of our internal control over financial reporting as of December 31, 2025, utilizing the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting is effective as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

There have been no changes in internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Forum Energy Technologies, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Forum Energy Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 27, 2026 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Houston, Texas
February 27, 2026

Item 9B. Other information

Rule 10b5-1 Trading Plan

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 10. Directors, executive officers and corporate governance

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders.

Code of Ethics

We have adopted a Financial Code of Ethics, which applies to our Chief Executive Officer, Chief Financial Officer (or other principal financial officer), Chief Accounting Officer (or other principal accounting officer) and other senior financial officers. We have posted a copy of the code under "Corporate Governance" in the "Investors" section of our website at *www.f-e-t.com*. Copies of the code may be obtained free of charge on our website. Any waivers of the code must be approved by our board of directors or a designated committee of our board of directors. Any change to, or waiver from, the Code of Ethics will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE and NYSE Texas.

Item 11. Executive compensation

Certain information required by this item is incorporated herein by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders.

Item 12. Security ownership of certain beneficial owners and management and related stockholder matters

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders.

Item 14. Principal accountant fees and services

Our independent registered public accounting firm is Deloitte & Touche LLP, Houston, Texas, PCAOB ID No. 34.

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders.

Item 15. Exhibits

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements filed as part of this report

Index to Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	46
Consolidated Statements of Comprehensive Income (Loss)	48
Consolidated Balance Sheets	49
Consolidated Statements of Cash Flows	50
Consolidated Statements of Changes in Stockholders' Equity	51
Notes to Consolidated Financial Statements	52

2. Financial Statement Schedules

All financial statement schedules have been omitted since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included on the Consolidated Financial Statements and Notes thereto.

3. Exhibits

Index to Exhibits

Exhibit Number	DESCRIPTION
2.1*	Stock Purchase Agreement, dated as of November 1, 2023, by and among Forum Energy Technologies, Inc., Forum Canada ULC, Variperm Holdings Ltd., Variperm Energy Services Partnership, Jamie Olson, Elise Robertson, Slotting RemainCo Limited Partnership and Variperm Energy Services Partnership as the Sellers' Representative (incorporated herein by reference to Exhibit 2.1 on the Company's Current Report on Form 8-K, filed on November 3, 2023).
3.1*	Third Amended and Restated Certificate of Incorporation of Forum Energy Technologies, Inc. dated March 28, 2011 (incorporated herein by reference to Exhibit 3.2 to Amendment No. 5 to the Registration Statement, filed on March 29, 2012).
3.2*	Amendment to the Third Amended and Restated Certificate of Incorporation of Forum Energy Technologies, Inc., effective November 9, 2020 (incorporated herein by reference to Exhibit 3.1 on the Company's Current Report on Form 8-K, filed on November 9, 2020).
3.3*	Third Amended and Restated Bylaws of Forum Energy Technologies, Inc. dated May 12, 2023 (incorporated herein by reference to Exhibit 3.1 on the Company's Current Report on Form 8-K, filed on May 17, 2023).
3.4*	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of Forum Energy Technologies, Inc. filed on May 12, 2025 (incorporated herein by reference to Exhibit 3.1 on the Company's Current Report on Form 8-K, filed on May 13, 2025).
4.1*	Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to Amendment No. 3 to the Company's Registration Statement, filed on December 29, 2011).
4.2*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q, filed August 8, 2025).
4.3*	Bond Terms for 10.50% Senior Secured Bonds due 2029, dated November 5, 2024, by and between Forum Energy Technologies, Inc. and Nordic Trustee AS, as bond trustee and security agent (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on November 12, 2024).
10.1*#	Form of Indemnification Agreement between Forum Energy Technologies, Inc. and the executive officers identified on Annex A thereto (incorporated herein by reference to Exhibit 10.10 to the Company's Registration Statement, filed on August 31, 2011).
10.2*#	Form of Indemnification Agreement between Forum Energy Technologies and each of the directors identified on Annex A thereto (incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement, filed on August 31, 2011).
10.3*#	Form of Indemnification Agreement (as of December 2023) between Forum Energy Technologies and its directors and executive officers party thereto (incorporated herein by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K, filed on March 5, 2024).
10.4*#	Forum Energy Technologies, Inc. Severance Plan (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement, filed on August 31, 2011).
10.5*#	Severance Agreement dated as of February 16, 2018 between Forum Energy Technologies, Inc. and Michael D. Danford (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on February 21, 2018).
10.6*#	Severance Agreement dated as of September 1, 2018 between Forum Energy Technologies, Inc. and D. Lyle Williams (incorporated herein by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K, filed on February 28, 2019).
10.7*#	Form of Nonstatutory Stock Option Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed on May 2, 2017).
10.8*#	Form of Nonstatutory Stock Option Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q, filed on May 2, 2018).
10.9*#	Severance Agreement dated as of February 15, 2019 between Forum Energy Technologies, Inc. and John C. Ivascu (incorporated herein by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q, filed on May 1, 2019).

10.10*	Third Amended and Restated Credit Agreement, dated as of October 30, 2017, by and among Forum Energy Technologies, Inc., Forum Canada ULC, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 2, 2017).
10.11*	Amendment No. 1 to the Third Amended and Restated Credit Agreement, dated as of February 3, 2020, among Forum Energy Technologies, Inc., the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and the other borrowers and guarantors party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on February 5, 2020).
10.12*	Master Assignment Agreement and Amendment No. 3 to Third Amended and Restated Credit Agreement, dated as of September 8, 2021, among the Company, as borrower, the other borrowers party thereto, the guarantors party thereto, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and the other parties named therein (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on September 8, 2021).
10.13*#	Amendment No. 4 to Third Amended and Restated Credit Agreement, dated as of March 30, 2023, by and among Forum Energy Technologies, Inc., Forum Canada ULC, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on August 4, 2023).
10.14*#	Master Assignment Agreement and Amendment No. 5 to Third Amended and Restated Credit Agreement, dated November 1, 2023, by and among Forum Energy Technologies, Inc., Forum Canada ULC, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 on the Company's Current Report on Form 8-K, filed on November 3, 2023).
10.15*	Amendment No. 6 to Third Amended and Restated Credit Agreement, dated October 14, 2024, by and among Forum Energy Technologies, Inc., Forum Canada ULC, GT Coiled Tubing of Canada ULC, the guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 18, 2024).
10.16*#	Forum Second Amended and Restated 2016 Stock and Incentive Plan (As amended through May 10, 2024) (incorporated by reference to Exhibit 10.1 to Forum's Current Report on Form 8-K filed on May 15, 2024).
10.17*#	Form of 2023 Performance Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on May 5, 2023).
10.18*#	Form of 2023 Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on May 5, 2023).
10.19*#	Form of 2023 Employee Cash Award (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on November 3, 2023).
10.20*#	Form of 2023 Non-Employee Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K, filed on March 5, 2024).
10.21*#	Form of 2024 Performance Restricted Stock Unit Agreement – Executive (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on May 3, 2024).
10.22*#	Form of 2024 Restricted Stock Unit Agreement – Executive (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on May 3, 2024).
10.23*#	Form of 2024 Performance Restricted Stock Unit Agreement (with Cash Settlement Option) – Executive (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed on May 3, 2024).
10.24*#	Form of 2024 Restricted Stock Unit Agreement (with Cash Settlement Option) – Executive (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on May 3, 2024).
10.25*#	Form of 2024 Restricted Stock Unit Agreement - Non Executive Director (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed on May 3, 2024).
10.26*#	Form of 2024 Restricted Stock Award Agreement - Non Executive Director (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q, filed on May 3, 2024).
10.27*#	Form of 2024 Cash Award Agreement – Executive (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q, filed on May 3, 2024).

10.28*	Investor Rights Agreement, dated as of January 4, 2024, by and among Forum Energy Technologies, Inc., the Sellers and James Nurcombe (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 8, 2024).
10.29*#	Form of 2025 Restricted Stock Unit Agreement – Executive (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on May 2, 2025).
10.30*#	Form of 2025 Performance Restricted Stock Unit Agreement (Relative TSR) – Executive (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on May 2, 2025).
10.31*#	Form of 2025 Performance Restricted Stock Unit Agreement (Free Cash Flow) – Executive (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed on May 2, 2025).
10.32*#	Form of 2025 Performance Restricted Stock Unit Agreement (Stock Price Hurdle) – Executive (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on May 2, 2025).
10.33*#	Form of 2025 Restricted Stock Unit Agreement - Non Executive Director (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed on May 2, 2025).
10.34*#	Form of 2025 Restricted Stock Award Agreement - Non Executive Director (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q, filed on May 2, 2025).
10.35*#	Second Amended and Restated 2016 Stock and Incentive Plan, as amended through May 9, 2025 (incorporated by reference to Exhibit 10.1 to Forum's Current Report on Form 8-K filed on May 13, 2025).
19.1*	Forum Energy Technologies, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to Company's Annual Report on Form 10-K filed on March 3, 2025).
21.1**	Subsidiaries of Forum Energy Technologies, Inc.
23.1**	Consent of Deloitte & Touche LLP.
31.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1***	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2***	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Forum Energy Technologies, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to Forum's Annual Report on Form 10-K filed on March 5, 2024).
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Previously filed.

** Filed herewith.

*** Furnished herewith.

\# Identifies management contracts and compensatory plans or arrangements.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORUM ENERGY TECHNOLOGIES, INC.

	By:	/s/ D. Lyle Williams, Jr.
February 27, 2026		D. Lyle Williams, Jr.
		Executive Vice President and Chief Financial Officer
		(As Duly Authorized Officer and Principal Financial Officer)
February 27, 2026	By:	/s/ Katherine C. Keller
		Katherine C. Keller
		Senior Vice President and Chief Accounting Officer
		(As Duly Authorized Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Neal A. Lux Neal A. Lux	President, Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2026
/s/ D. Lyle Williams, Jr. D. Lyle Williams, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2026
/s/ Katherine C. Keller Katherine C. Keller	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 27, 2026
/s/ Michael McShane Michael McShane	Chairman of the Board	February 27, 2026
/s/ Evelyn M. Angelle Evelyn M. Angelle	Director	February 27, 2026
/s/ Leslie A. Beyer Leslie A. Beyer	Director	February 27, 2026
/s/ John A. Carrig John A. Carrig	Director	February 27, 2026
/s/ Aron H. Marquez Aron H. Marquez	Director	February 27, 2026
/s/ Louis A. Raspino Louis A. Raspino	Director	February 27, 2026
/s/ Paul E. Rowsey III Paul E. Rowsey III	Director	February 27, 2026
/s/ Mark W. Smith Mark W. Smith	Director	February 27, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☑
Filed by a party other than the Registrant ☐
Check the appropriate box:
☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material under §240.14a-12

FORUM ENERGY TECHNOLOGIES, INC.
(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):
☑   No fee required

☐   Fee paid previously with preliminary materials

☐   Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11



2026 PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS



LETTER FROM THE CHAIRMAN OF THE BOARD TO OUR STOCKHOLDERS

Dear Fellow Stockholders,   March 27, 2026

On behalf of your board of directors and executive management, I am pleased to invite you to attend the annual meeting of stockholders of Forum Energy Technologies, Inc. ("FET" or the "Company"), which will be held at 8:00 a.m., Central Daylight Time, on May 8, 2026, at our principal offices located at 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064.

Strong Execution and Momentum in 2025

2025 represented another year of meaningful progress for FET, marked by disciplined execution, strong cash generation, and continued advancement of our strategic priorities. Throughout the year, we delivered solid operational and financial performance despite a mixed market backdrop.

FET's stock price increased 139% in 2025, a performance that is at the top of our peer group and the Russell 2000. We believe it is also reflective of the excellence FET represents. For the full year 2025, FET generated $70 million of operating cash flow and $80 million of free cash flow through strong working capital discipline and operational efficiency. With our robust cash generation, we repurchased 11% of our shares outstanding and reduced our leverage to 1.2 times our 2025 Adjusted EBITDA.

Operationally, we made continued progress toward executing our "Beat-the-Market" strategy. Innovation remained a key differentiator, with nearly 12% of year-end backlog attributable to products introduced in recent years. Our global footprint and exposure to offshore and international markets further supported bookings growth and margin resilience.

During the year, we invited two new members to our Board of Directors, Aron H. Marquez and Mark W. Smith. Their addition reflects our focus on attracting industry leaders who will provide fresh ideas and continue our progress toward diversification. In addition, the Honorable Leslie A. Beyer rejoined our Board after serving our nation as Assistant Secretary of the Interior for Land and Minerals Management at the U.S. Department of Interior

Looking ahead, we believe FET is well positioned for steady growth. Global energy demand continues to drive long-term investment needs, and FET's differentiated technologies play a critical role in improving efficiency and safety for our customers. Our strong backlog, disciplined cost structure, and focus on innovation will provide a solid foundation as we progress through 2026 and look ahead to FET 2030.

Thank you for your continued engagement with FET! Provided immediately following this letter is a deeper look at FET.

Sincerely,

Michael McShane
Chairman of the Board

Forum Energy Technologies at a Glance

Manufacturer with Global Reach



Artificial Lift and Downhole 40% / **Drilling and Completions** 60%
Segment Revenue Mix

International 49% / **United States** 51%
Geographic Revenue Split

Capital Equipment 22% / **Activity Driven Consumables** 78%
Purchase Cycle Revenue Split

Customers include E&P operators who own and process hydrocarbons
Canadian Natural, aramco, ExxonMobil, cnooc

Customers include some of the world's largest oilfield service companies
Baker Hughes, slb, HALLIBURTON, PATTERSON-UTI, DOF Subsea

Core Values



Customer Focused

No one gets hurt

Good place to work

Integrity

FET
Core Values

A Deeper Look at FET



A global manufacturer of value-added solutions that increase the efficiency of energy production.

1

Track Record of Outperformance

2

Capital Returns

3

Poised for Growth

Track Record of Outperformance
Annualized Stock Price Performance

Five Year

(As of market close on December 31, 2020 and December 31, 2025, respectively)

FET — 25%

Russell 2000 — 5%

One Year

(As of market close on December 31, 2024 and December 31, 2025, respectively)

139%

11%

Strong financial growth

Balance sheet fortification

Meaningful capital returns

Capital Returns
FET's Framework

Uses of Cash

1 Share repurchases and accretive acquisitions

2 Build dry powder through net debt reduction

Share Repurchase Execution

(Shares Outstanding in thousands)



12,290

10%

11,097

December 31, 2024   December 31, 2025

Repurchased ~1.4 million shares at less than $25 per share

Substantial Deleveraging Since 2019

($ in millions)



Net Debt = $344

$107

December 31, 2019   December 31, 2025*

Reduced net debt by 69%

*Net debt is calculated as the sum of the Senior Notes due October 2021 (in 2019 only) plus the Senior Secured Bonds due in 2029 (in 2025 only) plus the credit facility and other debt, less cash and cash equivalents; Net debt does not include unamortized debt discount and debt issuance costs

Poised for Growth
"Beat the Market" Strategy

1 **COMPETE IN TARGETED MARKETS**

- ✓ Limited competition
- ✓ Differentiated product offering

2 **UTILIZE COMPETITIVE ADVANTAGES**

- ✓ Manufacturing know-how and intellectual property
- ✓ Recognized brands and industry experts

3 **INNOVATE CONTINUOUSLY**

- ✓ Development of differentiated technology
- ✓ Increase total addressable market

4 **LEVERAGE GLOBAL FOOTPRINT**

- ✓ Rapidly respond to customer demand
- ✓ Efficient and resilient supply chain

Since Strategy Implementation in 2022, Annualized Revenue Per Global Rig is Up 20%

A Deeper Look at FET



A global manufacturer of value-added solutions that increase the efficiency of energy production.

1

Track Record of Outperformance

2

Capital Returns

3

Poised for Growth



FORUM ENERGY TECHNOLOGIES, INC.

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 8, 2026

The annual meeting of stockholders of Forum Energy Technologies, Inc. will be held at 8:00 a.m., Central Daylight Time, on May 8, 2026, at our principal offices located at 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064 for the following purposes:

	Description:	Board Recommendation:
Proposal 1	Election of the three persons named in this proxy statement as directors for terms of three years.	FOR ALL NOMINEES
Proposal 2	Approval, on a non-binding, advisory basis, of the compensation of our named executive officers.	FOR
Proposal 3	Approval of an amendment to our Second Amended and Restated 2016 Stock Incentive Plan to increase the number of shares available for issuance thereunder.	FOR
Proposal 4	Ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2026.	FOR

FET's board of directors has established March 13, 2026, as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting.

We are utilizing the U.S. Securities and Exchange Commission (the "SEC") rules that allow issuers to furnish proxy materials to their stockholders over the Internet. We believe that these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and protecting the environment. On the date hereof, we are mailing to our stockholders proxy materials, including this proxy statement, our annual report on Form 10-K for the year ended December 31, 2025 (the "2025 10-K") and a proxy card, or a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2026 proxy statement and our 2025 10-K. The notice provides instructions on how you can request a paper copy of these documents, if you desire. Stockholders are urged, whether or not they expect to be present at the meeting, to vote their shares as promptly as possible by following the instructions in the Notice of Internet Availability of Proxy Materials or voting instruction form, as applicable. Any person giving a proxy has the power to revoke it at any time, and stockholders present at the meeting may withdraw their proxies and vote in person. If you attend the meeting and desire to vote in person, you may do so even though you have previously submitted your proxy.

By order of the Board of Directors,

John C. Ivascu

John C. Ivascu
Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

March 27, 2026
10344 Sam Houston Park Drive, Suite 300
Houston, Texas 77064

IMPORTANT INFORMATION REGARDING THE ANNUAL MEETING OF STOCKHOLDERS

Registration will begin at 7:30 a.m. Central Daylight Time. Please note that space limitations make it necessary to limit attendance at the meeting to stockholders. Please bring photo identification, such as a driver's license or passport, and if you hold your shares in brokerage accounts, a copy of a brokerage statement reflecting stock ownership as of the record date. Please keep in mind that cameras, recording devices and other electronic devices are not permitted at the meeting. You are invited to attend the meeting in-person.

Table of Contents

Forward-Looking Statements and Website References

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding our environmental and other sustainability plans and goals, made in this document are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2025 Annual Report on Form 10-K. This document includes references to websites, website addresses and materials found on those websites. The content of any websites and materials named, hyperlinked or otherwise referenced in this document are not incorporated by reference into this document or in any other report or document we file with the SEC, and any references to such websites and materials are intended to be inactive textual references only.

FORUM ENERGY TECHNOLOGIES, INC.
10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064

PROXY STATEMENT
FOR
2026 ANNUAL MEETING OF STOCKHOLDERS

This proxy statement is furnished in connection with the solicitation of proxies by our board of directors for use at the 2026 Annual Meeting of Stockholders of Forum Energy Technologies, Inc. to be held on May 8, 2026, or at any adjournment or postponement thereof, at the time and place and for the purposes specified in the accompanying notice of annual meeting. This proxy statement is first being made available to our stockholders on or about March 27, 2026.

We have elected to provide access to our proxy materials over the Internet and are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record instead of mailing printed copies. This process allows us to expedite our stockholders' receipt of proxy materials, lower the costs of printing and mailing the proxy materials and reduce the environmental impact of our annual meeting. If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access the proxy materials for the annual meeting via the Internet, how to request a printed set of proxy materials and how to vote your shares.

If you are a stockholder of record, you may attend the annual meeting and cast your vote there. If you have already voted by Internet, telephone or mail, your vote at the annual meeting will supersede your prior vote. Stockholders of record also have a choice of voting by proxy over the Internet at www.voteproxy.com, by using the toll-free telephone number 1-800-PROXIES (1-800-776-9437) in the United States or 1-201-299-4446 from foreign countries from any touch-tone telephone and following the instructions, as noted on your proxy card or Notice, or by completing a proxy card and mailing it in the postage-paid envelope provided. Please allow sufficient time for delivery of your proxy card if you decide to vote by mail. If you hold your shares in street name (for example, if your shares are held through an account maintained by a bank or securities broker), your ability to vote by Internet or telephone depends on the voting process of the bank, broker or other nominee through which you hold the shares. Please follow their directions carefully. If you want to vote at the meeting, you must request a legal proxy from your bank, broker or other nominee and present that proxy, together with proof of your identity, for entrance to the meeting. All properly executed written proxies delivered pursuant to this solicitation, and not later revoked, will be voted at the annual meeting in accordance with the instructions given in the proxy.

When voting regarding the election of directors, stockholders may vote in favor of all nominees, withhold their votes as to all nominees or withhold their votes as to specific nominees. When voting regarding the approval of the compensation of our named executive officers, the approval of the amendment to our Second Amended and Restated 2016 Stock and Incentive Plan to increase the number of shares available for issuance thereunder, and the ratification of the selection of our independent registered public accounting firm, stockholders may vote for or against the proposal or may abstain from voting. If no choice is indicated, proxies that are signed and returned will be voted as recommended by our board of directors.

All shares of our common stock represented by properly executed and unrevoked proxies will be voted if such proxies are received in time for the meeting.

QUORUM, VOTE REQUIRED AND REVOCATION OF PROXIES

The board of directors has established March 13, 2026 as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting. As of the record date, 11,328,657 shares of common stock were issued and outstanding. Each share of common stock is entitled to one vote upon each matter to be voted on at the meeting. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of common stock entitled to vote at the annual meeting is necessary to constitute a quorum.

The three nominees for director who receive the greatest number of votes cast at the meeting will be elected as directors. If any nominee for director receives a greater number of votes "withheld" than votes "for" such election, our board of directors requires that such person must tender his or her resignation. Cumulative voting is not permitted. Each of the approval of the compensation of our named executive officers on an advisory basis, the amendment to our Second Amended and Restated 2016 Stock and Incentive Plan, and the ratification of the selection of our independent registered public accounting firm is subject to the approval of a majority in voting power of the shares of common stock present in person or by proxy at the meeting and entitled to vote on the matter.

Brokers holding shares of our common stock must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers are not permitted to vote on certain proposals and may elect not to vote on any of the proposals unless you provide voting instructions. Brokers may have the authority to vote shares not voted by customers on certain "routine" matters. Under the New York Stock Exchange ("NYSE") rules, your bank or brokerage firm is prohibited from voting your shares on non-routine items (referred to as a "broker non-vote") if you have not given your bank or brokerage firm voting instructions on that matter. Note that whether a proposal is considered routine or non-routine is subject to NYSE rules and final determination by the stock exchange. Even with respect to routine matters, some banks and brokerage firms are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your bank or brokerage firm how to vote your shares on all proposals to ensure that your vote is counted. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. As a result, we urge you to promptly provide voting instructions to your broker to ensure that your shares are voted on all of the proposals.

Abstentions and broker non-votes are counted as present in determining whether the quorum requirement is satisfied. For purposes of determining the outcome of any question as to which the broker has indicated that it does not have discretionary authority to vote, these shares will be treated as not present with respect to that question, even though those shares are considered present for quorum purposes and may be entitled to vote on other questions. Broker non-votes will not be counted in determining the outcome of the vote on Proposal 1, the election of directors; Proposal 2, the approval of the compensation of our named executive officers on an advisory basis; Proposal 3, the amendment to our Second Amended and Restated 2016 Stock and Incentive Plan; or Proposal 4, the ratification of the selection of our independent registered public accounting firm. Because the three nominees for director who receive the greatest number of votes cast at the meeting will be elected, abstentions will not affect the outcome of the voting on Proposal 1. Because the approval of each of the compensation of our named executive officers on an advisory basis, the amendment of our Second Amended and Restated 2016 Stock and Incentive Plan, and the ratification of the selection of our independent registered public accounting firm requires the approval of a majority in voting power of the shares of common stock present in person or by proxy at the meeting and entitled to vote on the applicable matter, abstentions will have the same effect as votes against Proposals 2, 3 and 4, respectively.

Each stockholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf. Any holder of our common stock has the right to revoke his or her proxy at any time prior to the voting deadline at the annual meeting by: (1) filing a written revocation with the Secretary prior to the voting of such proxy, (2) giving a duly executed proxy bearing a later date, or (3) attending the annual meeting and voting in person. Attendance by a stockholder at the annual meeting will not itself revoke his or her proxy. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee in revoking your previously granted proxy.

If your properly executed proxy does not indicate how you wish to vote your common stock, the persons named on the proxy card will vote as follows:

Proposal 1: "FOR ALL NOMINEES";

Proposal 2: "FOR";

Proposal 3: "FOR"; and

Proposal 4: "FOR".

COST AND METHOD OF PROXY SOLICITATION

FET is making this solicitation and we will bear the cost of the solicitation of proxies. In addition to solicitation by mail, our directors, officers and employees may solicit proxies from stockholders by telephone or facsimile or in person. Proxy materials will be furnished without cost to brokers, dealers and other custodian nominees and fiduciaries to forward to the beneficial owners of shares held in their names.

SECURITY OWNERSHIP

The following table sets forth information as of March 13, 2026 (unless otherwise indicated in the footnotes below) with regard to the beneficial ownership of our common stock by (1) each of our stockholders who is known by us to be a beneficial owner of more than 5% of our common stock, (2) our directors and director nominees and the persons named in the "Summary Compensation Table" below and (3) all of our current executive officers and directors as a group. Unless otherwise indicated, all of such stock is owned directly, and the indicated person or entity has sole voting and investment power.

Name and Address [1]	Number of Shares Beneficially Owned [2]	Percent of Class
Stockholders owning 5% or more:		
BlackRock, Inc. 50 Hudson Yards New York, NY 10001 [3]	732,820	6.5%
The Vanguard Group - 23-1945930 100 Vanguard Blvd. Malvern, PA 19355 [4]	644,603	5.7%
Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One, Austin, TX 78746 [5]	593,136	5.2%
Directors, Director Nominees, and Named Executive Officers:		
Michael McShane	27,468	*
Evelyn M. Angelle [6]	27,215	*
Leslie A. Beyer	—	*
John A. Carrig [7]	73,319	*
Neal A. Lux	347,483	3.1%
Aron H. Marquez	—	*
Louis A. Raspino, Jr.	24,678	*
Paul E. Rowsey III	23,071	*
Mark W. Smith	—	*
D. Lyle Williams	145,455	1.3%
John C. Ivascu	90,512	*
All current executive officers and directors as a group (15 persons)	873,047	7.7%

* Less than 1% of issued and outstanding shares of common stock.

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Forum Energy Technologies, Inc., 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064.

(2) The number of shares beneficially owned by the directors, director nominees and executive officers listed in the table includes shares that may be acquired within 60 days of March 13, 2026 by exercise of stock options or vesting of restricted stock units as follows: Mr. Williams — 2,206 and all current executive officers and directors as a group — 4,455.

(3)   The number of shares reported is as of March 31, 2025 and is based on a Schedule 13G/A filed with the SEC on April 23, 2025 by BlackRock, Inc. The Schedule 13G/A reports sole voting power for 714,845 shares of common stock, shared voting power for no shares of common stock, sole dispositive power for 732,820 shares of common stock and shared dispositive power for no shares of common stock.

(4)   The number of shares reported is as of June 30, 2025 and is based on a Schedule 13G filed with the SEC on July 29, 2025 by The Vanguard Group. The Schedule 13G reports sole voting power for no shares of common stock, shared voting power for 4,629 shares of common stock, sole dispositive power for 635,737 shares of common stock and shared dispositive power for 8,866 shares of common stock.

(5)   The number of shares reported is as of December 31, 2025 and is based on a Schedule 13G filed with the SEC on January 21, 2026 by Dimensional Fund Advisors LP. The Schedule 13G reports sole voting power for 581,712 shares of common stock, shared voting power for no shares of common stock, sole dispositive power for 593,136 shares of common stock and shared dispositive power for no shares of common stock.

(6)   Includes 900 shares of common stock beneficially owned by Ms. Angelle's spouse.

(7)   Includes 50,900 shares held in trust for the benefit of Mr. Carrig's children. Mr. Carrig serves as trustee of the trust and disclaims beneficial ownership of the shares held by the trust.

PROPOSAL 1: ELECTION OF DIRECTORS

As of the date of this proxy statement, the board of directors comprises nine members. These nine members are divided into three classes with three members in Class I, three members in Class II and three members in Class III. Ms. Angelle and Messrs. Carrig and Lux, each a Class II director, were last elected by stockholders at the 2023 Annual Meeting of Stockholders, and their term will expire at this annual meeting. Messrs. McShane and Rowsey, each a Class III director, were last elected by stockholders at the 2024 Annual Meeting of Stockholders, and their term will expire at the 2027 Annual Meeting of Stockholders. Mr. Marquez, also a Class III director, was appointed to the board of directors in June 2025, and his term will expire at the 2027 Annual Meeting. He was appointed by the board of directors, which identified and recommended him in connection with its refreshment and diversification efforts. Mr. Raspino, a Class I director, was elected by stockholders at the 2025 Annual Meeting of Stockholders, and his term will expire at the 2028 Annual Meeting. Mr. Smith, also a Class I director, was appointed to the board of directors in June 2025, and his term will expire at the 2028 Annual Meeting. He was appointed by the board of directors, which identified and recommended him in connection with its refreshment efforts. Ms. Beyer, also a Class I director, was appointed to the board of directors in January 2026, and her term will expire at the 2028 Annual Meeting. She was re-appointed by the board of directors, which identified and recommended her as a director, in connection with its refreshment efforts. There are no family relationships among any of our directors or executive officers. Our board of directors believes that the current number of directors is appropriate for the Company at this time, taking into consideration the Company's size and the broad diversity of skill sets of our directors.

Nominees for Election

The board of directors, upon the recommendation of the Nominating, Governance and Sustainability Committee (the "NG&S Committee"), has nominated for submission to the stockholders Ms. Angelle and Messrs. Carrig and Lux as Class II directors for a term of three years, each to serve until the 2029 Annual Meeting of Stockholders or until his or her successor is elected and qualified. Pursuant to the Company's Corporate Governance Guidelines, which provide that a director shall retire from the board of directors prior to the annual meeting immediately following his or her 75th birthday, Mr. Carrig is expected to retire from the Board prior to the 2027 Annual Meeting, subject to any extensions or waivers approved by a majority of the board of directors.

If any of the nominees becomes unavailable for any reason before being elected and qualified, the board of directors, in its discretion, may designate a substitute nominee. If you have completed your proxy in favor of such unavailable nominee, your vote will be cast for the substitute nominee. Our board of directors has affirmatively determined that Ms. Angelle and Mr. Carrig are each "independent" as that term is defined by the applicable NYSE listing standards. Mr. Lux is not independent given his position as our Chief Executive Officer.

Vote Required and Board Recommendation

If a quorum is present at the annual meeting, the three nominees receiving the greatest number of votes cast "FOR" will be elected as directors. Your board of directors unanimously recommends a vote "FOR ALL NOMINEES" of the aforementioned director nominees.

DIRECTOR QUALIFICATIONS

Each of our directors brings a unique background and skill set to our board of directors, creating a diverse group of leaders with a breadth of experience in a variety of areas, including leadership, and financial, industry and operations expertise.

Skill / Qualification	Importance
Leadership - CEO, CFO, COO / Division President - Public Company Board	Directors with prior experience holding key leadership positions provide us with unique insights. In addition, experience serving on other public company boards of directors is valuable. These people also generally possess leadership qualities and the ability to develop those attributes in others. Their experience developing talent and solving problems in large, complex organizations makes them a valuable asset to our board of directors.
Financial - Capital Markets - Mergers & Acquisitions - Audit & SEC Reporting	Accurate financial reporting and robust auditing are critical to maintain the trust of our stockholders. Five of our directors qualify as audit committee financial experts, if so designated, and all of our directors are financially literate.
Industry - Up-, Mid-, & Downstream - Services Company - Energy Transition	Diverse industry experience equips board members with an understanding of the risks and opportunities associated with different market factors affecting our business, and enhances their knowledge of regulations and key industry players we must consider. In addition, relevant industry experience improves our business strategy as we navigate complex market conditions.
Operations - Manufacturing - International - Information Security - Human Capital	Experience navigating the unique challenges faced by a manufacturing company is particularly beneficial to develop and navigate the Company's strategic course. In addition, having a domestic and international perspective assists us with the global nature of our business. Experience, knowledge, certifications, skills or other background in information security can be valuable in the board's oversight of information security risks and policies. Experience in human capital management, executive compensation, and succession planning equips board members with an understanding of how our Company can develop and retain talent, develop appropriate compensation plans and oversee the management of our employees.
Demographics - Gender - Racial / Ethnic	Our focus on achieving gender and ethnic diversity on the board of directors exemplifies the Company's commitment to diversity throughout the organization. The board of directors is committed to continuing to focus on diversity as board positions become available following a director's retirement in accordance with the Corporate Governance Guidelines.

The following chart shows how each of the key skills and competencies highlighted above are currently represented on the board of directors, and is not intended to be an exhaustive list of skills for each director, but focuses on the primary skills and competencies each director brings.

	Angelle	Beyer	Carrig	Lux	Marquez	McShane	Raspino	Rowsey	Smith
Leadership									
CEO, CFO, COO / Division President	●	●	●	●	●	●	●	●	●
Public Company Board	●	●	●		●	●	●	●	●
Financial									
Capital Markets	●		●	●		●	●	●	●
Mergers & Acquisitions	●	●	●	●	●	●	●	●	●
Audit & SEC Reporting	●		●		●	●	●		●
Industry									
Up-, Mid-, & Downstream			●	●	●	●	●		●
Services Company	●	●		●	●	●	●	●	●
Energy Transition	●	●		●					
Operations									
Manufacturing	●	●		●	●	●	●		●
International	●	●	●	●	●	●	●	●	●
Information Security	●						●		
Human Capital			●	●	●	●	●	●	
Other									
Engineering / Technology		●		●					
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Demographics									
Gender	F	F	M	M	M	M	M	M	M
Racially/Ethnically Diverse					●			●	

OUR DIRECTORS

Set forth below are the names of, and certain information as of March 13, 2026 with respect to, the three nominees for election as Class II directors and the other current members of the board of directors serving in 2026. C. Christopher Gaut, who previously served as a Class I director, retired from the board of directors effective May 8, 2025.

Nominees - Class II Directors

Evelyn M. Angelle – Age: 58, Positions: Audit Committee Chairperson; Nominating, Governance and Sustainability Committee, Member

Ms. Angelle was appointed as a FET director in February 2011 and currently serves as the Chairperson of the Audit Committee and a member of the NG&S Committee. Ms. Angelle also serves as a member of the board of directors, Chairperson of the Audit Committee and member of the Health, Safety and Environment Committee of Bird Construction Inc., a publicly-traded Canadian construction and maintenance company. Ms. Angelle also serves as a member of the Board of Managers and Chair of the Audit Committee of AMP Americas II Parent, LLC, a privately-held renewable natural gas company. Until 2025, Ms. Angelle also served as a member of the Board of Directors and as a member of the Audit Committee of STEP Energy Services, Ltd., a publicly-traded oilfield services company providing specialized coiled tubing and hydraulic fracturing services. She served as Executive Vice President and Chief Financial Officer of BJ Services, a provider of North American land pressure pumping services, from January 2017 to November 2017. From November 2017 to the present, Ms. Angelle has been a private investor and philanthropist. From January 2014 through January 2015, Ms. Angelle served as Senior Vice President – Supply Chain for Halliburton, responsible for global procurement, materials, logistics and manufacturing. From April 2003 to December 2013, Ms. Angelle served in various finance and accounting roles for Halliburton, including Senior Vice President and Chief Accounting Officer, and Vice President of Investor Relations.

Before joining Halliburton in 2003, Ms. Angelle worked for fifteen years in the audit department of Ernst & Young LLP, where she specialized in serving large, multinational public companies and provided technical accounting and consultation services to clients and other professionals. She is a certified public accountant in Texas and a certified management accountant. She is National Association of Corporate Directors ("NACD") Directorship Certified and holds the NACD Certificate in Cyber-Risk Oversight. Ms. Angelle serves on various charitable organizations, including on the board of directors and on the executive committees of Junior Achievement of Southeast Texas and Junior Achievement USA.

The board of directors selected Ms. Angelle because of her professional experience and her particular knowledge in financial, internal controls and public company disclosure compliance. In addition, she brings to the board of directors added judgment about supply chain, investor relations, the financial management of large oilfield service corporations and renewable energy. Furthermore, Ms. Angelle's significant experience championing diversity initiatives provides our board of directors with a valuable perspective on important human capital issues relevant to our Company. She is financially literate and considered by our board of directors to be an audit committee financial expert.

John A. Carrig – Age: 74, Positions: Nominating, Governance and Sustainability Committee, Chairperson; Audit Committee, Member

Mr. Carrig was appointed as a FET director in July 2011 and currently serves as the Chairperson of the NG&S Committee and as a member of the Audit Committee. He retired from ConocoPhillips in March 2011, having most recently served as President and Chief Operating Officer since 2008, where he was responsible for global Exploration and Production, Refining and Marketing, Commercial, Project Development and Procurement and the Health, Safety and Environment functions. Mr. Carrig served as Executive Vice President, Finance, and Chief Financial Officer from 2002 to 2008. Prior to the merger with Conoco Inc. in 2002, Mr. Carrig was with Phillips Petroleum Company, where he was named Senior Vice President and Chief Financial Officer in 2001. In 2000, he joined Phillips' management committee as Senior Vice President and Treasurer. From 1996 to 2000, he was Vice President and Treasurer. Mr. Carrig served as Treasurer in 1995 and Assistant Treasurer in 1994. He joined Phillips in 1978 as a tax attorney. He has been a private investor and engaged in charitable endeavors since his retirement from ConocoPhillips. Mr. Carrig served on the board of directors of WPX Energy, Inc., a public oil, natural gas and natural gas liquids producer, prior to its merger with Devon Energy in January 2021.

The board of directors selected Mr. Carrig because of the length and breadth of his experience in the oil and gas industry, the perspective he brings as a result of his long service as an executive of a major public company with global reach and his strategic, financial and management acumen. In addition, Mr. Carrig brings valuable insight as a result of his long history as a customer for oilfield equipment and services companies. As a result of his significant professional experience and particular knowledge in finance, accounting, treasury and tax, he is financially literate and considered by our board of directors to be an audit committee financial expert.

Neal A. Lux – Age: 50, Positions: President and Chief Executive Officer

Mr. Lux was appointed as President and Chief Executive Officer of FET and a member of our board of directors in February 2022. Mr. Lux previously served as FET's Executive Vice President and Chief Operating Officer from December 2020 to February 2022. From January 2009 to December 2020, Mr. Lux held various operations roles of increasing responsibility with FET and its subsidiaries, including Executive Vice President – Operations; Senior Vice President - Completions; Managing Director – Global Tubing; and President – Global Tubing. He holds a B.S. in Industrial Engineering from Purdue University.

The board of directors selected Mr. Lux because of the length and breadth of his experience in the oil and gas industry, and the perspectives he brings as a result of his long service with the Company in a variety of leadership roles; operational and financial expertise in the oil and gas industry; and knowledge of the demands and expectations of our customers, employees and other stakeholders.

Class I Directors

Leslie A. Beyer – Age: 50, Positions: Nominating, Governance and Sustainability Committee, Member; Compensation & Human Capital Committee, Member

Ms. Beyer was appointed as a FET director in January 2026 and currently serves as a member of the NG&S Committee and Compensation & Human Capital Committee. She previously served as a FET director from December 2023 to September 2025. In September 2025, Ms. Beyer was appointed and confirmed by the U.S. Senate to serve as Assistant Secretary of Land and Minerals Management at the U.S. Department of the Interior, at which point she retired from service as an FET director. Ms. Beyer previously served as a member of the board of directors of NexTier Energy, an integrated completions provider, from February 2023 until its merger with Patterson-UTI in September 2023. She also served on the board of directors of Patterson-UTI Energy, a provider of drilling and completion services to oil and natural gas exploration and production companies in the U.S. and other select countries, a position she held from September 2023 until September 2025. From 2014 to 2023, she served as the Chief Executive Officer of the Energy Workforce & Technology Council (the "EWTC"), the global energy technology and services association representing over 650,000 jobs in the energy workforce. She is a frequent speaker on issues facing the energy industry, including the global energy market, regulatory environment and energy expansion. Ms. Beyer has been an advocate for the energy services sector testifying before Congress and frequently appearing on national media outlets. She also previously served on the Advisory Board of Veriten, an energy advisory firm, and as an Advisory Board member at the University of North Carolina Kenan-Flagler Business School Energy Department. In her early career, Ms. Beyer distinguished herself in Washington, D.C. serving in policy and public affairs roles in the U.S. Senate, Presidential campaigns, The White House Executive Office of the President and U.S. State Department. After government service, Ms. Beyer began a career in advocacy as Director, Member and Board Relations with the National Association of Manufacturers..

The board of directors selected Ms. Beyer because of her knowledge of the energy services sector; significant public policy, government and energy advocacy experience; and service as a board member of other public companies. Ms. Beyer has an entrepreneurial mindset and is a recognized leader in diversity and new energy solutions development.

Louis A. Raspino, Jr. – Age: 73, Positions: Compensation and Human Capital Committee, Chairperson

Mr. Raspino was elected as a FET director in January 2012 and currently serves as the Chairperson of the Compensation and Human Capital Committee. He also currently serves as a director, audit committee member, and compensation committee Chairperson of Tidewater Inc., a public owner and operator of offshore support vessels in the energy industry. In addition, he serves as a director and member of the compensation committee, investment committee and finance committee, and audit committee Chairperson, of American Bureau of Shipping, a private ship classification company. He served as Chairman of Clarion Offshore Partners, LLC, a Blackstone affiliate, from October 2015 to October 2017. Mr. Raspino has been a private investor and consultant from June 2011 to the present. He was named President, Chief Executive Officer and a director of Pride International, Inc., a contract drilling company, in June 2005 and served in that capacity until its acquisition by Ensco plc in May 2011. Mr. Raspino joined Pride International in December 2003 as Executive Vice President and Chief Financial Officer. From July 2001 until December 2003, he served as Senior Vice President, Finance and Chief Financial Officer of Grant Prideco, Inc. From February 1999 until March 2001, he held various senior financial positions, including Vice President of Finance for Halliburton Company. From October 1997 until July 1998, he was a Senior Vice President at Burlington Resources, Inc. From 1978, until its merger with Burlington Resources in 1997, he held a variety of positions of increasing responsibility at Louisiana Land and Exploration Company, most recently as Senior Vice President, Finance and Administration and Chief Financial Officer. Mr. Raspino holds a certificate in cybersecurity.

The board of directors selected Mr. Raspino because of his significant experience as an executive officer of other energy companies; service as a member of other boards of directors; operational, strategic and financial expertise in the oil and gas business; financial literacy and status as an audit committee financial expert. In addition, in connection with his service as a senior executive officer, Mr. Raspino oversaw the implementation of programs designed to promote equality and to develop a culture of inclusiveness.

Mark W. Smith – Age: 55, Positions: Audit Committee; Member; Compensation and Human Capital Committee, Member

Mr. Smith was appointed as a FET director in June 2025 and currently serves as a member of the Audit Committee and the Compensation & Human Capital Committee. He also serves as a member of the board of directors and as audit committee chairperson of Powell Industries, a publicly traded manufacturer of custom-engineered equipment and systems that distribute, control and monitor electrical energy. Mr. Smith has over thirty years of experience, with fifteen years in distributed, industrialized services supporting the energy industry, and fifteen years in auditing and consulting in the United States and internationally. He served as Chief Financial Officer of Helmerich and Payne (H&P), a U.S. land drilling contractor, from June 2018 until his retirement in August 2024. Mr. Smith acted as a Senior Advisor to H&P's executive team from August 2024 through December 2024. In his role as Chief Financial Officer, Mr. Smith was responsible for Finance and Treasury, Investor Relations, Risk Management, Accounting, Tax and Supply Chain. Prior to joining H&P, from 2009 until its merger in 2017, Mr. Smith served in several leadership positions, including Vice President of Corporate Services, Chief Accounting Officer, and ultimately Chief Financial Officer for Atwood Oceanics, an international offshore drilling company. From 1993 to 2009, Mr. Smith held various auditing and consulting professional services roles, including with Arthur Andersen and PricewaterhouseCoopers. During that time, he led attestations for public audit clients and consulted on organizational structure and process efficiency for administrative functions. Mr. Smith is a Certified Public Accountant and earned a Bachelor of Business Administration and Master of Business Administration from Baylor University.

The board of directors selected Mr. Smith to serve as a director because of his significant professional experience leading large finance and accounting organizations, and overseeing attestations for international publicly traded companies. In addition, Mr. Smith possesses extensive knowledge of the oil and gas industry, particularly oilfield services. He is financially literate and considered by our board of directors to be an audit committee financial expert.

Class III Directors

Aron H. Marquez – Age: 43, Positions: Compensation and Human Capital Committee, Member; Nominating, Governance and Sustainability Committee, Member

Mr. Marquez was appointed as a FET director in June 2025 and currently serves as a member of the Compensation & Human Capital Committee and Nominating, Governance and Sustainability Committee. He also currently serves as Executive Chairman of Wildcat Oil Tools, LLC, an international oil field services and technology company. Mr. Marquez founded Wildcat Oil Tools in 2012 and served as its Chief Executive Officer until becoming the company's Executive Chairman in January 2023. In 2009, Mr. Marquez founded St. Andrews Royalties LLC, an oil and gas royalty company, for which he serves as President. Prior to founding these companies, Mr. Marquez held various roles from 2004 to 2009 at Nabors Industries, including District Manager overseeing the company's well servicing operations in West Texas and New Mexico. In 2019, Mr. Marquez founded Flecha Azul Tequila LLC, a premium tequila company, and continues to be active in the company's management following its expansion through a joint venture with industry professionals in 2021. Mr. Marquez is also the co-founder of Free Rein Coffee Co., a premium coffee that is sold nationwide and expanding internationally. He serves on the the First Tee of West Texas board of directors. Mr. Marquez previously served on the Midland Community Hospital Advisors Board, and the board of directors of the Midland YMCA and the United Way of Odessa. Mr. Marquez holds a Bachelor of Arts in Organizational Leadership degree from the University of Oklahoma.

The board of directors selected Mr. Marquez to serve as a director because of his senior executive level experience, particularly as Chief Executive Officer. In addition, his service as a member of other public company boards of directors; entrepreneurial mindset; and operations expertise make him well suited to serve as an FET director.

Michael McShane – Age: 71, Positions: Chairman of the Board; Compensation and Human Capital Committee, Member

Mr. McShane was appointed as a FET director in September 2010 and currently serves as a member of the Compensation and Human Capital Committee and Chairman of the Board. He is also currently Chairman of the Board of NCS Multistage, a public provider of various downhole completion tools and technologies, a position he has held since 2012. Mr. McShane formerly served as an Operating Partner to Advent International, an international private equity fund, a role he held from September 2009 through 2018. Mr. McShane was a director of Spectra Energy Corp, a natural gas infrastructure company, from April 2008 until February 2017; and served as a director of Enbridge, Inc., an energy infrastructure company, following the completion of Enbridge's acquisition of Spectra Energy Corp in February 2017 until October 2018. He was also a director of Complete Production Services, Inc., a provider of specialized oil and gas completion and production services, from March 2007 until February 2012 and served as a director of Superior Energy Services, Inc., a provider of specialized oilfield services and equipment, from the completion of Superior Energy Services' acquisition of Complete Production Services in February 2012 until February 2021. Mr. McShane also previously served as a director of Oasis Petroleum Inc., a public exploration and production company, from May 2010 until November 2020.

Mr. McShane served as a director, and President and Chief Executive Officer, of Grant Prideco, Inc., a manufacturer and supplier of oilfield drill pipe and other drill stem products, from June 2002 until April 2008, having also served as Chairman of the Board from May 2003 through April 2008. Prior to joining Grant Prideco, Mr. McShane was Senior Vice President — Finance and Chief Financial Officer and director of BJ Services Company, a provider of pressure pumping, cementing, stimulation and coiled tubing services for oil and gas operators, from 1990 to June 2002, and Vice President — Finance from 1987 to 1990 while BJ Services was a division of Baker Hughes Incorporated. Mr. McShane joined BJ Services in 1987 from Reed Tool Company, where he was employed for seven years in various financial management positions.

The board of directors selected Mr. McShane because of his expansive knowledge of the oil and gas industry, as well as his relationships with chief executives and other senior management at oil and natural gas companies, and oilfield service companies throughout the world. Mr. McShane is financially literate and qualifies as an audit committee financial expert. He brings to the board of directors his experience as a senior leader and chief financial officer within the oilfield services industry, as well as his leadership as chairman and chief executive officer of a leading North American drill bit technology and drill pipe manufacturer. In addition, Mr. McShane's service on the board of directors of other listed companies informs his ability to act as our Lead Independent Director. Mr. McShane also provides the board of directors with a producer perspective that is valuable in strategic discussions.

Paul E. Rowsey III – Age: 71, Positions: Compensation and Human Capital Committee, Member; Audit Committee, Member

Mr. Rowsey was appointed as a FET director in November 2021 and currently serves as a member of the Audit Committee, and the Compensation and Human Capital Committee. He is the founder and Chairman of E2M Partners, LLC, a sponsor and manager of private real estate equity funds, a role he has held since November 2004, and previously served as the managing partner. He also serves as a member of the board of directors and chair of the audit committee of Invesco Real Estate Income Truest Inc., a public, commercial real estate REIT. Mr. Rowsey is the former Executive Chairman of the Board of JLB Partners, a national developer, builder and manager of Class A multi-family assets in select markets in the United States. He previously served as Non-Executive Chairman of Valaris plc, a publicly traded offshore driller contractor, and its predecessor, Ensco plc. Mr. Rowsey was also formerly the President and Chief Executive Officer of Compatriot Capital from May 2011 to September 2017. He brings a wealth of experience overseeing sustainability and human capital matters to our board of directors as a result of his service on the Board of Trustees of a public school system, work with Cherokee Nation officials to improve educational opportunities for Native Americans, and direct work as a private company board member to address racial and gender initiatives. Mr. Rowsey is a graduate of Duke University and Southern Methodist University School of Law, and he is a citizen of the Cherokee Nation.

The board of directors selected Mr. Rowsey because of his extensive knowledge of the oil and gas industry; his expertise in financial, business and legal matters, including his experience as the President and Chief Executive Officer of Compatriot Capital, Inc.; his experience as the founder and the managing partner of E2M Partners; his extensive negotiating experience in complex business transactions; and his general business acumen. He is financially literate.

DIRECTOR COMPENSATION

The Compensation and Human Capital Committee periodically engages Meridian Compensation Partners, LLC ("Meridian"), its independent compensation consultant, to conduct a market-based director compensation study. In December 2025, the study prepared by Meridian indicated that total non-executive director compensation was positioned competitively with the applicable market median. After considering this and other factors, the Compensation and Human Capital Committee determined that it was appropriate not to recommend any changes to the level of non-employee director compensation for 2025. Accordingly, the 2025 non-employee director compensation program consisted of the following retainers:

	Retainer ($)
Annual Retainer	70,000
Chairman of the Board Fee	100,000
Lead Independent Director Fee	20,000
Committee Retainers:	
Chairperson of the Audit Committee	20,000
Other Members of the Audit Committee	10,000
Chairperson of the Compensation and Human Capital Committee	15,000
Other Members of the Compensation and Human Capital Committee	7,500
Chairperson of the NG&S Committee *	10,000
Other Members of the NG&S Committee	5,000

*For 2026, this retainer was increased to $12,000.

For 2025, the board of directors provided $70,000 of the Annual Retainer in cash and $150,000 in the form of an award of restricted stock or restricted stock units ("RSUs"), as elected by the director, to further align each director's interests with those of our other stockholders. Such awards vest in full on the first anniversary of the date of grant, and directors receiving RSUs may elect to defer settlement of all or a portion of such awards through their separation from service or the earlier of their separation from service and an elected year of settlement. In accordance with non-employee director program, on March 5, 2025, each non-employee director then-serving (other than Mr. Gaut and Ms. Beyer) received a grant of 8,557 shares of restricted stock or 8,557 RSUs, and each of Messrs. Marquez and Smith received a grant of 3,855 shares of restricted stock following their appointments on June 13, 2025, reflecting a pro-rated equity grant of approximately $75,000.

All of our directors remain subject to our Stock Ownership Requirements Policy, which requires them to hold at least $210,000 of the Company's common stock or other eligible forms of beneficial ownership. As of December 31, 2025, all of our directors were in compliance with the Stock Ownership Requirements Policy or within the five-year grace period afforded by the policy for them to obtain compliance. Pursuant to the Stock Ownership Requirements Policy, if a director has satisfied the policy's requirements on a prior determination date, a decrease in the applicable closing stock price following such date does not cause a director to be non-compliant with the policy. The board of directors evaluates each director's stock ownership levels on an annual basis and utilizes the prior year's average stock price for purposes of measuring the value of a director's stock ownership under the Stock Ownership Requirements Policy.

The following table provides information on FET's compensation for non-executive directors in 2025. Mr. Lux does not receive any additional compensation for his service as director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	All Other Compensation ($)	Total ($)
Evelyn M. Angelle	95,000	150,004	—	245,004
Leslie A. Beyer [2]	174,375	—	—	174,375
John A. Carrig	90,000	150,004	—	240,004
C. Christopher Gaut [3]	105,000	—	5,864	110,864
Aron H. Marquez [4]	41,250	75,018	—	116,268
Michael McShane	157,500	150,004	—	307,504
Louis A. Raspino, Jr.	85,000	150,004	—	235,004
Paul E. Rowsey III	87,500	150,004	—	237,504
Mark W. Smith [4]	43,750	75,018	—	118,768

(1) The amounts in this column reflect the grant date fair value of grants of restricted stock and RSUs, as determined in accordance with FASB Accounting Standards Codification Topic 718. The grant date fair value of shares of restricted stock and RSUs issued in 2025 was $17.53 (for the awards granted on March 5, 2025) or $19.46 (for the awards granted on June 13, 2025) per unit based on the closing price of a share of our common stock on the date of grant. For additional information, see Note 14 to our consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2025. As of December 31, 2025, (i) each of Ms. Angelle, Mr. McShane, Mr. Raspino and Mr. Rowsey held 8,557 shares of restricted stock; (ii) each of Mr. Marquez and Mr. Smith held 3,855 shares of restricted stock; (iii) Ms. Angelle held 1,600 vested but unsettled RSUs that are subject to deferred settlement (on the earlier of (A) 10 years following the date of grant or (B) separation from service; and, (iv) Mr. Carrig held 8,557 unvested RSUs and 11,889 vested but unsettled RSUs that are subject to deferred settlement.

(2) On September 18, 2025, Ms. Beyer resigned as a director in connection with her confirmation as Assistant Secretary of the Interior for Lands and Minerals Management at the U.S. Department of the Interior. Ms. Beyer was reappointed as a director effective January 12, 2026 following her retirement from her federal government service.

(3) Mr. Gaut retired as a director effective May 8, 2025.

(4) Messrs. Marquez and Smith were appointed as directors effective June 13, 2025.

CORPORATE GOVERNANCE

We are committed to adhering to sound principles of ethical conduct and good corporate governance and pay practices. We believe that our practices reflect good compensation, governance and market practice.

Core Values. Our Core Values of No One Gets Hurt, Integrity, Customer Focus and Good Place to Work are the foundation of our Company's culture. It is the belief of our board of directors and management that by adhering to these values we are able to protect the Company's reputation and maximize stockholder value. Our Core Values are meant to inform the way that we do business, establish the framework for our governance programs and dictate the way management is expected to interact internally and externally.

Board of Directors. The board of directors is responsible for oversight of our business and affairs. To assist it in carrying out its duties, the board of directors has delegated certain authority to our Audit Committee, Compensation and Human Capital Committee, and NG&S Committee. The board of directors also delegated, and may in the future delegate, certain authority to other committees from time to time. During 2025, the board of directors held four meetings. Each director attended at least 90% of the aggregate total number of meetings of the board of directors and committees on which he or she served. Directors are expected to attend all meetings of the board of directors and committees on which they serve, and to spend as much time and meet as frequently as necessary to properly discharge their responsibilities. In addition, directors are encouraged to attend annual meetings of our stockholders. Each of our then-serving directors attended the 2025 Annual Meeting of Stockholders.

Board Culture. The board of directors has established and continues to focus on developing a culture that results in the arrival at decisions through meaningful and robust discussion, where all views are considered and readily challenged. It is the belief of our board of directors that a strong culture affects all facets of the organization. The directors also strive to hold management to the highest standards and challenge them to maximize stockholder value and maintain adherence to our Core Values.

Code of Conduct. Our board of directors has adopted a Code of Conduct (the "Code of Conduct"), which applies to all of our directors, officers, employees and others working on FET's behalf. The Code of Conduct describes the responsibility of these individuals to comply with the legal and ethical requirements governing our business conduct, including:

- Protecting our assets and those of our customers;

- Fostering a safe and healthy work environment;

- Dealing fairly with customers and other third parties;

- Conducting international business properly;

- Reporting misconduct;

- Guarding employees from harassment and retaliation; and

- Environmental, social and governance matters.

On an annual basis, specifically identified employees are requested to complete a questionnaire. The questionnaire is designed to audit internal compliance with the Company's Code of Conduct. All questionnaire responses are reviewed and investigated by a committee under the supervision of our General Counsel. The Code of Conduct is supplemented by our other corporate policies, including our Financial Code of Ethics, which sets forth the ethical principles by which our principal executive officer ("CEO"), principal financial officer ("CFO"), principal accounting officer ("PAO"), controllers and other senior financial and accounting officers are expected to conduct themselves when carrying out their duties and responsibilities.

Any waivers to our Code of Conduct or Financial Code of Ethics can only be made by the board of directors or a committee thereof. Any amendment to, or waiver from, a provision of the Code of Conduct or Financial Code of Ethics that (i) applies to our CEO, CFO, PAO, controllers or other persons performing similar functions to the foregoing, and (ii) relates to any element of the code of ethics definitions, as enumerated in Item 406(b) of SEC Regulation S-K will be posted on the Company's website at *www.f-e-t.com* within four business days following the date of the amendment or waiver. There have been no waivers of the Code of Conduct or Financial Code of Ethics.

Directors, officers and specifically identified employees are required to annually certify that they have read, understand and will comply with the Code of Conduct. The Code of Conduct and the Financial Code of Ethics are available on our website at *www.f-e-t.com* under "Corporate Governance" in the "Investors" section.

Executive and Director Stock Ownership Requirements. To further align the interests of our directors and executive officers with the long-term interests of stockholders, our Stock Ownership Requirements Policy requires our executive officers and non-executive directors to own shares equal to specified amounts of our common stock, set at a multiple of the directors' base annual cash retainer or the officers' base annual salary, in each case, in effect as of January 1 of each applicable year. Targets are based on multiples of annual retainer or base salary. The ownership levels required under the Stock Ownership Requirements Policy are as follows:

Role	Multiple
CEO	5x
Non-executive director	3x
Executive Vice President	2x
Senior Vice President	1x

All directors are expected to reach the requisite level of target ownership within five years of joining our board of directors in an individual capacity (other than pursuant to an agreement with a stockholder of the Company) and officers are expected to reach this level of target ownership within the later of five years after becoming subject to the policy, or three years after a promotion to a higher target multiple. Fully vested shares of stock, restricted stock, RSUs (including deferred stock units), earned but unvested performance shares and certain shares owned by key stockholders affiliated with such directors are counted in satisfying the stock ownership guidelines. Shares issuable upon exercise of unexercised stock options and SARs and unearned performance shares are not counted. An officer who is not in compliance with the policy may only sell shares to pay the applicable taxes related to an award of restricted stock or restricted stock units, the value of which does not exceed such tax liability, or to pay the exercise price or applicable taxes upon the exercise of stock options, and must retain shares received upon exercise net of shares sold to cover the exercise price or taxes, as applicable. Each of our directors and named executive officers satisfies the stock ownership requirements set forth in the policy or are within the three- or five-year grace period. Pursuant to the Stock Ownership Requirements Policy, if an executive or director has satisfied the policy's requirements on a prior determination date, a decrease in the applicable closing stock price following such date is not considered to result in non-compliance on a subsequent determination date. Given the significant value of shares required to be held, we believe the policy is effective in aligning the interests of our directors and named executive officers with those of our stockholders without imposing a minimum holding period after vesting.

Clawback Policies. In addition to the recoupment provisions of our short-term cash incentive compensation program and our stock incentive plan, we maintain a clawback policy that is intended to comply with the requirements of NYSE Listing Standard 303A.14 implementing Rule 10D-1 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). In the event FET is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, FET will recover the excess incentive-based compensation received by any covered executive, including our named executive officers, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements. In addition, we have an existing clawback policy pursuant to which cash and equity awards to executive officers are subject to recoupment or clawback tied to a financial restatement resulting from fraud or willful misconduct.

Corporate Governance Guidelines. The board of directors is committed to sound principles of corporate governance and has established Corporate Governance Guidelines (the "Corporate Governance Guidelines") that it believes are consistent with our Core Values, and that assist the board of directors in effectively exercising its responsibilities. The Corporate Governance Guidelines provide a framework for our company's governance and the board of director's activities, covering such matters as director independence, director orientation and continuing education, director responsibilities, director access to independent advisers and management, annual evaluations of the board of directors and its committees, and other corporate governance practices and principles. Our board of directors periodically, and at least annually, reviews and, as appropriate, revises the Corporate Governance Guidelines to confirm that they reflect the board of director's corporate governance objectives and commitments. The Corporate Governance Guidelines are available on our website at www.f-e-t.com under "Corporate Governance" in the "Investors" section.

❖ Eight of our nine current directors are independent. Mr. Lux does not qualify as an independent director given his service as our current President and Chief Executive Officer.

❖ Three directors have been formally designated by our board of directors as audit committee financial experts, two other directors would qualify as such, if so designated, and all of our directors would qualify as financially literate, if so designated.

❖ We have five directors who have served or are serving as a Chief Executive Officer and five directors who have served as a Chief Financial Officer.

❖ We believe our board of directors encompasses a diverse mix of perspectives, experiences, geography, gender, and race/ethnicity. To that end, two of our directors are female (one of whom chairs our Audit Committee) and two of our directors are racially/ethnically diverse. As of March 13, 2026, 50% of our non-executive board member seats were held by individuals of under-represented categories on public company boards.

Director Independence. Our Corporate Governance Guidelines provide that a majority of the members of the board of directors and all of the members of the Audit Committee and the Compensation and Human Capital Committee must qualify as "independent directors" in accordance with the NYSE listing standards. In addition, it is the policy of the board of directors that all Audit Committee members also satisfy the criteria for independence under applicable provisions of the Exchange Act and applicable SEC rules. No director is considered independent unless the board of directors affirmatively determines that he or she has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. The NYSE listing standards include objective tests that can disqualify a director from being treated as independent, as well as a subjective element, under which the board of directors must affirmatively determine that each independent director has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. The board of directors considers all facts and circumstances it deems relevant in making independence determinations.

Our board of directors has affirmatively determined that eight of our directors (Mses. Angelle and Beyer, and Messrs. Carrig, Marquez, McShane, Raspino, Rowsey and Smith) qualify as "independent directors" in accordance with the listing standards of the NYSE and that each member of the Audit Committee and the Compensation and Human Capital Committee qualifies as "independent" under the heightened NYSE independence standards for members of those committees and applicable SEC rules. Mr. Lux does not qualify as independent given his current service as our President and Chief Executive Officer.

In making its subjective determination that each such director is independent, the board of directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to our company and management. The board of directors considered the transactions in the context of the NYSE's listing standards, our Corporate Governance Guidelines, and the additional standards established for members of audit committees and compensation committees.

During 2025, FET did not use corporate funds for the purpose of political advocacy or campaign contributions. Corporate funds were also not directed to trade organizations with the intent to influence legislation.

Board Leadership Structure. Our bylaws give the board of directors the flexibility to determine whether the roles of Chairman of the Board and Chief Executive Officer should be combined or separate. The roles of Chief Executive Officer and Chairman are currently separate, with Mr. McShane serving as Chairman of the Board, and Mr. Lux serving as our current President and Chief Executive Officer. The board of directors currently believes separating these roles allows Mr.

Lux to focus on the day-to-day-management of the business and on executing our strategic priorities, while also allowing the Chairman of the Board to focus on providing guidance to our Chief Executive Officer, driving accountability at the Board level, and setting the agenda for Board meetings. The board of directors believes that its programs for overseeing risk, as described under "Risk Oversight," would be effective under a variety of leadership frameworks. Accordingly, the risk oversight function of the board of directors did not significantly impact its selection of the current leadership structure.

Executive Sessions. The non-management directors meet regularly in executive session without management participation before and/or after regularly scheduled board of directors meetings. In addition, our Corporate Governance Guidelines provide that, if the group of non-management directors includes a director who is not independent under NYSE listing standards, the independent directors will meet in executive session at least once annually. As Chairman of the Board, Mr. McShane presides over these meetings of the independent directors. In 2025, our board of directors held at least one executive session at each of its regularly scheduled meetings.

Board's Role in Risk Oversight. Our board of directors is actively involved in oversight of risks that could affect us and in making regular assessments of risk a priority. This oversight function is conducted primarily through committees of our board of directors, but the full board of directors retains responsibility for the general oversight of risks, including strategic risks. The risks described in this section include those formally monitored at a board of directors or committee level but do not represent a complete list of all areas that are considered and addressed from time to time by the board of directors and its committees. For more information on risks that affect our business, please see our most recent Annual Report on Form 10-K and other filings we make with the SEC. The Audit Committee is charged with oversight of our system of internal controls and risks relating to financial reporting, regulatory and accounting compliance, and litigation. Similarly, the Compensation and Human Capital Committee, and Nominating, Governance and Sustainability Committee, provides oversight of risk is areas delegated by the Board, including compensatory practices and governance. Our board of directors satisfies its oversight responsibility by receiving thorough reports from the chairperson of each Committee regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for the oversight of particular risks. Management has established an enterprise risk management process that includes key leaders within the organization and that is reviewed on an annual basis by the Audit Committee to provide for consistency of risk considerations in making business decisions. Under this framework, management assesses the likelihood and potential impacts of risks within the next three years, and annually reassesses the risk environment. As part of the process that has been implemented, risks impacting the Company, including risks related to human capital, financing, intellectual property and technology, supply chain, macroeconomics, and environmental, social and governance matters, are taken into consideration and presented to the Audit Committee. In addition, we have an independent internal audit department reporting directly to the Audit Committee that reviews adherence to established policies, procedures and accounting controls.

The Compensation and Human Capital Committee oversees risks related to our compensation programs and management retention matters. An independent compensation consultant is under retainer by the committee to review compensation and regulatory risks and trends.

The NG&S Committee oversees the composition and leadership structure of the board of directors; corporate governance risks; our sustainability disclosures; information technology matters, including our cybersecurity program; and our overall risk management framework. With the NG&S Committee's oversight, we developed a Sustainability Report. These disclosures are published on our website at https://f-e-t.com/sustainability/. The inclusion of information in our Sustainability Report should not be construed as a characterization of the materiality or financial impact of that information with respect to us or for purposes of any of our SEC filings. The Company has a Chief Compliance Officer who reports functionally directly to the Chief Executive Officer. Responsibilities of the Chief Compliance Officer include quarterly presentations to the Audit Committee regarding regulatory compliance, litigation, and allegations of misconduct and presentations to the board of directors regarding certain litigation, regulatory and other material matters. The General Counsel and Chief Compliance Officer also provides quarterly reports to the Board of Directors regarding material risks to the Company.

Information Security. Maintaining and protecting the Company's information and trade secrets is of utmost importance. Our board of directors has delegated the primary responsibility to oversee cybersecurity matters to the Audit Committee. The Audit Committee regularly reviews the measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. As part of such reviews, the Audit Committee receives reports and presentations from members of our team responsible for overseeing the Company's cybersecurity risk management, including senior members of our IT, Finance and Accounting, and Legal teams. We also regularly engage consultants to assist with assessing, identifying, and managing cybersecurity risks and optimize infrastructure. Our internal cybersecurity team conducts periodic security awareness training for employees. The Company maintains cybersecurity insurance to defray costs associated with an information security breach. There have been no information security breaches in the past three years that have had a material effect on our business strategy, results of operations or financial condition. For more information on our cybersecurity risk management, strategy and governance, see "Item 1C. Cybersecurity" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Accounting and Auditing Concerns. The Audit Committee has established procedures to receive, retain and treat complaints regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Communication with the Board. Stockholders and other interested parties may make their concerns known confidentially to the board of directors as a group or the non-management directors as a group or individually (including to the Lead Independent Director) by submitting a communication in an envelope addressed to the "Board of Directors," a specifically named non-management director or the "Non-Management Directors" as a group, in care of: John C. Ivascu, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064. All such communications will be conveyed to the Chairman of the Board, the full board of directors, the specified non-management director or the non-management directors as a group, as applicable.

Trading, Hedging and Pledging Matters. We have adopted an insider trading policy (the "Insider Trading Policy") that governs the purchase and sale of, and other transactions in, our securities and that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and the listing standards applicable to the Company. Our Insider Trading Policy applies to all directors, officers, and employees of the Company who receive or are aware of material, non-public information regarding (i) the Company and (ii) any other company with publicly-traded securities, including the Company's customers, joint-venture or strategic partners, competitors, vendors and suppliers, obtained in the course of employment by or in association with the Company. Our Insider Trading Policy prohibits all directors, officers and employees from engaging in short-term (i.e., short-swing trading) or speculative transactions involving Company stock. Our Insider Trading Policy prohibits the purchase or sale of puts, calls, options and other derivative securities based on Company stock. Our Insider Trading Policy also prohibits short sales, margin accounts, hedging transactions, pledging of Company stock as collateral and, with the exception of Rule 10b5-1 trading plans as noted below, standing orders placed with brokers to sell or purchase Company stock. Our Insider Trading Policy prohibits our directors, officers and employees from purchasing or selling Company stock while in possession of material, non-public information. As such, and in addition to our pre-clearance procedures, our directors, executive officers and certain other employees may only buy or sell Company securities in the public market during specified periods approved by the General Counsel. However, we do permit our directors and employees to adopt and use Rule 10b5-1 trading plans. This allows directors, officers and employees to sell and diversify their holdings in Company stock over a designated period by adopting pre-arranged stock trading plans at a time when they are not aware of material non-public information concerning the Company, and thereafter sell shares of Company stock in accordance with the terms of their stock trading plans. A copy of the Insider Trading Policy was filed as Exhibit 19.1 to our 2025 10-K.

Sustainability Commitments.

In addition to receiving regular reports regarding the Company's overall safety performance and the actions being taken to achieve the highest level of safety for our employees and customers, the NG&S Committee oversees the Company's environmental programs and policies. We believe our environmental programs and policies are appropriate for our size, maturity as a publicly traded company and financial capacity. We regularly assess the size and adequacy of our environmental program. We have allocated additional resources to provide a greater level of focus on the improvement of our environmental initiatives. Through these additional resources, we have focused our attention on the Company's carbon footprint, continued compliance in jurisdictions where we operate and the implementation of environmental programs. We have established an enterprise level environmental policy and we continue to encourage our suppliers to place greater emphasis in this area.

In 2025, there were no reportable spills of hazardous waste as defined by the Environmental Protection Agency's regulations. In 2025, we published our Sustainability Report covering fiscal year 2024. We are not an "extractive company" and, therefore, do not make payments to governments to unlock wealth from the ground.

As we look ahead, we believe the development of technology that can be utilized by our customers will provide the greatest positive impact on the environment. FET currently manufactures products and equipment, that can improve the energy efficiency and lower the carbon footprint of our customers. In addition, we are taking steps to invest in technologies that further achieve the goal of reducing methane and other greenhouse gas emissions.

The safety of our employees and customers is our first priority. It is our goal that "No One Gets Hurt," which is one of our Core Values. Each of our employees is empowered to request a "Stop Work" in the event that they observe an unsafe working environment. In order to further enhance our safety program, we initiated a system to track near-misses and first-aid incidents. In addition, we continue to include safety as a performance measure in our short-term incentive plan in order to further incentivize safe conduct. In 2025, we achieved a Total Recordable Incident Rate ("TRIR") of 0.98 and Perfect Days of 73%. Perfect Days are defined under the plan as those days without a recordable, first aid or environmental incident; property damage; or a motor vehicle accident. The percentage of Perfect Days is equal to the number of Perfect Days divided by 365.



Safety TRIR

We are also focused on the ethical procurement of products and materials through our supply chain management program. Through our Human Rights Policy Statement and Supplier Code of Conduct, we are focused on ensuring that we and our suppliers protect the human rights of our employees and contractors. It is our expectation that the Human Rights Policy Statement and Supplier Code of Conduct will serve as the backbone for further improvements in this area going forward.

We are also focused on creating value for our stockholders through our commitment to the communities in which we operate. Furthermore, we are committed to the professional growth of our employees. Through the Company's succession planning program, our board of directors periodically receives a report regarding the development of high potential employees and actions that are being taken to further their professional development.

Conflict Minerals Policy. Our Conflict Minerals Policy (the "Conflict Minerals Policy") is another part of our commitment to being a responsible corporate citizen and complying with SEC regulations requiring publicly traded companies to file annual reports disclosing certain "conflict minerals" (defined as tin, tungsten, tantalum and gold, or their derivatives) that originate from the Democratic Republic of Congo and its adjoining countries and that are necessary to the functionality of products we manufacture or contract to manufacture. We are committed to the responsible sourcing of materials, products and components and to exercising diligence over our sourcing practices so as not to support human rights abuses. We have taken steps to establish a due diligence framework and compliance program and have implemented the Conflict Minerals Policy across the Company. We also communicate to our suppliers our expectation that they will cooperate with our efforts in this area. A copy of the Conflict Minerals Policy is available on our website at *www.f-e-t.com* under "Corporate Governance" in the "Investor" section.

Stockholder Engagement and Investor Outreach. During the year, we meet with analysts and institutional investors to inform and share our perspective, and to solicit their feedback on our performance. This includes participation in investor conferences and other formal events, and group and one-on-one meetings throughout the year. During 2025, management had engagements with stockholders representing approximately 73% of the approximately 6.8 million shares outstanding not passively held nor held by investors not required to file ownership information. A key area of focus among our stockholders was for the Company to distribute cash to shareholders. Pursuant to the Company's board of directors authorized $75 million program, $35 million was returned to shareholders in 2025 through stock repurchases.

Director Overboarding Policy. Our Corporate Governance Guidelines require that ordinarily, directors may not serve on the boards of more than five public companies, in addition to FET's board of directors, and directors who are executive officers of public companies may not serve on the boards of more than one other public company, in addition to FET's board of directors. To help the board of directors monitor compliance with our overboarding policy, directors who are considering joining other boards are required to advise the Chairman of the Board and the Chairman of the NG&S Committee in advance of accepting any such other board membership. Throughout the year, we also monitor our directors' time commitments and in considering each director nominee for appointment or reappointment at the annual meeting of stockholders, the NG&S Committee took into account each director's public company leadership positions and other outside commitments to assess the director nominees' compliance with our overboarding policy. In applying our policy to our director nominees, we have determined that they are all in compliance with FET's policy and none of the director nominees are overboarded. Our NG&S Committee reviews our overboarding policy as part of its annual review of our Corporate Governance Guidelines. We also review the overboarding policies of our institutional investors on an ongoing basis, as appropriate.

Organization of the Committees of the Board of Directors

Audit Committee. The Audit Committee currently consists of Ms. Evelyn M. Angelle (Chairperson) and Messrs. John A. Carrig, Paul E. Rowsey III and Mark W. Smith. The board of directors has determined that Ms. Angelle and Messrs. Carrig and Smith are each an "audit committee financial expert" as defined by applicable SEC rules. The Audit Committee's purposes are, among other things, to assist the board of directors with overseeing:

- The integrity of our financial statements;

- Our compliance with legal and regulatory requirements;

- The qualifications, independence and performance of, and selection process for, our independent auditors; and

- The effectiveness and performance of our internal audit function.

In addition, the Audit Committee has primary responsibility to oversee cybersecurity matters. The Audit Committee held eight meetings during 2025. The board of directors has adopted a written charter for the Audit Committee, which is available on our website at *www.f-e-t.com* as described above.

Compensation and Human Capital Committee. The Compensation and Human Capital Committee currently consists of Messrs. Louis A. Raspino, Jr. (Chairperson), Paul E. Rowsey III, Aron H. Marquez, Michael McShane, Mark W. Smith and Ms. Leslie A. Beyer. Each of Messrs. Raspino, Marquez, McShane, Rowsey, Smith and Ms. Beyer is a "non-employee director" as defined under Rule 16b-3 of the Exchange Act. The purposes of the Compensation and Human Capital Committee are, among others, to:

- Review and approve corporate compensation goals and objectives relevant to the Company's Chief Executive Officer and other executive officers;

- Review, modify (if necessary) and approve the Company's executive compensation program in light of the Company's goals and objectives relative to executive compensation;

- Evaluate, taking into account the Company's compensation goals and objectives, the performance of the Company's Chief Executive Officer and, in consultation with the Chief Executive Officer, the Company's other executive officers;

- Make recommendations, based on such evaluations, to the independent members of the board of directors with respect to the compensation of the Company's Chief Executive Officer and, in consultation with the Chief Executive Officer, set the compensation of the Company's other executive officers, including the annual base salary levels; annual cash incentive awards; long-term incentive awards; employment agreements, severance arrangements and change-in-control agreements and provisions; and any special or supplemental benefits; and

- Perform such other functions as the board of directors may assign to the Compensation and Human Capital Committee from time to time.

The Compensation and Human Capital Committee may delegate to its Chairman, any one of its members or any subcommittee it may form, the responsibility and authority for any particular matter, as it deems appropriate from time to time under the circumstances. The Compensation and Human Capital Committee is also responsible for selecting and engaging an independent advisor on topics related to board of director and executive compensation and annually requires formal certification from the advisor of its independence. Three committee meetings were held during 2025. The board of directors has adopted a written charter for the Compensation and Human Capital Committee, which is available on our website at www.f-e-t.com as described above.

Nominating, Governance and Sustainability Committee. The NG&S Committee currently consists of Messrs. John A. Carrig (Chairperson), Aron H. Marquez, and Mses. Evelyn M. Angelle and Leslie A. Beyer. The purposes of the NG&S Committee are, among others, to:

- Advise the board of directors and make recommendations regarding appropriate corporate governance practices, and assist the board of directors in implementing those practices;

- Assist the board of directors by identifying individuals qualified to become members of the board of directors, and recommending director nominees to the board of directors;

- Advise as to the appropriate composition of the board of directors and its committees;

- Oversee sustainability matters, including through the review of relevant metrics, emerging trends, our overall performance, risks and opportunity assessments and management processes related to the Company's sustainability program; and

- Perform such other functions as the board of directors may assign to the NG&S Committee from time to time.

The NG&S Committee establishes, and reviews and approves the criteria, of the annual evaluation for the board of directors, its committees, and the Chief Executive Officer. The NG&S Committee Chairperson and Chairman of the Board review the results of each of the evaluations and lead discussions with the board of directors on each evaluation. Following the board of director's review of the Chief Executive Officer evaluation, the Chairman of the Board reviews the results with the Chief Executive Officer. In addition, the NG&S Committee receives a health and safety report from management at every regularly scheduled meeting.

The NG&S Committee held three meetings during 2025. The board of directors has adopted a written charter for the NG&S Committee, which is available on our website at *www.f-e-t.com* as described above. The NG&S Committee reports to the board of directors regarding the oversight responsibilities that have been delegated, including climate related risks and opportunities.

Director nominees are identified and considered for appointment to our board of directors after taking into consideration the individual's demonstrated record of leadership, financial and operations expertise, industry experience, demographics and any other skills deemed relevant. Although the board of directors does not have a formal diversity policy, the NG&S Committee, when assessing the qualifications of prospective nominees to the board of directors, considers diversity in its broadest sense, including persons diverse in perspectives, personal and professional experiences, geography, gender, race and ethnicity. As part of the search process for each new director, the NG&S Committee actively seeks out women and minority candidates to include in the pool from which director nominees are chosen (and affirmatively instructs any search firm the NG&S Committee engages to do so). From time to time, the NG&S Committee assesses the Company's effectiveness with regard to achieving diversity on the board of directors. Each nominee's personal and professional integrity, experience, skills, ability and willingness to devote the time and effort necessary to be an effective board member, and commitment to acting in the Company's best interests and our stockholders, are also factors considered by the NG&S

Committee. When identifying potential director candidates, the NG&S Committee relies on any source available for the identification and recommendation of candidates, including current directors, officers and stockholders. In addition, the NG&S Committee from time to time may engage a third-party search firm to identify or evaluate or assist in identifying or evaluating potential candidates, for which the third-party search firm will be paid a fee. The NG&S Committee also may engage a third-party to conduct a background check of the candidate. If the NG&S Committee determines to further pursue the candidate, the committee then will evaluate the extent to which the candidate meets the Board membership qualifications described above.

If a stockholder wishes to recommend a director for nomination by the NG&S Committee, the stockholder should submit the recommendation in writing to the Chairperson, Nominating, Governance and Sustainability Committee, in care of John C. Ivascu, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064. The recommendation should contain the following information:

- The name, age, business address and residence address of the nominee and the name and address of the stockholder making the nomination;

- The principal occupation or employment of the nominee;

- The number of shares of each class or series of our capital stock beneficially owned by the nominee and the stockholder and the period for which those shares have been owned; and

- Any other information the stockholder may deem relevant to the committee's evaluation.

Candidates recommended by stockholders are evaluated on the same basis as candidates recommended by our directors, executive officers, third-party search firms or other sources.

CONFLICTS OF INTEREST AND RELATED PERSON TRANSACTIONS

Procedures for approval of related person transactions

A "related person transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "related person" means:

- Any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

- Any person who is known by us to be the beneficial owner of more than 5% of our common stock;

- Any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

- Any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Our board of directors has adopted a written related person transactions policy, pursuant to which the Audit Committee reviews all material facts of all related party transactions and either approves or disapproves entry into the transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a related party transaction, the Audit Committee takes into account, among other factors, the following: (1) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, (2) the extent of the related person's interest in the transaction, and (3) whether the transaction is material to us.

Transactions with our significant stockholders, directors and officers

On January 4, 2024 (the "Closing Date"), the Company consummated the acquisition (the "Variperm Acquisition") of Variperm Holdings Ltd. ("Variperm") for total consideration of approximately $150.0 million of cash and 2.0 million shares of the Company's common stock (the "Shares"), subject to customary purchase price adjustments set forth in the related purchase agreement. As a result of the Variperm Acquisition, Variperm Energy Services Partnership ("Partnership") and Slotting RemainCo Limited Partnership ("RemainCo" and, together with Partnership, the "Sellers") each beneficially owned more than 5% of the Company's outstanding common stock. Partnership received 1,034,343 shares of common stock and $45,746,368 in cash and RemainCo received 881,105 shares of common stock and $38,969,170 in cash in the Variperm Acquisition.

To fund a portion of the purchase price, the Company entered into a $60.0 million Second Lien Seller Term Loan Credit Agreement ("Seller Term Loan") with the Variperm stockholders, including the Sellers, and certain other lenders on the Closing Date. In November 2024, the Company repaid in full the Seller Term Loan. The Seller Term Loan was to mature in December 2026 and interest was to accrue according to the following schedule: (i) 11.0% per year for the period commencing on the Closing Date through the first anniversary of the Closing Date, (ii) 17.0% per annum for the period commencing on the first anniversary of the Closing Date through the second anniversary of the Closing Date and (iii) 17.5% per annum for the period commencing on the second anniversary of the Closing Date through the maturity date. In connection with the finalization of purchase price adjustments, the principal amount of the Seller Term Loan was reduced by approximately $0.3 million.

On the Closing Date, the Company and the Sellers entered into an investor rights agreement providing for (i) a 180-day lock-up on transfers of the Shares after the Closing Date, subject to certain exceptions, (ii) customary registration rights under the Securities Act of 1933, as amended, (iii) a standstill and (iv) a voting agreement as to routine voting items at the 2024 Annual Meeting of Stockholders. The standstill and the voting agreement cease to apply to either Seller at the earlier of (a) the time such Seller beneficially owns less than 5.0% of the Company's outstanding common stock or (b) two years from the Closing Date. The Sellers no longer have obligations under the standstill and the voting provisions because they no longer hold the requisite number of shares of the Company's outstanding common stock.

During 2024, a subsidiary of FET sold and purchased products and equipment to and from Endurance Lift Holdings LLC ("Endurance Lift"). FET recognized revenue and made payments in an aggregate amount totaling approximately $3 million in 2024 from such sales and purchases. Mr. John Schmitz, a former member of FET's board of directors, is the Chairman and Chief Executive Officer of Endurance Lift. These sales and purchases were made based on arms-length terms between the parties and represent less than 1% of the consolidated gross revenues for FET.

During 2024, a subsidiary of FET sold equipment to Axis Energy Services, LLC ("Axis"). FET recognized revenue in an aggregate amount totaling approximately $0.6 million in 2024. Mr. Schmitz is Chairman of the board of directors of Axis. These sales and purchases were made based on arms-length terms between the parties and represent less than 1% of the consolidated gross revenues for FET.

PROPOSAL 2: ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the requirements of Section 14A of the Exchange Act and the related rules of the SEC, we are providing our stockholders with the opportunity to approve, on a non-binding, advisory basis, the compensation of our named executive officers. This item, commonly referred to as a "say-on-pay" vote, provides you, as a stockholder, the opportunity to express your views regarding the compensation of our named executive officers as disclosed in this proxy statement. We expect that our next say-on-pay vote following the 2026 Annual Meeting will be held at our 2027 Annual Meeting provided our board of directors does not change our annual say-on-pay frequency.

Our executive compensation program is designed to attract, motivate and retain our talented executive officers, who are critical to our success. Under our program, our named executive officers are rewarded for strong corporate performance, the achievement of annual goals and the realization of increased stockholder value. Please read the "Executive Compensation" section below for additional details about our executive compensation programs, including information about the fiscal year 2025 compensation of our named executive officers.

The Compensation and Human Capital Committee oversees the compensation program for our named executive officers with the desired goals of aligning our executive compensation structure with our stockholders' interests and current market practices. We believe our executive compensation program achieves the following objectives:

- Motivate our executives to achieve key safety, operating, and financial performance goals that enhance long-term stockholder value;

- Reward outstanding performance in achieving these goals without subjecting us to excessive or unnecessary risk; and

- Establish and maintain a competitive executive compensation program that enables us to attract, motivate and retain experienced and highly capable executives who will contribute to our long-term success.



The above charts do not include Performance RSUs that vest upon achievement of minimum stock price thresholds and continuous service granted to executive management in 2025.

To support our compensation and governance philosophy, we have adopted the following "best practices":

What We Do:		What We Don't Do:
☑ **Emphasis on Variable Compensation**. 85% of Mr. Lux's target compensation and an average of 76% of our other NEO's target compensation is variable.	☒	**No Excise Tax Gross-Ups.** As a matter of company policy, excise tax gross ups are not included in employment agreements or severance agreements.
☑ **Long-Term Incentive Value Performance-Based**. Half of the 2025 equity incentive opportunity for each of our NEOs is contingent upon relative TSR performance.	☒	**Prohibition on Hedging/Pledging.** Our Insider Trading Policy specifically prohibits directors, officers and employees, including our NEOs, from entering into hedging type transactions in our stock or pledging our stock.
☑ **Clawbacks.** Both our short-term cash incentive compensation program and our stock incentive plan have recoupment features, and we maintain a Rule 10D-1 clawback policy.	☒	**No Perquisites.** We do not provide any material perquisites to our NEOs.
☑ **Stock Ownership Requirements.** Our NEOs and non-executive directors have specific minimum ownership obligations, including a requirement that our CEO must hold equity with a value of at least 5x his base salary.	☒	**No Single Trigger Change-in-Control Benefits.** Cash severance and accelerated vesting of equity incentives require both the consummation of a change-in-control and a qualifying termination of employment.
☑ **Annual Compensation Risk Assessment**. To confirm that our programs are designed to motivate strong performance without encouraging excessive and unnecessary risk-taking, we conduct annual assessments led by the Committee's independent compensation consultant.	☒	**No Repricing.** Our plans prohibit repricing or cash buyout of underwater stock options without stockholder approval.
☑ **Independent Compensation Consultant**. The Compensation and Human Capital Committee engages an independent advisor on topics related to board of director and executive compensation, and annually requires formal certification from the advisor of its independence.		

We value the input of our stockholders, and appreciate the strong support that they have historically expressed for the design of our programs. We are asking our stockholders to indicate their support for our named executive officers' compensation as described in this proxy statement and ask that our stockholders approve the following non-binding resolution at the annual meeting:

"RESOLVED, that the stockholders of Forum Energy Technologies, Inc. (the "Company") approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and the other narrative discussion in the proxy statement for the 2026 Annual Meeting of Stockholders of the Company."

As an advisory resolution, our stockholders' vote on this proposal is not binding on the board of directors or us. The board of directors could, if it concluded it was in our best interests to do so, choose not to follow or address the outcome of the advisory resolution. Decisions regarding the compensation and benefits of our named executive officers remain with our board of directors and the Compensation and Human Capital Committee. We expect, however, that our Compensation and Human Capital Committee will review the voting results on this proposal and give consideration to the outcome when making future decisions regarding compensation of our named executive officers. In accordance with the results of the advisory vote at our 2025 Annual Meeting of Stockholders on the frequency of the say-on-pay vote, our board of directors has currently adopted a policy of holding annual "Say-on-Pay" votes and thus, unless such policy is modified prior to our next annual meeting, the next advisory resolution to approve executive compensation after the annual meeting will be at our 2027 Annual Meeting of Stockholders.

Vote Required and Board Recommendation

Approval of the proposal requires the affirmative vote of at least a majority of the shares of our common stock present in person or by proxy at the meeting and entitled to vote. **Your board of directors recommends a vote "FOR" the approval of the advisory resolution on executive compensation.**

EXECUTIVE COMPENSATION

Introduction

We are currently considered a smaller reporting company for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, we are permitted to provide more limited executive compensation disclosures, comprised of the tables and narrative that follow. Further, our reporting obligations extend only to the executives who served as our chief executive officer during the fiscal year and our two other most highly compensated executive officers as of fiscal year end. We refer to these three individuals, as listed below, as our "named executive officers" ("NEOs") for the year ended December 31, 2025.

Name	Position
Neal A. Lux	President and Chief Executive Officer
D. Lyle Williams	Executive Vice President and Chief Financial Officer
John C. Ivascu	Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

Business Highlights

We have adopted an executive compensation program that is designed to attract and retain talented executive officers, and align their interests with those of our stockholders over the long term, taking into account the volatile markets in which we do business. In addition to holding management accountable for accomplishing financial results, we insist on the highest standards of ethical conduct and operational safety, which we believe will position us for long-term success.

In 2025, we accomplished the following under the direction of management:

- One-, two- and three-year total shareholder returns of 110%, 69% and 27%, respectively,

- Generated $80 million in free cash flow[1]; and,

- Repurchased $35 million of the Company's common stock through open market purchases in accordance with management's capital returns strategy.

Compensation Highlights

With respect to our 2025 compensation programs, the Compensation and Human Capital Committee generally maintained the structure of our 2024 compensation program and took several key actions impacting our NEOs, including the following:

- Granted performance awards tied to our absolute and relative total stockholder return ("TSR") and Free Cash Flow ("FCF"), which constituted 50% of each NEO's target long-term incentive compensation opportunity for 2025;

- Granted Performance RSUs that vest upon achievement of minimum stock price thresholds and continuous service; and

- Established challenging 2025 performance objectives under our annual cash-based Executive Management Incentive Plan, which paid out at 144% of target based on the financial and safety performance noted above.

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[1] See Appendix A for a reconciliation of GAAP to non-GAAP financial measures.

Summary Compensation Table for 2025

The following table provides information regarding the compensation awarded to or earned by our named executive officers in the prior two fiscal years.

Name and Principal Position	Year	Salary ($)	Stock Awards [1] ($)	Non-Equity Incentive Plan Compensation [2] ($)	All Other Compensation [3] ($)	Total ($)
Neal A. Lux	2025	717,769	4,232,105	1,196,463	17,000	6,163,337
President and Chief Executive Officer	2024	696,154	3,334,693	1,013,879	17,250	5,061,976
D. Lyle Williams	2025	502,385	1,762,349	619,408	17,500	2,901,642
EVP and Chief Financial Officer	2024	485,231	1,491,250	546,079	17,250	2,539,810
John C. Ivascu	2025	398,490	1,079,218	473,304	17,000	1,968,012
EVP, General Counsel, Chief Compliance Officer and Corporate Secretary	2024	392,692	978,218	415,940	11,874	1,798,724

(1) The amounts in this column reflect the grant date fair value of time-based RSUs, and performance-based restricted stock units ("Performance RSUs"), as applicable, as determined in accordance with FASB Accounting Standards Codification Topic 718. The fair values of time-based RSUs granted in 2025 were $17.53 per unit; and $18.81 and $20.98 per unit granted in 2024, based on the closing price of a share of our common stock on the applicable date of grant. The grant date fair value of Performance RSUs granted in 2025 ranged from $13.90 to $24.32 per unit, which was determined as follows: (i) for the total stockholder return ("TSR") Performance RSUs, using a Monte Carlo simulation including the following assumptions: (a) grant date stock price of $17.53; (b) simulation term of 3 years; (c) volatility of 45.69%; (d) a dividend yield of 0.00%; and (e) a risk free investment rate of 3.93%, (ii) for the free cash flow ("FCF") Performance RSUs, based on the closing price of a share of our common stock on the applicable date of grant of $17.53, and (iii) for the stock price hurdle Performance RSUs, using a Monte Carlo simulation including the following assumptions: (a) grant date stock price of $17.53; (b) simulation term of 3 years; (c) volatility of 46.65%; (d) a dividend yield of 0.00%; and (e) a risk free investment rate of 3.93%. The grant date fair value of Performance RSUs granted in 2024 ranged from $16.53 to $22.46 per unit, which was determined using a Monte Carlo simulation including the following assumptions: (a) grant date stock price of $18.81; (b) simulation term of 3 years; (c) volatility of 48.06%; (d) a dividend yield of 0.00%; and (e) a risk free investment rate of 4.61%. For additional information, see Note 14 to our consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2025.

(2) The amounts in this column reflect the Executive Management Incentive Plan award payments that we made to each individual for service in 2025 and 2024, which were paid during the first quarter of 2026 and 2025, respectively. The amounts reflected herein for 2024 reflect immaterial increases from the amounts reported in our proxy statement for the 2025 annual meeting and a corresponding increase to each named executive officer's total compensation.

(3) This column reflects Company matching contributions under the 401(k) Plan.

Elements of Total Direct Compensation for Our NEOs

The material elements of total direct compensation for 2025 for our NEOs are listed below, together with the objectives that we believe each element supports.

Element	Objectives
Base Salary	
• Fixed annual cash salary paid to the executive	• Provides a competitive fixed payment to the executive for his or her service, experience and skill • Set at a reasonable level that allows us to attract and retain top talent
Short-Term Cash Incentive	
• Cash bonus opportunity • Payable based upon achievement of annual financial and operational goals	• Aligns the compensation of executives with our annual financial and non-financial performance and achievement of adjusted EBITDA, free cash flow, safety and strategic business objectives
Long-Term Incentive Awards	

• Equity-based incentive awards vesting over multiple years
 	
• In 2025, we incentivized our NEOs through annual grants consisting of:
 	
  – 50% Performance RSUs that vest over three years based on our absolute and relative TSR (25% of total annual grant), FCF performance (25% of total annual grant) and continuous service; and
 	
  – 50% RSUs that vest ratably over three years based on continuous service
 	
• In 2025, we also granted additional Performance RSUs that vest upon achievement of minimum stock price thresholds and continuous service
	• Provides strong retention value with multi-year vesting
	
	• Promotes alignment between our NEOs and stockholders by encouraging development of long-term equity ownership
	
	• Aligns the compensation of our NEOs with our performance by linking payments directly to our absolute and relative stock price performance
	
	• Incentivizes management to generate strong free cash flow through networking capital management and cost actions

Other Key Elements	
• Participation in 401(k) Plan and health and welfare benefits • Severance benefits	• Designed to be market-competitive to allow us to attract and retain key talent

Base Salary

Base salary is the fixed annual compensation we pay to each NEO for performing specific job responsibilities and is based on the executive's level of experience and requisite skills. It represents the minimum income an NEO may receive in any year. Base salaries are determined for each NEO annually as well as at the time of any promotion or significant change in job responsibilities. In connection with each review, we consider the executive's position and responsibility as well as individual and company performance over the course of the prior year. The severance agreements we maintain with the NEOs (described in greater detail below) provide that base salaries will generally not be reduced during the annual review unless the decrease is in connection with a similar reduction applicable to all of our executive officers of no more than 10% of the executive's base salary.

The table below sets forth each NEO's base salary as of December 31, 2024 and 2025, together with the percentage increase. In February 2025, the base salary for each NEO was increased taking into consideration peer company data and the strong performance of our NEOs.

Executive	Base Salary as of December 31, 2024 ($)	Base Salary as of December 31, 2025 ($)	Percentage Increase (%)
Neal A. Lux	$700,000	$721,000	3.0%
D. Lyle Williams	$488,000	$505,000	3.5%
John C. Ivascu	$395,000	$410,000	3.8%

Executive Management Incentive Plan

Our Executive Management Incentive Plan (the "EMIP") for 2025 was designed to incentivize and reward key executives having a significant impact on our achievement of overall corporate performance goals. The Compensation and Human Capital Committee, or board of directors in the case of Mr. Lux, approved each NEO's target bonus opportunity for 2025 under the EMIP. The board of directors approved an increase in Mr. Lux's target bonus opportunity from 110% of his base salary to 115% of his base salary. The following table sets out the target and maximum bonus levels for 2025 for our NEOs expressed as a percentage of the individual's base salary earned during the year:

Executive	Target Bonus (% of 2025 base salary earned)	Max Bonus (% of 2025 base salary earned)
Neal A. Lux	115%	230%
D. Lyle Williams	85%	170%
John C. Ivascu	80%	160%

The 2025 EMIP has a built-in threshold such that no bonus is paid if we achieve anything less than the entry level of the established performance goals for the year. When actual performance is greater than the target performance level, referred to as "over-achievement," the participant is eligible to receive up to the maximum bonus in the table above (or 200% of the target bonus). The following graph summarizes the payout levels for the various achievement levels of the established performance goals.



EMIP Performance Metrics

Performance for the 2025 EMIP was measured in terms of adjusted EBITDA, safety, free cash flow and strategic objectives. These metrics were chosen because the Compensation and Human Capital Committee, and board of directors in the case of Mr. Lux, concluded that using adjusted EBITDA, free cash flow and strategic objectives as measures continues to align the interests of the executives with those of our stockholders. Safety, one of our Core Values, continues to be a measure given its importance to our employees, customers and to our reputation. The weightings for the four 2025 EMIP metrics were as follows, which reflects an equalization of the weightings of adjusted EBITDA (increased from 30% to 35%) and free cash flow (decreased from 40% to 35%) to align with the equal focus given to these measures by our stockholders. In addition, an increased focus on adjusted EBITDA provides the executives with the opportunity to generate higher free cash flow with proper net working capital management.

Performance Measure	Weighting
Adjusted EBITDA	35%
Free Cash Flow	35%
Safety	
TRIR	5%
Perfect Days	5%
Strategic Objectives	20%

Adjusted EBITDA. The adjusted EBITDA measure was derived from the 2025 financial plan set by our board of directors. The calculation of the adjusted EBITDA measure takes into account adjustments for non-operating items in a manner consistent with FET's earnings releases.

Free Cash Flow. The Free Cash Flow measure was derived from the 2025 financial plan set by our board of directors and is calculated as cash from operations, less capital expenditures, plus proceeds from sale of property and equipment.

Safety Performance. The safety measure was based one-half on the Company's consolidated TRIR, which is a measure of the recordable workplace injuries that occur during the year, calculated by multiplying the number of recordable injuries in a calendar year by 200,000 (100 employees working 2,000 hours per year), and dividing this value by the total man-hours actually worked in the year. The target was established with reference to past safety performance and the average TRIR for the oil and gas manufacturing industry. Threshold and over-achievement TRIR levels were set to create stretch goals for management. For purposes of calculating over-achievement, TRIR performance must be less than the approved target level.

The safety measure was also based one-half on the percentage of "perfect safety days." A "perfect safety day" is defined as one in which there are no recordable or first aid safety incidents, motor vehicle accidents, environmental incidents or property damage. The safety measures were designed to incentivize improvements in TRIR for the Company as a whole and for each product line.

Strategic Objectives. The Strategic Objectives measure is intended to encourage an increased focus on key aspects of our business strategy. This measure is subject to the Compensation and Human Capital Committee's, or the board of directors', in the case of Mr. Lux, evaluation of performance and was based on the Company's overall performance in respect of each measure. The strategic objectives established by the Compensation and Human Capital Committee and the board of directors, in respect of Mr. Lux, are set forth below along with the Compensation and Human Capital Committee or the board of directors' assessment of each.

Strategic Objective	Description	Achievement
Acquisition Focus	Develop long-term corporate development framework.	Target
Safety	Develop and deploy programs to improve safety performance and culture, including implementing a behavior-based safety program across key locations and increasing our first hour incident reporting percentage.	Target
Employees	Prioritize the development of our employees and promote employee wellness.	Target
Customers	Progress the Company's reputation for delivering exceptional customer service and delivering industry leading products.	Above Target
Innovation	Drive short- and long-term benefit from Winning Moves with differentiated products and commercial efforts to increase FET's competitive advantage in targeted markets.	Above Target

2025 EMIP Payout

The table below sets forth the components and calculation of the total performance payout factor under our 2025 EMIP, including target, actual and weighted performance for the NEOs. Our 2025 adjusted EBITDA and free cash flow performance goals were set at challenging levels, taking into consideration declining market conditions.

Performance Measure	2025 Target	2025 Achievement	Percent of Target Earned	*Times* Weighting	*Equals* Weighted Percent of Target Earned
Adjusted EBITDA Consolidated ($MM)	$85	$86	108%	35%	38%
Free Cash Flow ($MM) [1]	$59	$80	200%	35%	70%
Safety (TRIR)	0.99	0.98	105%	5%	5%
Safety (Perfect Days)	73%	73%	100%	5%	5%
Strategic Objectives	See above	See above	130%	20%	26%
TOTAL					**144%**

(1)   Based on actual adjusted EBITDA for 2025 excluding nonrecurring nonoperational transactions.

In accordance with the terms of the EMIP, EBITDA is adjusted as necessary for acquisitions consummated during the year and other non-recurring items as determined by the Compensation and Human Capital Committee to be appropriate. Awards under our EMIP were determined following an analysis of our 2025 financial results. Final EMIP payouts for each NEO for 2025 were as shown below:

Executive	EMIP Target ($)	EMIP Payment ($)
Neal A. Lux	$829,150	$1,196,463
D. Lyle Williams	$429,250	$619,408
John C. Ivascu	$328,000	$473,304

Long-Term Incentives

2025 Long-Term Incentives

We believe that long-term awards create the strongest link between executive pay and stockholder interests, and therefore, such awards comprise the largest component of our executive compensation program. In 2025, we granted each NEO a combination of Performance RSUs and RSUs. Our Compensation and Human Capital Committee, and our board of directors in respect of Mr. Lux, granted the following equity-based long-term incentive compensation awards in 2025 to each of the NEOs.

Executive	Annual RSUs	TSR Performance RSUs	Free Cash Flow Performance RSUs	Stock Price Performance RSUs
Neal A. Lux	92,699	46,350	46,350	50,000
D. Lyle Williams	37,080	18,540	18,540	25,000
John C. Ivascu	22,819	11,410	11,410	15,000

2025 RSUs

The annual RSUs granted to the NEOs in March 2025 vest in equal annual installments over three years. The value realized by the NEOs with respect to the RSUs varies with our stock price performance, creating a direct link between realized pay and stockholder interests while also serving as an ongoing retention tool.

2025 TSR Performance RSUs

The 2025 TSR Performance RSUs granted to the NEOs in 2025 are eligible to be earned based on absolute and relative TSR over the following performance periods:

- Tranche 1 (representing 1/3 of the total award): January 1, 2025 through December 31, 2025
- Tranche 2 (representing 1/3 of the total award): January 1, 2025 through December 31, 2026
- Tranche 3 (representing 1/3 of the total award): January 1, 2025 through December 31, 2027

The potential payout for each tranche of the 2025 TSR Performance RSUs ranges from 0% of target if relative TSR performance is in last place among the peer group and up to 200% of target if relative TSR performance is at the top of the peer group, with target earned based on a seventh place ranking among the 11 members of the peer group (including the Company). The peer group for the 2025 TSR Performance RSUs includes Oil States International, Inc., Innovex International, Inc., Hunting plc, DMC Global Inc., Core Laboratories N.V., Cactus, Inc., NOV Inc., and Expro Group Holdings N.V., Oceaneering International, Inc. and PHLX Oil Service Sector Index.

In addition, if absolute TSR over the performance period is less than -15%, no more than 100% of target will be earned; if absolute TSR is less than 0% but greater than -15%, then any portion earned over 100% of target will be reduced by half; and if absolute TSR is at least 15% (for Tranche 1), 17.5% (for Tranche 2) or 20% (for Tranche 3), at least 100% of target will be earned.

The Company's 2025 TSR performance of 110% with respect to Tranche 1 of the 2025 TSR Performance RSUs resulted in the Company being ranked first among the members of the peer group, resulting in a payout percentage of 200%. As a result, 200% of the first tranche was earned and vested in February 2026 upon the Compensation and Human Capital Committee's determination of performance.

2025 FCF Performance RSUs

The 2025 FCF Performance RSUs granted to the NEOs in 2025 are eligible to be earned based on FCF performance over the following performance periods:

- Tranche 1 (representing 1/3 of the total award): January 1, 2025 through December 31, 2025
- Tranche 2 (representing 1/3 of the total award): January 1, 2025 through December 31, 2026
- Tranche 3 (representing 1/3 of the total award): January 1, 2025 through December 31, 2027

The potential payout for each tranche of the 2025 FCF Performance RSUs ranges from 0% to 200% of target based on the payout percentage associated with the Company's actual FCF performance for the applicable portion of the performance period. For Tranche 1 of the 2025 FCF Performance RSUs, the Company's FCF of $80 million resulted in a payout percentage of 200% in accordance with the following table.

FCF	Payout Percentage
$25 million	—%
$30 million	20%
$35 million	40%
$40 million	60%
$45 million	80%
$60 million	100%
$63 million	120%
$66 million	140%
$69 million	160%
$72 million	180%
$75 million	200%

As a result, 200% of the first tranche was earned and vested in February 2026 upon the Compensation and Human Capital Committee's determination of performance.

<u>2025 Stock Price Performance RSUs</u>

The 2025 stock price Performance RSUs granted to the NEOs in 2025 are eligible to be earned based on achievement of a stock price hurdle of $21.91 for a 20-consecutive trading day period during the three-year performance period following the date of grant. On September 9, 2025, the stock price hurdle was achieved, and the Performance RSUs will remain outstanding and eligible to vest on March 5, 2028, subject to each NEO's continued services through such date.

<u>Update on the 2024 Performance RSUs</u>

The second 1/3 tranche of the Performance RSUs granted in 2024 were eligible to become earned based on the Company's absolute and relative TSR over the performance period beginning January 1, 2024 and ending December 31, 2025 under the same conditions as described above with respect to the 2025 TSR Performance RSUs. The Company's TSR performance of 69% during this period resulted in the Company being ranked first among the members of the peer group and a payout percentage of 200%. As a result, 200% of the second tranche was earned and vested in February 2026 upon the Compensation and Human Capital Committee's determination of performance.

The peer group for the 2024 Performance RSUs includes Oil States International, Inc., Innovex International, Inc. (formerly Dril-Quip Inc.), Hunting plc, DMC Global Inc., Core Laboratories N.V., Cactus, Inc., NOV Inc., and Expro Group Holdings N.V.

<u>Update on the 2023 Performance RSUs</u>

The third 1/3 tranche of the Performance RSUs granted in 2023 were eligible to become earned based on the Company's absolute and relative TSR over the performance period beginning January 1, 2023 and ending December 31, 2025 under the same conditions as described above with respect to the 2024 Performance RSUs. The Company's TSR performance of 27% during this period resulted in the Company being ranked 2nd among the members of the peer group and a payout percentage of 175%. As a result, 175% of the third tranche was earned and vested in February 2026 upon the Compensation and Human Capital Committee's determination of performance.

The peer group for the 2023 Performance RSUs includes Oil States International, Inc., Innovex International, Inc. (formerly Dril-Quip Inc.), Hunting plc, DMC Global Inc., Core Laboratories N.V., Cactus, Inc., NOV Inc. and Expro Group Holdings N.V. Following their announced corporate transaction, Newpark Resources Inc. and ChampionX Inc. were removed from the peer group.

Outstanding Equity Awards at 2025 Fiscal Year End

The table below sets forth awards that were granted under the Forum Energy Technologies, Inc. Amended and Restated 2016 Stock and Incentive Plan (the "2016 Plan"). Expiration dates are also shown for each individual award.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Neal A. Lux					13,933 [2]	514,824	57,594 [10]	2,128,098
					57,594 [3]	2,128,098	61,800 [11]	2,283,510
					92,699 [4]	3,425,228	61,800 [12]	2,283,510
					24,383 [5]	900,952		
					57,594 [6]	2,128,098		
					30,900 [7]	1,141,755		
					30,900 [8]	1,141,755		
					50,000 [9]	1,847,500		
D. Lyle Williams	1,645	—	$187.80	2/19/2026	6,835 [2]	252,553	23,038 [10]	851,254
	707	—	$402.00	2/20/2027	23,038 [3]	851,254	24,720 [11]	913,404
	1,499	—	$240.00	2/16/2028	37,080 [4]	1,370,106	24,720 [12]	913,404
					11,961 [5]	441,959		
					23,038 [6]	851,254		
					12,360 [7]	456,702		
					12,360 [8]	456,702		
					25,000 [9]	923,750		
John C. Ivascu					3,943 [2]	145,694	14,178 [10]	523,877
					14,177 [3]	523,840	15,212 [11]	562,083
					22,819 [4]	843,162	15,212 [12]	562,083
					6,900 [5]	254,955		
					14,176 [6]	523,803		
					7,608 [7]	281,116		
					7,608 [8]	281,116		
					15,000 [9]	554,250		

(1)   Amounts in this column were calculated by assuming a market value of our common stock of $36.95 per share, the closing price of our common stock on December 31, 2025.

(2)   Restricted stock units that vested on February 18, 2026.

(3)   Restricted stock units that vest in two equal annual installments on March 6, 2026, and March 6, 2027.

(4)   Restricted stock units that vest in three equal annual installments on March 5, 2026, March 5, 2027, and March 5, 2028.

(5)   Performance RSUs granted on February 17, 2023 that became earned at 175% of target based on the Company's absolute and relative TSR achievement over a performance period that ended December 31, 2025. The Performance RSUs vested on February 12, 2026, the date of the Compensation and Human Capital Committee's determination of such performance.

(6)   Performance RSUs granted on March 6, 2024 that became earned at 200% of target based on the Company's absolute and relative TSR achievement over a performance period that ended December 31, 2025. The Performance RSUs vested on February 12, 2026, the date of the Compensation and Human Capital Committee's determination of such performance.

(7)   Performance RSUs granted on March 5, 2025 that became earned at 200% of target based on the Company's absolute and relative TSR achievement over a performance period that ended December 31, 2025. The Performance RSUs vested on February 12, 2026, the date of the Compensation and Human Capital Committee's determination of such performance.

(8)   Performance RSUs granted on March 5, 2025 that became earned at 200% of target based on the Company's free cash flow achievement over a performance period that ended December 31, 2025. The Performance RSUs vested on February 12, 2026, the date of the Compensation and Human Capital Committee's determination of such performance.

(9)   Performance RSUs granted on March 5, 2025 that were eligible to become earned subject to achievement of a minimum stock price threshold of $21.91, which was 125% of the Company's closing stock price on the grant date, for a total of 20 trading days during the period from March 5, 2025 through March 5, 2028. The Performance RSUs were earned and will cliff vest on March 5, 2028.

(10) Performance RSUs granted on March 6, 2024 that are eligible to become earned following the conclusion of performance period ending December 31, 2026, subject to the Company's absolute and relative TSR achievement. The amount reflected herein is based on achievement at 200% of target, as required by SEC rules.

(11) Performance RSUs granted on March 5, 2025 that are eligible to become earned in two equal tranches following the conclusion of performance periods ending December 31, 2026 and December 31, 2027, in each case, subject to the Company's absolute and relative TSR achievement. The amount reflected herein is based on achievement at 200% of target, as required by SEC rules.

(12) Performance RSUs granted on March 5, 2025 that are eligible to become earned in two equal tranches following the conclusion of performance periods ending December 31, 2026 and December 31, 2027, in each case, subject to the Company's free cash flow achievement. The amount reflected herein is based on achievement at 200% of target, as required by SEC rules.

Severance Agreements

Each NEO is a party to a severance agreement with us. Under these severance agreements, in the event an NEO's employment is terminated by us without "Cause" (and not as a result of death or disability) or by the NEO for "Good Reason," the NEO will be entitled to receive the following benefits:

- A lump sum payment of an amount equal to two (or three if the termination is within two years after a change in control) multiplied by the sum of (A) the NEO's annual base salary at the time of the termination plus (B) the NEO's annual base salary multiplied by the NEO's highest target bonus opportunity in the year of termination or the two preceding years;

- A lump sum payment of an amount equal to the NEO's unpaid bonus for the prior calendar year, if any, payable at the same time such bonus is paid to active executives;

- A lump sum payment of an amount equal to the NEO's bonus for the calendar year in which such termination occurs, if any, based on the applicable performance criteria, prorated through and including the date of termination, payable at the same time as such bonus is paid to active executives; and

- If the NEO elects COBRA continuation coverage for himself and his eligible dependents, monthly reimbursement of the differential between the COBRA premium and the active executive contribution amount for such coverage under the Company's group health plans for up to eighteen months.

Our severance agreements as a matter of policy do not provide for excise tax protections in the event of a change in control. The severance agreements provide that any payments or benefits to which the NEO may be entitled (whether under the agreement or otherwise), which would be subject to a parachute payment excise tax under Section 4999 of the Code will be reduced to an amount that would no longer create a parachute payment or be paid in full, whichever produces the better net after-tax position for the NEO. If the NEO is terminated for any reason other than those described above, the NEO will continue to receive his compensation and benefits through the date of termination, and the compensation and benefits will terminate contemporaneously with the termination of his employment. Under the terms of the severance agreements, subject to certain exceptions, the NEO's may not compete in the market in which we and our respective affiliates engage during the NEO's employment and for two years following the termination thereof.

As used in the severance agreements:

- "Cause" generally occurs when the NEO has (1) engaged in gross negligence or willful misconduct in the performance of his duties with respect to us, (2) materially breached any material provision of his agreement or any written corporate policy, (3) willfully engaged in conduct that is materially injurious to us or (4) been convicted of, pleaded no contest to or received adjudicated probation or deferred adjudication in connection with a felony involving fraud, dishonesty or moral turpitude.

- "Good Reason" generally means any of the following events: (1) a material decrease in annual base salary (other than as part of a decrease of up to 10% for all of our executive officers); (2) a material diminution in the executive's authority, duties or responsibilities (other than certain changes in management structure primarily affecting reporting responsibility); or (3) an involuntary relocation of the geographic location of the executive's principal place of employment by more than 75 miles.

Employee Benefits

Our 401(k) Plan is designed to allow all employees, including the participating NEOs, to contribute on a pre-tax or Roth after-tax basis. Each participant may elect to contribute up to 75% of his or her compensation to the 401(k) Plan as pre-tax or Roth after-tax contributions (but limited by the statutory maximum of $23,500 for 2025). Additionally, participants age 50 years and older may make a "catch-up contribution" to the 401(k) Plan each year up to an amount set by statute ($7,500 for 2025).

We have the discretion to provide a profit-sharing contribution to each participant depending on the Company's performance for the applicable year. There were no profit-sharing contributions made in 2025. During 2025, we matched 100% of each employee's (including the NEO's) contributions of the first 3% of covered compensation deferred and 50% of the next 4% of covered cash compensation deferred.

We also provide medical, dental and vision coverage to all of our full-time employees, as well as basic life and disability coverage.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued under our existing equity compensation plans as of December 31, 2025 (i.e., prior to the requested share increase under Proposal No. 3).

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance	
Equity compensation plans approved by security holders	833,686	(1)	$251.29	710,701	(2)
Equity compensation plans not approved by security holders	39,000	(3)	—	—	
Total	872,686			710,701	

(1) Includes RSUs and Performance RSUs (assuming target performance) granted under the 2016 Plan.

(2) Shares remaining available for issuance under the 2016 Plan with respect to awards (other than outstanding awards) could be issued in the form of stock options, SARs, stock awards and stock units.

(3) Includes inducement RSUs granted in connection with our acquisition of Variperm Energy Services ("Variperm") as an inducement to certain Variperm service providers for post-closing employment with us in accordance with NYSE Listing Rule Listing Rule 303A.08.

Equity Award Grant Practices

In 2025, the Compensation Committee approved annual equity awards in March following our annual earnings release and the filing of our annual report on Form 10-K. We do not currently grant stock options or similar awards. The Compensation Committee did not take material nonpublic information into account when determining the timing and terms of equity awards in 2025, and we do not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the Company. The compensation actually paid does not reflect the actual amount of compensation earned by or paid during the applicable year. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation" above.

Year	Summary Compensation Table Total for Mr. Lux ($)	Compensation Actually Paid to Mr. Lux[1] ($)	Average Summary Compensation Table for Non-PEO NEOs[2] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1] ($)	Value of Initial Fixed $100 Investment Based on Total Shareholder Return[3] ($)	Net Income (Loss)[4] ($)
2025	6,163,337	18,669,856	2,434,827	6,672,527	125.25	(9,660,000)
2024	5,061,976 [5]	2,799,371 [5]	2,169,267 [5]	1,199,064 [5]	52.51	(135,326,000)
2023	4,455,101	2,361,907	1,963,630	1,103,499	75.15	(18,876,000)

(1) Represents the amount of "compensation actually paid" to Mr. Lux and the average "compensation actually paid" to the NEOs as a group (as listed in footnote 2 below), as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the compensation actually paid for 2025. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

	Mr. Lux ($)	Average Non-PEO NEOs ($)
Summary Compensation Table Total	**6,163,337**	**2,434,827**
Less, value of Stock Awards reported in Summary Compensation Table	(4,232,105)	(1,420,784)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	10,805,682	3,633,242
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	5,508,756	1,848,725
Plus (less), change in fair value from last day of prior fiscal year to vesting date for equity awards granted in prior years that vested in the year	424,186	176,517
Less, prior year-end fair value of equity awards granted in prior years that failed to meet vesting conditions in the year	—	—
2025 Compensation Actually Paid	**18,669,856**	**6,672,527**

(2) Represents the average of the amounts reported for the NEOs as a group, excluding any NEO who served as Chief Executive Officer during any portion of the applicable year, in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for purposes of calculating these amounts are Mr. Williams and Mr. Ivascu for each of 2023, 2024 and 2025.

(3) Cumulative TSR is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end of each fiscal year shown and the beginning of the measurement period, and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2022.

(4) The dollar amounts reported represent the amount of net income (loss) reflected in the Company's audited financial statements for the applicable year.

(5) Reflects an immaterial correction to the previously disclosed amounts for 2024 resulting from a mathematical error.

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in "Executive Compensation" above, the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those measures are not presented in the Pay Versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance and, therefore, does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table. The following charts set forth the relationship between compensation actually paid and the Company's cumulative TSR and between compensation actually paid and the Company's net income.





DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our executive officers and directors and beneficial owners of more than ten percent of any class of equity securities to file initial reports of ownership and reports of changes in ownership of our common stock with the SEC and, pursuant to rules promulgated under Section 16(a), such individuals are required to furnish us with copies of Section 16(a) reports they file. Based solely on a review of the copies of such reports furnished to us during the year ended December 31, 2025 and written representations from our officers and directors, all Section 16(a) reports applicable to our officers and directors and any beneficial owners of ten percent or more of a class of equity securities were filed on a timely basis except: Paul E. Rowsey III filed a late Form 4 with respect to a long-term incentive award grant, which was originally reported in error under an incorrect CIK number.

PROPOSAL 3: APPROVAL OF AN AMENDMENT TO OUR SECOND AMENDED AND RESTATED 2016 STOCK AND INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE THEREUNDER

On February 13, 2026, our board of directors unanimously adopted a resolution to submit to a vote of our stockholders the Fourth Amendment (the "Plan Amendment") to the Second Amended and Restated 2016 Stock and Incentive Plan (as amended, the "2016 Plan"). The 2016 Plan, as proposed to be amended by the Plan Amendment (the "Amended 2016 Plan") is set forth in Appendix B to this proxy statement. The 2016 Plan was most recently amended and approved by stockholders at the 2025 annual meeting to authorize for grant an additional 600,000 shares. Our annual long-term incentive program is a key tool for attracting and retaining top executive talent. The Plan Amendment replenishes the pool of shares of our common stock available for issuance by authorizing an additional 625,000 shares and extending the term of the 2016 Plan through May 8, 2036.

Vote Required and Board Recommendation

If a quorum is present at the annual meeting, approval of this proposal requires the affirmative vote of at least a majority of the shares of our common stock present in person or by proxy at the meeting and entitled to vote. If stockholders do not approve the Plan Amendment, FET will continue to have the authority to grant awards under the 2016 Plan until the existing pool of shares is depleted. **Your board of directors unanimously recommends a vote "FOR" approval of the Plan Amendment, taking into account the following:**

- FET believes that its employees and directors are among the best in the industry and that equity-based compensation is critical to their recruitment and retention.
- The Compensation and Human Capital Committee believes that awards under the Amended 2016 Plan are a strategically favorable means of assuring employee, director and consultant alignment with stockholders.
- FET believes that awards under the Amended 2016 Plan support our "pay for performance" philosophy and motivate employees, directors and consultants both to achieve short-term business goals and to enhance long-term stockholder value.

Important Considerations

Amended 2016 Plan Best Practices

The Amended 2016 Plan continues to include a number of governance best practices, including the following features:

- **Individual Grant Limitations**: The maximum shares that may be subject to awards denominated in shares of common stock per individual in each year is 200,000 and, for awards denominated in cash, the maximum annual value per individual on the date of grant is $20,000,000. Additionally, no individual may receive during any year options or stock appreciation rights that are exercisable for more than 200,000 shares.
- **Director Compensation Limit**: The total grant date value of equity awards and cash compensation granted under the Amended 2016 Plan or otherwise to non-employee directors is limited to $950,000 per year.
- **Prohibition on Liberal Share Recycling**: The Amended 2016 Plan prohibits liberal share recycling for all awards.
- **No Payment of Dividends and Dividend Equivalents on Unvested Awards**: No dividends or dividend equivalents may be paid on any awards under the Amended 2016 Plan prior to the vesting of such award.
- **Minimum Vesting Requirement**: Awards under the Amended 2016 Plan payable in shares of common stock are subject to a minimum restricted period or vesting period of one year, provided that 5% of shares available for awards are not subject to such minimum vesting or restriction period.
- **Prohibition on Repricing**: The exercise price of an option or stock appreciation right may not be reduced nor may an option or stock appreciation right be exchanged for cash, an option or stock appreciation right with a lower exercise price or a new award without prior stockholder approval.

- **Exercise Price and Term Limitations**: Stock options and stock appreciation rights may not have an exercise price less than fair market value on the date of grant and may not have an exercise period in excess of 10 years.
- **Double-Trigger Vesting**: The Amended 2016 Plan does not provide for automatic single-trigger vesting upon a change in control; rather, the Amended 2016 Plan provides for double trigger vesting such that awards accelerate only if a participant is involuntarily terminated without cause or terminates with good reason within two years after a change in control.
- **Clawback Policy**: Awards to executive officers under the Amended 2016 Plan are subject to a recoupment or clawback feature that is tied to a financial restatement resulting from fraud or willful misconduct as well as to clawback pursuant to the terms of FET's Rule 10D-1 clawback policy.
- **Stock Ownership Requirements**: Awards under the Amended 2016 Plan are subject to FET's Stock Ownership Requirements Policy.

Historical Grant Practices

The following is a summary of all equity awards granted and performance-based equity awards earned over the last three fiscal years. No stock options or stock appreciation rights were granted during the last three fiscal years. The information included in the table below clarifies information regarding incentive awards granted and earned in the Company's Form 10-K for the years ended December 31, 2025; December 31, 2024; and December 31, 2023.

Fiscal Year	Weighted Average Common Stock Outstanding	Restricted Stock and RSUs Granted	Performance Awards Granted	Performance Awards Earned	Performance Awards Forfeited
2025	11,096,849	240,887	304,394	26,034	—
2024	12,298,747	198,102	168,797	—	28,971
2023	10,212,739	86,912	86,912	33,704	—

As of March 13, 2026, 394,725 shares remained available for issuance pursuant to awards that could be granted under the 2016 Plan after that date. We had 4,455 vested and unvested stock options outstanding with a weighted average exercise price of $298.18 and a weighted average remaining term of 2 years, and 652,512 outstanding full value awards granted under the 2016 Plan scheduled to be settled in stock (including restricted stock, RSUs, and performance awards). In addition, as of March 13, 2026, 11,328,657 shares of our common stock were outstanding, and the closing price of our common stock was $54.29. We do not have any convertible equity or warrants outstanding. All share numbers that appear in this proposal reflect the 1-for-20 reverse stock split that was completed on November 9, 2020.

Summary of the Amended 2016 Plan

The following summary of the Amended 2016 Plan is qualified by reference to the full text thereof, which is attached as Appendix B to this proxy statement.

Shares Reserve

The aggregate number of shares of common stock reserved for awards under the Amended 2016 Plan is 2,780,701 shares. To the extent that an award is forfeited, cancelled, settled in cash, expires unexercised, lapses or the rights of a holder otherwise terminate, shares of common stock subject to such award will again become available for awards under the Amended 2016 Plan. Notwithstanding the forgoing, shares of common stock surrendered in payment of the exercise price or purchase price of an award, shares withheld for payment of applicable taxes associated with awards, and shares reacquired in the open market and otherwise using the proceeds of the exercise of options will not again be available for awards under the Amended 2016 Plan.

Award Limitations

Awards under the Amended 2016 Plan are subject to the following maximum limitations:

- No participant may receive in any one calendar year awards denominated in shares with respect to more than 200,000 shares of common stock.

- No participant may receive in any one calendar year options or stock appreciation rights with respect to more than 200,000 shares of common stock.

- No participant may be granted in any one calendar year cash awards having a grant date value in excess of $20,000,000.

- Any payment pursuant to a performance award will be paid no later than 10 years after the grant date of such award.

- No non-employee director may be granted, in any one calendar year, awards (valued as of the date of grant) and cash compensation granted under the Amended 2016 Plan or otherwise having an aggregate value in excess of $950,000.

Minimum Vesting Restrictions

Except for awards under the Amended 2016 Plan that are payable solely in cash, all awards under the Amended 2016 Plan are subject to a minimum vesting period of one year from the date of grant. Notwithstanding the forgoing, the one-year minimum vesting provisions do not apply to 5% of the total shares available for awards under the Amended 2016 Plan.

Stock Ownership Policy

Awards under the Amended 2016 Plan are subject to FET's Stock Ownership Requirements Policy, as described under "Executive and Director Stock Ownership Requirements" on page 16. The Stock Ownership Requirements Policy requires that our Chief Executive Officer maintain a level of ownership that is greater than or equal to five times his or her annual base salary. In addition, the Stock Ownership Requirements Policy includes similar holding requirements for our executive officers and directors, although at lower multiples of annual salary or retainer. Due to the significant share ownership requirements under the Stock Ownership Requirements Policy, we believe this policy is more effective at aligning the interests of our executive officers and our stockholders than imposing a minimum holding period on awards under the Amended 2016 Plan.

Eligibility

All employees and consultants of FET and its affiliates and all non-employee directors of FET are eligible for awards under the Amended 2016 Plan. As of March 13, 2026, our seven executive officers, eight non-executive directors, and approximately 1,700 other employees and consultants were eligible to receive awards under the Amended 2016 Plan.

Administration

The Amended 2016 Plan is administered by the Compensation and Human Capital Committee of FET's board of directors or any other committee that may be designated by the board of directors (the board of directors or such designated committee, as applicable, are referred to herein as the "Committee"). The Committee will select the employees, consultants and non-employee directors who will receive awards, determine the time that awards will be granted and the type and terms of awards to be granted, interpret and administer the Amended 2016 Plan, prescribe rules and regulations relating to the Amended 2016 Plan and to make all other determinations necessary or advisable for administering the Amended 2016 Plan. Our Chief Executive Officer may be delegated authority to administer the Amended 2016 Plan, including making awards thereunder, however, neither the board of directors nor the Committee may delegate to any person the authority to grant awards to, or take other action with respect to, participants who are subject to Section 16 of the Exchange Act.

Awards

Stock Options. Stock options are subject to such terms and conditions as may be established by the Committee and are not inconsistent with the Amended 2016 Plan. The option exercise price cannot be less than the fair market value per share of common stock on the date of grant, and stock options may not be exercised more than 10 years after the date of grant. Stock options granted to employees may be incentive stock options ("ISOs") under Section 422 of the Code, nonqualified stock options or a combination thereof. Only employees of FET or its parent and subsidiary corporations may be eligible for ISOs. The Committee may not reduce the exercise price of an outstanding option, exchange an option for cash, an option with a lower exercise price or a new award, or take any other action deemed to be a repricing under applicable New York Stock Exchange rules without stockholder approval.

Stock Appreciation Rights. The Committee may grant an award that is in the form of a stock appreciation right ("SAR"). SARs are the right to receive an amount of common stock or cash equal to the appreciation in value of a specified number of shares of common stock over a particular period of time. SARs are subject to such terms and conditions as may be established by the Committee and are not inconsistent with the Amended 2016 Plan. The SAR exercise price cannot be less than the fair market value per share of common stock on the date of grant, and SARs may not be exercised more than 10 years after the date of grant. The Committee may not reduce the exercise price of an outstanding SAR, exchange a SAR for cash, a SAR with a lower exercise price or a new award, or take any other action deemed to be a repricing under applicable New York Stock Exchange rules without stockholder approval.

Restricted Stock Award. The Committee may grant an award of common stock to participants subject to certain forfeiture restrictions. In addition to the minimum vesting requirements, such forfeiture restrictions may include (i) the attainment of one or more performance measures, (ii) the attainment of a specified employment term, (iii) the occurrence of an event or (iv) any combination of the above. The Committee has the sole discretion to determine forfeiture restrictions, which may vary among different participants and awards. Participants may receive dividends with respect to common stock subject to a restricted stock award and may vote such shares, but they may not sell, transfer, pledge, or otherwise dispose of the common stock until the forfeiture restrictions have lapsed. Notwithstanding the foregoing, no dividends may be paid to participants prior to the expiration of the forfeiture restrictions on the underlying shares of common stock. A participant is not required to make a payment for common stock received pursuant to a restricted stock award unless required by applicable law.

Restricted Stock Unit Award. The Committee may grant RSUs to participants, which may be payable in cash, shares of common stock or a combination thereof. RSUs will be subject to certain forfeiture restrictions. In addition to the minimum vesting requirements, such forfeiture restrictions may include (i) the attainment of one or more performance measures, (ii) the attainment of a specified employment term, (iii) the occurrence of an event or (iv) any combination of the above. The Committee has the sole discretion to determine forfeiture restrictions and it may vary the forfeiture restrictions for each award. In the Committee's discretion, cash dividend equivalents may be paid on restricted stock unit awards but the recipients of such awards will not otherwise be entitled to the privileges and rights of stockholders unless the award is denominated in common stock and until common stock is delivered to the participants. No dividend equivalents may be paid to participants prior to the expiration of the forfeiture restrictions on the underlying restricted stock units.

Bonus Stock Award. The Committee may grant participants unrestricted shares of common stock on such terms and conditions as the Committee shall determine. In its sole discretion, the Committee will determine the purchase price, if any, for common stock issued as a bonus stock award.

Performance Awards. A performance award is subject to the achievement of one or more performance measures over a performance period each as determined by the Committee. The Committee may grant a performance award consisting of any type of award or combination of awards. In its discretion, the Committee may adjust the amount of cash or shares payable pursuant to a performance award. A participant is not entitled to the privileges and rights of a stockholder for performance awards covering shares of common stock until such shares are delivered to the participant. The term "performance measures" means the measures established by the Committee that are to be achieved with respect to an award, which may be absolute, relative to one or more other companies, relative to one or more indices, or measured by reference to FET alone, an affiliate, an individual, a business unit of FET or an affiliate, or FET together with one or more of its affiliates.

Cash Award. The Committee may grant a performance award in cash. Any such cash award may be subject to performance measures as determined by the Committee.

Other Terms and Limitations

Transferability. Awards under the Amended 2016 Plan, other than ISOs, generally will not be transferable other than by will or the laws of descent and distribution, pursuant to a qualified domestic relations order or with the consent of the Committee. ISOs generally will not be transferable other than by will or the laws of descent and distribution and will be exercisable during the participant's lifetime only by such participant or the participant's guardian or legal representative.

Adjustments for Corporate Events. If FET recapitalizes, reclassifies its stock, or otherwise changes its capital structure, the number and class of shares of common stock or other property covered by an award shall be adjusted as if the grantee of such an award held the stock covered by the award immediately prior to the recapitalization, and the shares available for grant and share limits under the Amended 2016 Plan will also be adjusted to reflect the change.

In the event (i) of a merger, consolidation or reorganization, (ii) of a sale of substantially all of FET's assets, (iii) of liquidation of FET, (iv) of an acquisition by a person of more than 50% of FET's outstanding voting stock or (v) of a contested election where the members of FET's board of directors immediately prior to such contested election cease to constitute a majority of the board of directors, the Committee shall effect one or more of the following to prevent diminution or enlargement of the intended benefits under the Amended 2016 Plan: (a) accelerate the vesting and exercisability of awards; (b) require participants to surrender some or all of their outstanding awards in exchange for cash; or (c) make adjustments to the then outstanding awards (as well as shares available for grant under the Amended 2016 Plan and share-based Amended 2016 Plan limits) as the Committee deems appropriate to reflect the event, including adjusting the awards to include securities of the surviving or acquiring corporation or other property.

Change in Control. If a participant's employment with FET is terminated involuntarily by FET without cause by the participant for good reason within two years after a change in control of FET, then any award held by the participant at the time of termination that is not a performance award will become fully vested and exercisable and any such award that is a performance award shall become vested and deemed to be earned at the target level.

Clawback. Awards to our executive officers under the Amended 2016 Plan are subject to recoupment or clawback in the event of a financial restatement by FET to the extent that the Committee determines, in its discretion, that such restatement is a result of fraud or willful misconduct. Awards under the Amended 2016 Plan are also subject to FET's Rule 10D-1 clawback policy adopted in 2023 as described under "Corporate Governance—Clawback Policies" above. FET may adopt additional clawback policies and procedures, including those with retroactive effect.

Amendment and Termination. Our board of directors may terminate the Amended 2016 Plan at any time with respect to shares of common stock that have not been granted under the Amended 2016 Plan and may alter or amend the Amended 2016 Plan from time to time provided that no change in the Amended 2016 Plan materially impairs a participant's rights with respect to awards previously granted without the participant's consent. No amendment or alteration will be effective prior to stockholder approval to the extent the board of directors determines such approval is required by applicable laws, regulations or exchange requirements. Notwithstanding the foregoing, no award will be made under the Amended 2016 Plan after May 8, 2036.

Awards Granted Under the 2016 Plan and New Plan Benefits Under the Amended 2016 Plan

Awards Granted Under the 2016 Plan

No awards made under the Amended 2016 Plan prior to the date of annual meeting were granted subject to stockholder approval of this Proposal 3. The following table sets forth information with respect to outstanding stock options and SARs that have been granted to the NEOs and the specified groups set forth below under the 2016 Plan as of March 13, 2026.

Name and Principal Position	Stock Options
Neal A. Lux President and Chief Executive Officer	—
D. Lyle Williams EVP and Chief Financial Officer	2,206
John C. Ivascu EVP, General Counsel, Chief Compliance Officer and Corporate Secretary	—
All executive officers as a group (7 persons)	4,455
All non-executive directors as a group (8 persons)	—
All employees (other than executive officers) as a group 1,700 persons	—

New Plan Benefits Under the Amended 2016 Plan

Future awards to our officers and other employees under the Amended 2016 Plan will be made in accordance with future decisions of the Committee following the general guidelines of the Amended 2016 Plan. As a result, it is not possible to determine the benefits and amounts that will be received by any individual participant or group of participants in the future. Although not necessarily indicative of future grants that may be made under the Amended 2016 Plan, please see the "2025 Long-Term Incentives" section above with respect to awards under the 2016 Plan to our NEOs in 2025.

Federal Income Tax Consequences

The following is a summary of the U.S. federal income tax treatment applicable to us and the participants who receive awards under the Amended 2016 Plan based on the federal income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, or other tax laws other than U.S. federal income tax law. Because individual circumstances may vary, we recommend that all participants to consult their own tax advisor concerning the tax implications of awards granted under the Amended 2016 Plan.

Options

The Code provides that a participant receiving a nonqualified option ordinarily does not realize taxable income upon the grant of the option. A participant does, however, realize compensation income taxed at ordinary income tax rates upon the exercise of a nonqualified option to the extent that the fair market value of the common stock on the date of exercise exceeds the option price. When the participant sells the shares acquired pursuant to a nonqualified option, any gain or loss will be short-term or long-term capital gain or loss. For nonqualified options, FET is generally entitled to a federal income tax deduction in an amount equal to the ordinary income realized by the participant at the time of exercise.

The grant of an ISO does not result in taxable income to a participant. The exercise of an ISO also does not result in taxable income, provided that the circumstances satisfy the requirements in the Code. However, the exercise of an ISO may give rise to alternative minimum tax liability for the participant. In addition, if the participant does not dispose of the common stock acquired upon exercise of an ISO during the statutory holding period, then any gain or loss upon subsequent sale of the common stock will be a long-term capital gain or loss. The statutory holding period lasts until the later of two years from the date the ISO is granted or one year from the date the common stock is transferred to the participant pursuant to the exercise of the ISO. If these statutory holding requirements are not satisfied (a "disqualifying disposition"), then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the participant. Any gain in excess of that amount is capital gain, while any loss recognized will be a capital loss.

If the statutory holding period requirements for an ISO are satisfied, FET may not claim any federal income tax deduction upon either the exercise of the ISO or the subsequent sale of the common stock received upon exercise. If there is a disqualifying disposition, then FET is generally entitled to a federal income tax deduction in the amount of ordinary income recognized by the participant.

Restricted Stock and Bonus Stock

A participant acquiring a restricted stock award or a bonus stock award will generally recognize ordinary income equal to the fair market value of the shares on the vesting date of the restricted stock or the grant date of bonus stock, less the amount paid, if any, by the participant. Under Section 83(b) of the Code, a participant may elect to include in ordinary income at the time restricted stock is first issued, the excess of the fair market value of the stock at the time of issuance over the amount paid, if any, by the participant. In this event, any subsequent change in the value of the shares will be recognized for tax purposes as capital gain or loss upon disposition of the shares. Absent a Section 83(b) election, any cash dividends or other distributions paid with respect to the restricted stock will be included in the participant's ordinary income as compensation at the time of receipt and subsequent appreciation or depreciation will be recognized as capital gain or loss. FET will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount that a participant recognizes ordinary income from restricted stock or bonus stock awards under the Amended 2016 Plan.

Stock Appreciation Rights and Restricted Stock Units

Generally, a participant will not recognize any taxable income upon the award of SAR or restricted stock unit. At the time the participant receives the payment for the SAR or the restricted stock unit, the fair market value of shares of common stock or the amount of any cash received in payment for such awards generally is taxable compensation to the participant as ordinary income. FET will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount that a participant recognizes ordinary income from SARs or restricted stock units under the Amended 2016 Plan.

Performance Awards and Cash Awards

A participant will generally not recognize any taxable income upon the grant of performance awards or cash awards. Upon settlement of such awards, participants normally will recognize ordinary income in the year of receipt equal to the amount of cash and the fair market value of any common stock received. FET will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount that a participant recognizes ordinary income from performance awards or cash awards under the Amended 2016 Plan.

Certain Tax Code Limitations on Deductibility

Section 162(m) of the Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1,000,000 in any taxable year after 2017 to any individual who, in 2017 or later, is a company's principal executive officer, principal financial officer or any of a company's three other most highly compensated executive officers (other than the principal executive officer or the principal financial officer).

The exercisability of an option or SAR, the elimination of restrictions on restricted stock, or the payment of bonus stock awards, performance awards or RSUs, may be accelerated as a result of a change in control. If any of the foregoing occurs, and the total parachute payments to the participant are not sufficiently reduced under terms of the Amended 2016 Plan, an excess parachute payment under the Code could result, triggering a 20% excise tax (in addition to income tax otherwise owed) payable by the participant. FET will not be entitled to a deduction for that portion of any "parachute payment" that is subject to the excise tax.

Section 409A

Section 409A to the Code generally provides that any deferred compensation arrangement which does not meet specific requirements regarding timing of payouts, advance election of deferrals and restrictions on acceleration of payouts results in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. In addition, tax on the amounts included in income as a result of not complying with Section 409A are increased by an interest component as specified by statute, and the amounts included in income are also subject to a 20% excise tax. FET intends that any awards granted under the Amended 2016 Plan be exempt from or satisfy the requirements of Section 409A to avoid the imposition of excise tax thereunder.

PROPOSAL 4: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP ("Deloitte & Touche") has been appointed by the Audit Committee as the independent registered public accounting firm for us and our subsidiaries for the year ending December 31, 2026. This selection is being presented to the stockholders for ratification. Deloitte & Touche has been the independent registered public accounting firm for the Company since 2019. Representatives of Deloitte & Touche are expected to be present at the annual meeting and will be provided an opportunity to make a statement if they desire to do so and to respond to appropriate questions from stockholders.

Vote Required and Board Recommendation

If a quorum is present at the annual meeting, the ratification of the selection of Deloitte & Touche requires the affirmative vote of at least a majority of the shares of our common stock present in person or by proxy at the meeting and entitled to vote. **Your board of directors recommends a vote "FOR" such ratification.**

Although stockholder ratification is not required by our bylaws or otherwise, the board of directors is submitting this proposal for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection of Deloitte & Touche as our independent registered public accounting firm, it is not anticipated that Deloitte & Touche will be replaced in 2026. Such lack of approval will, however, be considered by the Audit Committee in selecting our independent registered public accounting firm for 2027. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by Deloitte & Touche in 2025 and 2024.

(In thousands)	2025	2024
Audit Fees[1]	$2,879	$3,522
Audit-Related Fees	—	—
Tax Fees[2]	—	—
All Other Fees[3]	2	2
Total	$2,881	$3,524

(1) Audit Fees consisted of fees for audit services, which related to the consolidated audit, quarterly reviews, registration statements, comfort letters, statutory and subsidiary audits and services normally provided by the independent registered public accountant in connection with statutory and regulatory filings.

(2) Tax fees consisted primarily of fees for tax services.

(3) All Other Fees consisted of accounting research tool subscription fees.

The Audit Committee preapproves all audit, review or attest engagements and permissible non-audit services to be performed by our independent registered public accounting firm, subject to, and in compliance with, the de minimis exception for non-audit services described in applicable provisions of the Exchange Act and applicable SEC rules. All services provided by Deloitte & Touche in 2025 were preapproved by the Audit Committee.

AUDIT COMMITTEE REPORT

The Audit Committee currently consists of Ms. Evelyn M. Angelle (Chairperson), and Messrs. John A. Carrig, Paul E. Rowsey III and Mark W. Smith. The Audit Committee's purpose is to assist the board of directors in overseeing (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the qualifications, independence and performance of our independent auditors and (4) the effectiveness and performance of our internal audit function. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us. The board of directors has determined that the members of the Audit Committee are independent under applicable provisions of the Exchange Act and NYSE listing standards.

Our management is responsible for preparing our financial statements, and the independent auditors are responsible for auditing those financial statements and the effectiveness of the Company's internal controls over financial reporting, and issuing a report thereon. Accordingly, the Audit Committee's responsibility is one of oversight. In this context, the Audit Committee discussed with Deloitte & Touche LLP, our independent registered public accounting firm for fiscal year 2025, the matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board and the SEC. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process. The Audit Committee also discussed with Deloitte & Touche LLP its independence from us and received from Deloitte & Touche LLP the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence. This discussion and disclosure informed the Audit Committee of the independence of Deloitte & Touche LLP and assisted the Audit Committee in evaluating such independence. The Audit Committee also considered whether the provision of services by Deloitte & Touche LLP not related to the audit of our financial statements and to the review of our interim financial statements is compatible with maintaining the independence of Deloitte & Touche LLP. In determining whether to reappoint Deloitte & Touche LLP as the Company's independent auditor, the Audit Committee took into consideration a number of other factors, including the length of time the firm has been engaged, the firm's capability and expertise in handling the breadth and complexity of the Company's global operations, including the expertise and capability of the Lead Audit Partner, historical and recent performance, including the extent and quality of Deloitte & Touche LLP's communications with the Audit Committee, data related to audit quality and performance, including recent Public Company Accounting Oversight Board inspection reports on the firm, and the appropriateness of Deloitte & Touche LLP's fees, both on an absolute basis and as compared with the Company's peers.

Finally, the Audit Committee reviewed and discussed our audited financial statements with our management, our internal auditors and Deloitte & Touche LLP. The Audit Committee discussed with, and received regular status reports from, the Company's Chief Financial Officer, Vice President - Internal Audit and Deloitte & Touche LLP on the overall scope and plans for their audits of the Company, including their scope and plans for evaluating the effectiveness of internal control over financial reporting. In addition, the Audit Committee meets with the Chief Financial Officer, Vice President - Internal Audit and Deloitte & Touche LLP, with and without management present, to discuss the results of their respective audits, in addition to private meetings with the General Counsel and Chief Compliance Officer. Our management informed the Audit Committee that our audited financial statements had been prepared in accordance with accounting principles generally accepted in the United States. Based on the review and discussions referred to above, and such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the board of directors, and the board of directors has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2025.

Respectfully submitted,

Evelyn M. Angelle, *Chairperson*
John A. Carrig
Paul E. Rowsey III
Mark W. Smith

ADDITIONAL INFORMATION

Stockholder Proposals for the 2027 Annual Meeting

To be included in the proxy materials for the 2027 Annual Meeting of Stockholders, stockholder proposals that are submitted pursuant to Rule 14a-8 of the Exchange Act must be received by us no later than November 27, 2026. Such proposals must comply with the requirements of Rule 14a-8. Proxies granted in connection with that annual meeting may confer discretionary authority to vote on any stockholder proposal or nomination presented at that meeting that is not included in our proxy materials.

Our bylaws provide the manner in which stockholders may give notice of business and director nominations to be brought before an annual meeting (which includes the information required under Rule 14a-19 of the Exchange Act). In order for an item to be properly brought before the meeting by a stockholder, the stockholder must be a holder of record at the time of the giving of notice and must be entitled to vote at the annual meeting. The item to be brought before the meeting must be a proper subject for stockholder action, and the stockholder must have given timely advance written notice of the item. For notice to be timely, it must be delivered to our Secretary at our principal executive offices no later than close of business on the 90th day prior to the anniversary of the prior year's annual meeting date but not earlier than the 120th day prior to such anniversary date. Accordingly, for the 2027 Annual Meeting of stockholders, notice will have to be delivered to our Secretary at our principal offices no earlier than January 8, 2027 or later than February 8, 2027. If, however, the scheduled annual meeting date is more than 30 days before or more than 70 days after the first anniversary of the prior year's annual meeting date, then notice of an item to be brought before the annual meeting will be timely if it is so delivered not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting was first made. The notice must set forth the information required by the provisions of our bylaws dealing with stockholder proposals and nominations of directors.

All notices and other stockholder proposals should be directed to John C. Ivascu, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, Forum Energy Technologies, Inc., 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064.

Discretionary Voting of Proxies on Other Matters

Management does not intend to bring before the annual meeting any matters other than those disclosed in the notice of annual meeting of stockholders attached to this proxy statement, and it does not know of any business that persons other than management intend to present at the meeting. If any other matters are properly presented at the annual meeting for action, the persons named in the enclosed form of proxy and acting thereunder generally will have discretion to vote on those matters in accordance with their best judgment.

Annual Report on Form 10-K

Copies of our annual report on Form 10-K for the year ended December 31, 2025, as filed with the SEC, are available without charge to stockholders upon request to Mr. Rob Kukla, Director - Investor Relations, Forum Energy Technologies, Inc., 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064.

Householding

Unless we receive contrary instructions, the SEC permits a single copy of the Notice or proxy materials, consisting of this proxy statement and our Annual Report on Form 10-K, to be sent to any household at which two or more stockholders reside if they appear to be members of the same family. This procedure, referred to as householding, reduces the volume of duplicate information stockholders receive and reduces mailing and printing expenses. While the Company does not household, a number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more stockholders reside, you will likely be receiving only one copy of the Notice or proxy materials unless any stockholder at that address has given the broker contrary instructions. If any such beneficial stockholder residing at such an address, however, wishes to receive a separate copy of the Notice or proxy materials in the future, or if any such beneficial stockholder that elected to continue to receive separate copies of the Notice wishes to receive a single copy of the Notice or proxy materials in the future, that stockholder should contact their broker. You may also send a request for, and we will promptly deliver, a separate copy of the Notice or proxy materials to a beneficial stockholder at a shared address to which a single copy of the Notice or proxy materials was delivered by calling or writing our Corporate Secretary at the following address and telephone number: John C. Ivascu, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, Forum Energy Technologies, Inc., 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064, telephone number (713) 351-7900.

APPENDIX A
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(in thousands)		For the year ended December 31, 2025		For the year ended December 31, 2024
Net income (loss) attributable to common stockholders	$	(9,660)	$	(135,326)
Interest expense		18,312		31,490
Depreciation and amortization		33,755		53,717
Income tax expense		26,247		6,900
EBITDA as reported		**68,654**		**(43,219)**
% of revenue		*8.7 %*		*(5.3)%*
Restructuring, transaction and other costs		4,592		3,756
Inventory and other working capital adjustments		19,626		(257)
Transaction expense		546		7,725
Impairment of intangible assets		—		119,123
Gain on sale-leaseback transactions		(11,182)		(4,860)
Stock-based compensation expense		9,018		7,176
Loss on extinguishment of debt		—		2,854
Loss (gain) on foreign exchange and other, net		(4,851)		7,679
EBITDA as adjusted (1)	**$**	**86,403**	**$**	**99,977**
% of revenue		*10.9 %*		*12.2 %*
Free cash flow, before acquisitions, reconciliation				
Net cash provided by operating activities	$	70,402	$	92,191
Capital expenditures for property and equipment		(6,015)		(8,145)
Proceeds from sale-leaseback transactions		14,574		20,324
Proceeds from the sale of property and equipment		1,007		703
Free cash flow, before acquisitions (2)	**$**	**79,968**	**$**	**105,073**

(1) The Company believes that the presentation of EBITDA and adjusted EBITDA are useful to the Company's investors because the Company believes EBITDA is an appropriate measure of evaluating the Company's operating performance and liquidity that reflects the resources available for strategic opportunities including, among others, investing in the business, strengthening the balance sheet, repurchasing the Company's securities and making strategic acquisitions. In addition, EBITDA and adjusted EBITDA are widely used benchmarks in the investment community.

(2) The Company believes free cash flow, before acquisitions is an important measure because it encompasses both profitability and capital management in evaluating results.

APPENDIX B

FORUM ENERGY TECHNOLOGIES, INC.
2016 SECOND AMENDED AND RESTATED STOCK AND INCENTIVE PLAN

(As Established Effective as of May 12, 2020)

(As proposed to be amended)

I. PURPOSE OF THE PLAN

The purpose of the **FORUM ENERGY TECHNOLOGIES, INC. 2016 STOCK AND INCENTIVE PLAN** (the "*Plan"*) is to provide a means through which FORUM ENERGY TECHNOLOGIES, INC., a Delaware corporation (the "*Company"*), and its Affiliates may attract able persons to serve as Directors or Consultants or to enter the employ of the Company and its Affiliates and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of the Company and its Affiliates rest, and whose present and potential contributions to the Company and its Affiliates are of importance, can acquire and maintain stock ownership and receive cash awards, thereby strengthening their concern for the long-term welfare of the Company and its Affiliates. A further purpose of the Plan is to provide such individuals with additional incentive and reward opportunities designed to enhance the profitable growth of the Company and its Affiliates over the long term. Accordingly, the Plan provides for granting Options, Stock Appreciation Rights, Restricted Stock Awards, Performance Awards, Restricted Stock Unit Awards, Bonus Stock Awards, Cash Awards or any combination of the foregoing, as is best suited to the circumstances of the particular Employee, Consultant, or Director as provided herein.

II. DEFINITIONS

The following definitions shall be applicable throughout the Plan unless specifically modified by any paragraph:

(a)   "*Affiliate"* means any corporation, partnership, limited liability company or partnership, association, trust, or other organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization or (ii) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities or by contract or otherwise.

(b)   "*Award"* means, individually or collectively, any Option, Stock Appreciation Right, Restricted Stock Award, Performance Award, Restricted Stock Unit Award, Bonus Stock Award or Cash Award.

(c)   "*Board"* means the Board of Directors of the Company.

(d)   "*Bonus Stock Award"* means an Award granted under Paragraph XI of the Plan.

(e)   "*Cash Award"* means a Performance Award denominated in cash.

(f)   "*Cause"* shall mean a determination by the Company that the Participant (i) has engaged in gross negligence or willful misconduct in the performance of the Participant's duties with respect to the Company or any of its Affiliates, (ii) has materially breached any provision of any written agreement or corporate policy or code of conduct established by the Company or any of its Affiliates, (iii) has willfully engaged in conduct that is materially injurious to the Company or any of its Affiliates, or (iv) has been convicted of, pleaded no contest to or received adjudicated probation or deferred adjudication in connection with a felony involving fraud, dishonesty or moral turpitude (or a crime of similar import in a foreign jurisdiction).

(g)   "***Change in Control***" shall have the meaning assigned to such term in Exhibit A to the Plan.

(h)   "***Code***" means the Internal Revenue Code of 1986, as amended from time to time, together with rules, regulations and interpretations promulgated thereunder. Reference in the Plan to any Section of the Code shall be deemed to include any amendments or successor provisions to such Section and any regulations under such Section.

(i)   "***Committee***" means the Compensation Committee of the Board, unless and until the Board designates a different committee to serve as the administrator of the Plan under Paragraph IV(a).

(j)   "***Common Stock***" means the common stock, par value $.01 per share, of the Company, or any security into which such common stock may be changed by reason of any transaction or event of the type described in Paragraph XII.

(k)   "***Company***" means Forum Energy Technologies, Inc., a Delaware corporation.

(l)   "***Consultant***" means any person who is not an Employee or a Director and who is providing advisory or consulting services to the Company or any Affiliate.

(m)   "***Corporate Change***" shall have the meaning assigned to such term in Paragraph XII(c) of the Plan.

(n)   "***Director***" means an individual who is a non-employee member of the Board.

(o)   "***Effective Date***" has the meaning set forth in Paragraph III of the Plan.

(p)   "***Employee***" means any person in an employment relationship with the Company or any Affiliate.

(q)   "***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

(r)   "***Fair Market Value***" means, as of any specified date, the closing price of the Common Stock, if the Common Stock is listed on a national stock exchange registered under Section 6(a) of the Exchange Act, reported on the stock exchange composite tape on that date (or such other reporting service approved by the Committee); or, if no closing price is reported on that date, on the last preceding date on which such closing price of the Common Stock is so reported. If the Common Stock is traded over the counter at the time a determination of its fair market value is required to be made hereunder, its fair market value shall be deemed to be equal to the average between the reported high and low or closing bid and asked prices of Common Stock on the most recent date on which Common Stock was publicly traded. In the event Common Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its fair market value shall be made by the Committee in such manner as it deemed appropriate and as is consistent with the requirements of Section 409A of the Code.

(s)   "***Forfeiture Restrictions***" shall have the meaning assigned to such term in Paragraph VIII with respect to Restricted Stock or Paragraph X with respect to Restricted Stock Units, as applicable.

(t)   "***Good Reason***" shall have the meaning assigned to such term in the applicable Award agreement, or, if the Award agreement does not define Good Reason, Good Reason shall mean the occurrence of any of the following events without the Participant's consent: (i) a material reduction in the Participant's base rate of compensation from that in effect prior to the Change in Control, (ii) a material diminution in the Participant's authority, duties or responsibilities from those in effect prior to the Change in Control or (iii) the involuntary relocation of the geographic location of the Participant's principal place of employment by more than 75 miles from the location of the Participant's principal place of employment prior to the Change in Control. Notwithstanding the foregoing, any assertion by a Participant of a termination of employment for Good Reason shall not be effective unless: (x) the Participant provides written notice to the Company of such condition within 45 days of the initial existence of the condition; (y) the condition specified in such notice must remain uncorrected for 30 days after receipt of such notice by the Company; and (z) the date of the Participant's termination of employment must occur within 90 days after the initial existence of the condition specified in such notice.

(u) "***Incentive Stock Option***" means an incentive stock option within the meaning of Section 422 of the Code.

(v) "***Minimum Restrictions***" shall have the meaning assigned to such term in Paragraph V(a) of the Plan.

(w) "***Nonqualified Stock Option***" means an Option that is not intended to comply with the requirements set forth in Section 422 of the Code.

(x) "***Option***" means an Award granted under Paragraph VII of the Plan and includes both Incentive Stock Options and Nonqualified Stock Options.

(y) "***Option Agreement***" means a written agreement between the Company and a Participant with respect to an Option.

(z) "***Participant***" means an Employee, Consultant, or Director who has been granted an Award.

(aa) "***Performance Award***" means an Award granted under Paragraph IX of the Plan.

(bb) "***Performance Award Agreement***" means a written agreement between the Company and a Participant with respect to a Performance Award.

(cc) "***Performance Measure***" means one or more performance measures established by the Committee that are based on (i) the price of a share of Common Stock, (ii) earnings per share, (iii) market share, (iv) sales, (v) operating income or operating income margin, (vi) net income or net income margin (before or after taxes), (vii) cash flow or return on investment, (viii) the earnings or earnings margin before or after interest, taxes, depreciation, and/or amortization, (ix) the economic value added, (x) the return on capital, assets, or stockholders' equity, (xi) the total stockholders' return, (xii) working capital efficiency, (xiii) safety performance, (xiv) after-tax operating income, (xv) capital efficiency, (xvi) cash from operations, (xvii) cost ratios, (xviii) cost reductions, (xix) customer growth, (xx) debt reduction, (xxi) earnings per share growth, (xxii) increase in cash flow, (xxiii) increase in cash flow return, (xxiv) increased revenue, (xxv) internal rate of return, (xxvi) net cash flow, (xxvii) net cash flow before financing activities, (xxviii) net income per share, (xxix) proceeds from dispositions, (xxx) project completion time and budget goals, (xxxi) return on equity, (xxxii) return on net assets, (xxxiii) return on capital compared to cost of capital, (xxxiv) return on capital employed, (xxxv) return on invested capital, (xxxvi) revenue ratios, (xxxvii) shareholder value, (xxxviii) total market value, (xxxix) such other criteria as determined by the Committee or (xl) any combination of the foregoing. The performance measures described in the preceding sentence may be absolute, relative to one or more other companies, relative to one or more indices, or measured by reference to the Company alone, an Affiliate, an individual, a business unit of the Company or an Affiliate, or the Company together with one or more of its Affiliates. Unless otherwise stated, such Performance Measures need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). The Committee may provide that any evaluation of performance may include or exclude any of the following events that occurs during a performance period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary items as described in FASB ASC Topic No. 360 and/or nonrecurring, unusual or special items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders, Form 10-K or Form 10-Q for the applicable period, (f) acquisitions or divestitures, (g) foreign exchange gains and losses, (h) regulatory requirements, (i) settlement of hedging activities, and (j) other specified significant extraordinary items or events.

(dd)   "***Plan***" means the Forum Energy Technologies, Inc. 2016 Stock and Incentive Plan, effective as of May 17, 2016 and as thereafter amended and restated.

(gg)   "***Required Delay Period***" shall have the meaning assigned to such term in Paragraph XV(c) of the Plan

(hh)   "***Restricted Stock Agreement***" means a written agreement between the Company and a Participant with respect to a Restricted Stock Award.

(ii)   "***Restricted Stock Award***" means an Award granted under Paragraph VIII of the Plan.

(jj)   "***Restricted Stock Unit***" means a unit evidencing the right to receive in specified circumstances one share of Common Stock or in the sole discretion of the Committee, an equivalent value in cash that is restricted or subject to forfeiture provisions.

(kk)   "***Restricted Stock Unit Award***" means an Award granted under Paragraph X of the Plan.

(ll)   "***Restricted Stock Unit Award Agreement***" means a written agreement between the Company and a Participant with respect to a Restricted Stock Unit Award.

(mm)   "***Rule 16b-3***" means Securities Exchange Commission Rule 16b-3 promulgated under the Exchange Act, as such may be amended from time to time, and any successor rule, regulation, or statute fulfilling the same or a similar function.

(nn)   "***Stock Appreciation Right***" means a right to acquire, upon exercise of the right, Common Stock and/or, in the sole discretion of the Committee, cash having an aggregate value equal to the then excess of the Fair Market Value of the shares with respect to which the right is exercised over the exercise price therefor. The Committee shall retain final authority to determine whether a Participant shall be permitted, and to approve an election by a Participant, to receive cash in full or partial settlement of a Stock Appreciation Right.

(oo)   "***Stock Appreciation Right Agreement***" means a written agreement between the Company and Participant with respect to a Stock Appreciation Right.

III. EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan as amended and restated herein will be submitted to the stockholders of the Company for approval at the 2020 annual meeting of the stockholders and, if approved, shall be effective as of the date of such approval (the "***Effective Date***"). If the stockholders of the Company should fail to so approve the Plan at such meeting, the Plan as amended and restated herein shall terminate and cease to be of any further force or effect, and all grants of Awards hereunder, if any, shall be null and void, and the Plan as in effect immediately prior to the amendment and restatement herein and prior to the stockholder vote shall remain in effect. No Award shall be made under the Plan after May 8, 2036.

Subject to the provisions of Paragraph XIV, the Plan shall remain in effect until all Options and Stock Appreciation Rights granted under the Plan have been exercised or expired, all Restricted Stock Awards and Restricted Stock Unit Awards granted under the Plan have vested or been forfeited, and all Performance Awards, Bonus Stock Awards and Cash Awards have been satisfied or expired.

IV. ADMINISTRATION

(a)   <u>**Composition of Committee**</u>.   The   Plan   shall   be   administered   by   the Committee; *provided, however*, that (i) any and all members of the Committee shall satisfy any independence requirements prescribed by any stock exchange on which the Company lists its Common Stock; and (ii) Awards may be granted to individuals who are subject to Section 16(b) of the Exchange Act only if the Committee is comprised solely of two or more "Non-Employee Directors" as defined in Securities and Exchange Commission Rule 16b-3 (as amended from time to time, and any successor rule, regulation or statute fulfilling the same or similar function); *provided, however*, that if any such committee member is found not to have met the qualification requirements set forth in clause (ii) above, any actions taken or Awards granted by such committee shall not be invalidated by such failure to so qualify. In the absence of the Board's appointment of a committee to administer the Plan, the Board shall serve as the Committee.

(b)   **Powers**. Subject to the express provisions of the Plan, the Committee shall have authority, in its discretion, to (i) determine which Employees, Consultants, or Directors shall receive an Award, (ii) determine the time or times when such Award shall be made, the type of Award that shall be made, the number of shares to be subject to each Award or the value of each Award, and (iii) to accelerate the vesting or exercisability of an Award, eliminate or make less restrictive any restrictions contained in an Award or waive any restriction or other provision of the Plan or an Award. In making such determinations, the Committee shall take into account the nature of the services rendered by the respective Employees, Consultants, or Directors, their present and potential contribution to the Company's success, and such other factors as the Committee in its sole discretion shall deem relevant. No dividends or dividend equivalents with respect to any Award shall be payable prior to the vesting of such Award or prior to the expiration of the Forfeiture Restrictions applicable to such Award, and in the event an Award is forfeited, any dividends or dividend equivalents with respect to such Award shall also be forfeited.

(c)   **Additional Powers**. The Committee shall have such additional powers as are delegated to it by the other provisions of the Plan. Subject to the express provisions of the Plan, this shall include the power to construe the Plan and the respective agreements executed hereunder, to prescribe rules and regulations relating to the Plan, to determine the terms, restrictions, and provisions of the agreement relating to each Award, including such terms, restrictions, and provisions as shall be requisite in the judgment of the Committee to cause designated Options to qualify as Incentive Stock Options, and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any agreement relating to an Award in the manner and to the extent the Committee shall deem expedient to carry the Plan or any such agreement into effect. All determinations and decisions made by the Committee on the matters referred to in this Paragraph IV and in construing the provisions of the Plan shall be conclusive.

(d)   **Delegation of Authority by the Committee**. Notwithstanding the preceding provisions of this Paragraph IV or any other provision of the Plan to the contrary, subject to the constraints of applicable law, the Committee may from time to time, in its sole discretion, delegate to the Chief Executive Officer of the Company the administration (or interpretation of any provision) of the Plan, and the right to grant Awards under the Plan, insofar as such administration (and interpretation) and power to grant Awards relates to any person who is not subject to Section 16 of the Exchange Act (including any successor Section to the same or similar effect). Any such delegation may be effective only so long as the Chief Executive Officer of the Company is a Director, and the Committee may revoke such delegation at any time. The Committee may put any conditions and restrictions on the powers that may be exercised by the Chief Executive Officer of the Company upon such delegation as the Committee determines in its sole discretion. In the event of any conflict in a determination or interpretation under the Plan as between the Committee and the Chief Executive Officer of the Company, the determination or interpretation, as applicable, of the Committee shall be conclusive.

V. SHARES SUBJECT TO THE PLAN; AWARD LIMITS; GRANT OF AWARDS

(a)   **Shares Subject to the Plan and Award Limits**. Subject to adjustment in the same manner as provided in Paragraph XII with respect to shares of Common Stock subject to Options then outstanding, the aggregate maximum number of shares of Common Stock that may be issued under the Plan, and the aggregate maximum number of shares of Common Stock that may be issued under the Plan through Incentive Stock Options, shall not exceed 2,155,701 2,780,701 shares. To the extent that an Award is forfeited, cancelled, settled in cash, expires unexercised, lapses or the rights of its holder otherwise terminate, any shares of Common Stock subject to such Award shall again be available for the grant of an Award under the Plan. Notwithstanding the forgoing, shares surrendered in payment of the exercise price or purchase price of an Award, shares withheld for payment of applicable employment taxes and/or withholding obligations associated with an Award, and shares reacquired in the open market or otherwise using the cash proceeds from the exercise of Options shall not again be available for the grant of an Award under the Plan. For the avoidance of doubt, with respect to Options and Stock

Appreciation Rights that are settled in shares of Common Stock, the number of Options and Stock Appreciation Rights exercised shall be counted in full against the number of shares available for Awards under the Plan regardless of the number of Common Shares issued upon settlement of Options and Stock Appreciation Rights. Notwithstanding any provision in the Plan to the contrary, the following limitations shall apply to all Awards made hereunder:

(i)   the maximum number of shares of Common Stock that may be subject to Awards denominated in shares of Common Stock granted to any one individual during any calendar year may not exceed 200,000 shares of Common Stock;

(ii)   no Participant may be granted during any calendar year Awards consisting of Options or Stock Appreciation Rights that are exercisable for more 200,000 shares of Common Stock;

(iii)   no Participant may be granted during any calendar year Cash Awards having a value determined on the date of grant in excess of $20,000,000;

(iv)   any payment due with respect to a Performance Award shall be paid no later than 10 years after the date of grant of such Performance Award; and

(v)   Awards to Directors shall not be made in any year in which a sufficient number of shares of Common Stock are not available to make such Awards under the Plan, and no Director may be granted during any calendar year Awards under the Plan (valued as determined on the date of grant) and cash compensation granted under the Plan or otherwise having an aggregate value in excess of $950,000.

Subject to Paragraph XII hereof, any Award other than an Award that is payable solely in cash shall have a minimum restricted period or vesting period of one year from the date of grant (the "*Minimum Restrictions*"). The foregoing notwithstanding, 5% of the total number of shares of Common Stock that may be issued under the Plan shall not be subject to the Minimum Restrictions. Notwithstanding any provision of the Plan to the contrary, each share of Common Stock acquired under this Plan must be held and transferred in compliance with the Forum Energy Technologies, Inc. Stock Ownership Requirements Policy.

A Participant may be granted Awards in combination such that portions of the Award are subject to differing limitations set out in the clauses in this Paragraph V(a), in which event each portion of the combination Award is subject only to a single appropriate limitation in the clauses above. For example, if an Employee Participant is granted a Performance Award that is in part a stock-based Award and in part a Cash Award, then the stock-based awards shall only be subject to the limitation in clauses (i) and (ii) and the Cash Award shall be subject only to the limitation in clause (iii).

(b)   **Stock Offered**. Subject to the limitations set forth in Paragraph V(a), the stock to be offered pursuant to the grant of an Award may be authorized but unissued Common Stock or Common Stock previously issued and outstanding and reacquired by the Company. Any of such shares which remain unissued and which are not subject to outstanding Awards at the termination of the Plan shall cease to be subject to the Plan but, until termination of the Plan, the Company shall at all times make available a sufficient number of shares to meet the requirements of the Plan. The shares of the Company's stock to be issued pursuant to any Award may be represented by physical stock certificates or may be uncertificated. Notwithstanding references in the Plan to certificates, the Company may deliver uncertificated shares of Common Stock in connection with any Award.

VI. ELIGIBILITY

Awards may be granted only to persons who, at the time of grant, are Employees, Consultants, or Directors. An Award may be granted on more than one occasion to the same person.

VII. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

(a) **Exercise Period**. The term of each Option and Stock Appreciation Right shall be as specified by the Committee at the date of grant, but in no event shall the term exceed 10 years.

(b) **Limitations on Exercise**. Subject to the Minimum Restrictions, Options and Stock Appreciation Rights shall be exercisable in whole or in such installments and at such times as determined by the Committee.

(c) **Special Limitations on Incentive Stock Options**. An Incentive Stock Option may be granted only to an individual who is employed by the Company or any parent or subsidiary corporation (as defined in Section 424 of the Code) of the Company at the time the Option is granted. To the extent that the aggregate fair market value (determined at the time the respective Incentive Stock Option is granted) of stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year under all incentive stock option plans of the Company and its parent and subsidiary corporations exceeds $100,000, such Incentive Stock Options shall be treated as Nonqualified Stock Options. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury regulations, and other administrative pronouncements, which of a Participant's Incentive Stock Options will not constitute Incentive Stock Options because of such limitation and shall notify the Participant of such determination as soon as practicable after such determination. No Incentive Stock Option shall be granted to an individual if, at the time the Option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its parent or subsidiary corporation, within the meaning of Section 422(b)(6) of the Code, unless (i) at the time such Option is granted, the option price is at least 110% of the Fair Market Value of the Common Stock subject to the Option and (ii) such Option by its terms is not exercisable after the expiration of five years from the date of grant. Except as otherwise provided in Sections 421 or 422 of the Code, an Incentive Stock Option shall not be transferable otherwise than by will or the laws of descent and distribution and shall be exercisable during the Participant's lifetime only by such Participant or the Participant's guardian or legal representative.

(d) **Option Agreement; Stock Appreciation Right Agreement**. Each Option shall be evidenced by an Option Agreement in such form and containing such provisions not inconsistent with the provisions of the Plan as the Committee from time to time shall approve, including, without limitation, provisions to qualify an Option as an Incentive Stock Option under Section 422 of the Code. Each Stock Appreciation Right shall be evidenced by a Stock Appreciation Right Agreement. Each Option Agreement and Stock Appreciation Right Agreement may specify the effect of termination of (i) employment, (ii) the consulting or advisory relationship or (iii) membership on the Board, as applicable, or a Change in Control on the exercisability of the Option or Stock Appreciation Right. An Option Agreement may provide for the payment of the exercise price, in whole or in part, by the delivery of a number of shares of Common Stock (plus cash if necessary) having a Fair Market Value equal to such exercise price. Moreover, an Option Agreement may provide for a "cashless exercise" of the Option by establishing procedures satisfactory to the Committee with respect thereto. Further, an Option Agreement may provide, on such terms and conditions as the Committee in its sole discretion may prescribe, for the grant of a Stock Appreciation Right in connection with the grant of an Option and, in such case, the exercise of the Stock Appreciation Right shall result in the surrender of the right to purchase a number of shares under the Option equal to the number of shares with respect to which the Stock Appreciation Right is exercised (and vice versa). In the case of any Stock Appreciation Right that is granted in connection with an Incentive Stock Option, such right shall be exercisable only when the Fair Market Value of the Common Stock exceeds the exercise price specified therefor in the Option or the portion thereof to be surrendered. The terms and conditions of the respective Option Agreements and Stock Appreciation Right Agreements need not be identical. Subject to the consent of the Participant, the Committee may, in its sole discretion, amend an outstanding Option Agreement and Stock Appreciation Right Agreement from time to time in any manner that is not inconsistent with the provisions of the Plan.

(e) **Exercise Price and Payment**. The exercise price shall be determined by the Committee but, subject to adjustment as provided in Paragraph XII, such exercise price shall not be less than the Fair Market Value of a share of Common Stock on the date an Option is granted. An Option, Stock Appreciation Right or portion thereof may be exercised by delivery of an irrevocable notice of exercise to the Company, as specified by the Committee. The exercise price shall be paid in full in the manner prescribed by the Committee. Separate stock certificates shall be issued by the Company for those shares acquired pursuant to the exercise of an Incentive Stock Option and for those shares acquired pursuant to the exercise of any Nonqualified Stock Option.

(f) **Restrictions on Repricing of Options**. Except as provided in Paragraph XII, the Committee may not, without approval of the stockholders of the Company, lower the exercise price of an Option or Stock Appreciation Right after the date of grant nor may any outstanding Option or Stock Appreciation Right granted under the Plan be surrendered to the Company as consideration for the grant of a new Option with a lower exercise price, cash or a new Award. Any other action that is deemed to be a repricing under any applicable rule of the New York Stock Exchange shall be prohibited unless there is prior approval by the stockholders of the Company.

(g) **Stockholder Rights and Privileges**. The Participant shall be entitled to all the privileges and rights of a stockholder only with respect to such shares of Common Stock delivered to the Participant after exercise of an Option.

(h) **Options and Rights in Substitution for Options Granted by Other Employers**. Options and Stock Appreciation Rights may be granted under the Plan from time to time in substitution for options and such rights held by individuals providing services to corporations or other entities who become Employees, Consultants, or Directors as a result of a merger or consolidation or other business transaction with the Company or any Affiliate.

VIII. RESTRICTED STOCK AWARDS

(a) **Forfeiture Restrictions to be Established by the Committee**. Shares of Common Stock that are the subject of a Restricted Stock Award shall be subject the Minimum Restrictions and to other restrictions on disposition by the Participant and an obligation of the Participant to forfeit and surrender the shares to the Company under certain circumstances as determined by the Committee (the "*Forfeiture Restrictions"*). The Forfeiture Restrictions shall be determined by the Committee in its sole discretion, and the Committee may provide that the Forfeiture Restrictions shall lapse upon (i) the attainment of one or more Performance Measures, (ii) the Participant's continued employment with the Company or its Affiliate or continued service as a Consultant or Director for a specified period of time, (iii) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion (including, without limitation, a Change in Control), or (iv) a combination of any of the foregoing. Each Restricted Stock Award may have different Forfeiture Restrictions, in the discretion of the Committee.

(b) **Other Terms and Conditions**. Unless provided otherwise in a Restricted Stock Agreement, the Participant shall have the right to receive dividends with respect to Common Stock subject to a Restricted Stock Award, to vote Common Stock subject thereto, and to enjoy all other stockholder rights, except that (i) the Participant shall not be entitled to delivery of the stock certificate and dividends until the Forfeiture Restrictions have expired, (ii) the Company shall retain custody of the stock and any dividends until the Forfeiture Restrictions have expired, (iii) the Participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of the stock until the Forfeiture Restrictions have expired, and (iv) a breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Agreement shall cause a forfeiture of the Restricted Stock Award and any associated dividends. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms, conditions, or restrictions relating to Restricted Stock Awards, including, but not limited to, (i) rules pertaining to the termination of employment, or service as a Consultant or Director, of a Participant prior to expiration of the Forfeiture Restrictions, or (ii) if the Award is intended to be a Performance Award, providing that dividends are subject to the same Performance Measures as the underlying Award. If dividends are subject to the same Performance Measures of an Award intended to be a Performance Award, the Participant shall not be entitled to such dividends until the Performance Measures of the Award have been met and payment has been determined by the Committee. Such additional terms, conditions, or restrictions shall be set forth in a Restricted Stock Agreement made in conjunction with the Award.

(c) **Payment for Restricted Stock**. The Committee shall determine the amount and form of any payment for Common Stock received pursuant to a Restricted Stock Award, provided that in the absence of such a determination, a Participant shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Award, except to the extent otherwise required by law.

(d)   **Restricted Stock Agreements**. At the time any Award is made under this Paragraph VIII, the Company and the Participant shall enter into a Restricted Stock Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate. The terms and provisions of the respective Restricted Stock Agreements need not be identical. Subject to the consent of the Participant, the Committee may, in its sole discretion, amend an outstanding Restricted Stock Agreement from time to time in any manner that is not inconsistent with the provisions of the Plan.

IX. PERFORMANCE AWARDS

(a)   **Performance Period**. The Committee shall establish, with respect to and at the time of each Performance Award, the number of shares of Common Stock subject to, or the maximum value of, the Performance Award and the performance period over which the performance applicable to the Performance Award shall be measured.

(b)   **Performance Awards**. Performance Awards shall be paid, vested or otherwise deliverable, in whole or in part, on account of the attainment of one or more Performance Measures that are contingent upon future performance of the Company, an individual, or any Affiliate, division, or department of the Company during the performance period. Prior to the payment of any compensation based on the achievement of Performance Measures applicable to Performance Awards, the Committee must certify that applicable Performance Measures and any of the material terms thereof were, in fact, satisfied. Subject to the Minimum Restrictions and the foregoing provisions, the terms, conditions and limitations applicable to any Performance Awards made pursuant to the Plan shall be determined by the Committee. The amount of cash or shares payable or vested pursuant to Awards that are intended to be Performance Awards may be adjusted by the Committee on a formula or discretionary basis, or any combination, as the Committee determines.

(c)   **Payment**. Following the end of the performance period, the holder of a Performance Award shall be entitled to receive payment of an amount not exceeding the number of shares of Common Stock subject to, or the maximum value of, the Performance Award, based on the achievement of the Performance Measures for such performance period, as determined and certified by the Committee. Payment of a Performance Award may be made in cash, Common Stock, or a combination thereof, as determined by the Committee. Payment shall be made in a lump sum or in installments as prescribed by the Committee. If a Performance Award covering shares of Common Stock is to be paid in cash, such payment shall be based on the Fair Market Value of the Common Stock on the payment date or such other date as may be specified by the Committee in the Performance Award Agreement. A Participant shall not be entitled to the privileges and rights of a stockholder with respect to a Performance Award covering shares of Common Stock until payment has been determined by the Committee and such shares have been delivered to the Participant.

(d)   **Termination of Award**. A Performance Award shall terminate if the Participant does not remain continuously in the employ of the Company and its Affiliates or does not continue to perform services as a Consultant or a Director for the Company and its Affiliates at all times during the applicable performance period through the payment date, except as may be determined by the Committee.

(e)   **Performance Award Agreements**. At the time any Award is made under this Paragraph IX, the Company and the Participant shall enter into a Performance Award Agreement setting forth each of the matters contemplated hereby and such additional matters as the Committee may determine to be appropriate. The terms and provisions of Performance Award Agreements need not be identical.

X. RESTRICTED STOCK UNIT AWARDS

(a)   **Forfeiture Restrictions to be Established by Committee**. Awards of Restricted Stock Units shall be subject to the Minimum Restrictions and to other restrictions and an obligation of the Participant to forfeit the Award under certain circumstances as determined by the Committee (the "*Forfeiture Restrictions*"). The Forfeiture Restrictions shall be determined by the Committee in its sole discretion, and the Committee may provide that the Forfeiture Restrictions shall lapse upon (i) the attainment of one or more Performance Measures, (ii) the Participant's continued employment with the Company or its Affiliate or continued service as a Consultant or Director for a specified period of time, (iii) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion (including, without limitation, a Change in Control), or (iv) a combination of any of the foregoing. Each Restricted Stock Unit Award may have different Forfeiture Restrictions, in the discretion of the Committee.

(b) **Other Terms and Conditions**. The Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to the Restricted Stock Unit Award, including, but not limited to, rules pertaining to the termination of the Participant's service prior to expiration of the Forfeiture Restrictions, as shall be set forth in the Restricted Stock Unit Award Agreement and as are consistent with the terms of the Plan. Cash dividend equivalents may be paid after the vesting period with respect to a Restricted Stock Unit Award and, with respect to Awards intended to be Performance Awards, may be subject to the same Performance Goals as the underlying Award, as determined by the Committee. The Committee, in its sole discretion, may provide for the deferral of a Restricted Stock Unit Award.

(c) **Payment**. Following the end of the vesting period for a Restricted Stock Unit Award (or at such other time as the applicable Restricted Stock Unit Award Agreement may provide), the holder of a Restricted Stock Unit Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the Restricted Stock Unit Award, based on the then vested value of the Award. Payment of a Restricted Stock Unit Award may be made in cash, Common Stock, or a combination thereof as determined by the Committee. Payment shall be made in a lump sum or in installments as prescribed by the Committee. Any payment to be made in cash shall be based on the Fair Market Value of the Common Stock on the payment date or such other date as may be specified by the Committee in the Restricted Stock Unit Award Agreement. A Participant shall not be entitled to the privileges and rights of a stockholder with respect to a Restricted Stock Unit Award until the shares of Common Stock have been delivered to the Participant.

(d) **Termination of Award**. A Restricted Stock Unit Award shall terminate if the Participant does not remain continuously in the employ of the Company and its Affiliates or does not continue to perform services as a Consultant or a Director for the Company and its Affiliates at all times during the applicable vesting period, except as may be otherwise determined by the Committee.

(e) **Restricted Stock Unit Award Agreements**. At the time any Award is made under this Paragraph X, the Company and the Participant shall enter into a Restricted Stock Unit Award Agreement setting forth each of the matters contemplated hereby and such additional matters as the Committee may determine to be appropriate. The terms and provisions of the respective Restricted Stock Unit Award Agreements need not be identical.

XI. BONUS STOCK AWARDS

Each Bonus Stock Award granted to a Participant shall constitute a transfer of unrestricted shares of Common Stock on such terms and conditions as the Committee shall determine. Bonus Stock Awards shall be made in shares of Common Stock and need not be subject to performance criteria or objectives or to forfeiture. The purchase price, if any, for shares of Common Stock issued in connection with a Bonus Stock Award shall be determined by the Committee in its sole discretion.

XII. RECAPITALIZATION OR REORGANIZATION

(a) **No Effect on Right or Power**. The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company's or any Affiliate's capital structure or its business, any merger or consolidation of the Company or any Affiliate, any issue of debt or equity securities ahead of or affecting Common Stock or the rights thereof, the dissolution or liquidation of the Company or any Affiliate, any sale, lease, exchange, or other disposition of all or any part of its assets or business, or any other corporate act or proceeding.

(b) **Subdivision or Consolidation of Shares; Stock Dividends**. The shares with respect to which Awards may be granted are shares of Common Stock as presently constituted, but if, and whenever, prior to the expiration of an Award theretofore granted, the Company shall effect a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock, the number of shares of Common Stock with respect to which such Award may thereafter be exercised or satisfied, as applicable, (i) in the event of an increase in the number of outstanding shares, shall be proportionately increased, and the purchase price per share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares, shall be proportionately reduced, and the purchase price per share shall be proportionately increased. Any fractional share resulting from such adjustment shall be rounded up to the next whole share.

(c) **Recapitalizations and Corporate Changes**. If the Company recapitalizes, reclassifies its capital stock, or otherwise changes its capital structure (a "*recapitalization*"), the number and class of shares of Common Stock or other property covered by an Award theretofore granted and the purchase price of Common Stock or other consideration subject to such Award shall be adjusted so that such Award shall thereafter cover the number and class of shares of stock and securities to which the Participant would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, the Participant had been the holder of record of the number of shares of Common Stock then covered by such Award. If (i) the Company shall not be the surviving entity in any merger, consolidation or reorganization (or survives only as a subsidiary of an entity), (ii) the Company sells, leases, or exchanges or agrees to sell, lease, or exchange all or substantially all of its assets to any other person or entity, (iii) the Company is to be dissolved and liquidated, (iv) any person or entity, including a "group" as contemplated by Section 13(d)(3) of the Exchange Act, acquires or gains ownership or control (including, without limitation, the power to vote) of more than 50% of the outstanding shares of the Company's voting stock (based upon voting power), or (v) as a result of or in connection with a contested election of Directors, the persons who were Directors of the Company before such election shall cease to constitute a majority of the Board (each such event is referred to herein as a "*Corporate Change*"), no later than (x) 10 days after the approval by the stockholders of the Company of such merger, consolidation, reorganization, sale, lease, or exchange of assets or dissolution and liquidation or such election of Directors or (y) 30 days after a Corporate Change of the type described in clause (iv), the Committee, acting in its sole discretion without the consent or approval of any Participant, shall effect one or more of the following alternatives in an equitable and appropriate manner to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, which alternatives may vary among individual Participants and which may vary among Options or Stock Appreciation Rights held by any individual Participant: (1) accelerate the time at which Options or Stock Appreciation Rights then outstanding may be exercised so that such Awards may be exercised in full for a limited period of time on or before a specified date (before or after such Corporate Change) fixed by the Committee, after which specified date all such unexercised Awards and all rights of Participants thereunder shall terminate, (2) require the mandatory surrender to the Company by all or selected Participants of some or all of the outstanding Options or Stock Appreciation Rights held by such Participants (irrespective of whether such Awards are then exercisable under the provisions of the Plan) as of a date, before or after such Corporate Change, specified by the Committee, in which event the Committee shall thereupon cancel such Awards and the Company shall pay (or cause to be paid) to each Participant an amount of cash per share equal to the excess, if any, of the amount calculated in Subparagraph (d) below (the "*Change in Control Value*") of the shares subject to such Awards over the exercise price(s) under such Awards for such shares, or (3) make such adjustments to Options or Stock Appreciation Rights then outstanding as the Committee deems appropriate to reflect such Corporate Change and to prevent the dilution or enlargement of rights (provided, however, that the Committee may determine in its sole discretion that no adjustment is necessary to such Awards then outstanding), including, without limitation, adjusting such an Award to provide that the number and class of shares of Common Stock covered by such Award shall be adjusted so that such Award shall thereafter cover securities of the surviving or acquiring corporation or other property (including, without limitation, cash) as determined by the Committee in its sole discretion.

(d) **Change in Control Value**. For the purposes of clause (2) in Subparagraph (c) above, the "*Change in Control Value*" shall equal the amount determined in the following clause (i), (ii) or (iii), whichever is applicable: (i) the per share price offered to stockholders of the Company in any such merger, consolidation, reorganization, sale of assets or dissolution and liquidation transaction, (ii) the price per share offered to stockholders of the Company in any tender offer or exchange offer whereby a

Corporate Change takes place, or (iii) if such Corporate Change occurs other than pursuant to a tender or exchange offer, the fair market value per share of the shares into which such Options or Stock Appreciation Rights being surrendered are exercisable, as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such Awards. In the event that the consideration offered to stockholders of the Company in any transaction described in this Subparagraph (d) or Subparagraph (c) above consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash.

(e)   **Other Changes in the Common Stock**. In the event of changes in the outstanding Common Stock by reason of recapitalizations, reorganizations, mergers, consolidations, combinations, split-ups, split-offs, spin-offs, exchanges, or other relevant changes in capitalization or distributions (other than ordinary dividends) to the holders of Common Stock occurring after the date of the grant of any Award and not otherwise provided for by this Paragraph XII, such Award and any agreement evidencing such Award shall be subject to adjustment by the Committee at its sole discretion as to the number and price of shares of Common Stock or other consideration subject to such Award in an equitable and appropriate manner to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under such Award. In the event of any such change in the outstanding Common Stock or distribution to the holders of Common Stock, or upon the occurrence of any other event described in this Paragraph XII, the aggregate maximum number of shares available under the Plan, the aggregate maximum number of shares that may be issued under the Plan through Incentive Stock Options, and the maximum number of shares that may be subject to Awards granted to any one individual shall be appropriately adjusted to the extent, if any, determined by the Committee, whose determination shall be conclusive.

(f)   **Stockholder Action**. Any adjustment provided for in the above Subparagraphs shall be subject to any required stockholder action.

(g)   **No Adjustments Unless Otherwise Provided**. Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to Awards theretofore granted or the purchase price per share, if applicable.

(h)   **Adjustments in Compliance with Section 409A of the Code.** No adjustment pursuant to this Paragraph XII shall be made in a manner that results in noncompliance with the requirements of Section 409A of the Code, to the extent applicable.

XIII. TERMINATION ON OR AFTER CHANGE IN CONTROL

The terms of an Award shall not provide for accelerated vesting solely due to the occurrence of a Change in Control. If a Change in Control occurs and, on or within two years after the date of consummation of such Change in Control, a Participant's employment with the Company and its Affiliates is terminated involuntarily by the Company without Cause or by the Participant for Good Reason, then (a) any Award other than Performance Awards held by the Participant at the time of the Participant's termination shall become fully vested and exercisable and all Forfeiture Restrictions shall immediately lapse and (b) any Performance Award held by the Participant at the time of the Participant's termination shall become fully vested and all Forfeiture Restrictions shall immediately lapse and such Performance Award shall be deemed to have been earned at the target level.

XIV. AMENDMENT AND TERMINATION OF THE PLAN

The Board in its discretion may terminate the Plan at any time with respect to any shares of Common Stock for which Awards have not theretofore been granted. The Board shall have the right to alter or amend the Plan or any part thereof from time to time; provided that no change in the Plan may be made that would materially impair the rights of a Participant with respect to an Award theretofore granted without the consent of the Participant, and provided, further, that the Board may not, without approval of the stockholders of the Company, (a) amend the Plan to increase the aggregate maximum number of shares that may be issued under the Plan, increase the aggregate maximum number of shares that may be issued under the Plan through Incentive Stock Options, or change the class of individuals eligible to receive Awards under the Plan, or (b) amend or delete Paragraph VII(f).

XV. SPECIAL PROVISIONS RELATED TO SECTION 409A OF THE CODE

(a) **Intent and Interpretation**. It is intended that the payments and benefits provided under the Plan and any Award shall either be exempt from the application of, or comply with, the requirements of Section 409A of the Code. The Plan and all Award agreements shall be construed in a manner that effects such intent. Nevertheless, the tax treatment of the benefits provided under the Plan or any Award is not warranted or guaranteed. Neither the Company, its Affiliates nor their respective directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by any Participant or other taxpayer as a result of the Plan or any Award.

(b) **Permissible Payments**. Notwithstanding anything in the Plan or in any Award agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt "deferred compensation" for purposes of Section 409A of the Code would otherwise be payable or distributable, or a different form of payment (e.g., lump sum or installment) would be effected, under the Plan or any Award agreement by reason of the occurrence of a Corporate Change or Change in Control or the Participant's separation from service, such amount or benefit will not be payable or distributable to the Participant, and/or such different form of payment will not be effected, by reason of such circumstance unless the circumstances giving rise to such Corporate Change or Change in Control or separation from service meet any description or definition of "change in control event" or "separation from service", as the case may be, in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). If this provision prevents the payment or distribution of any amount or benefit, such payment or distribution shall be made on the next earliest payment or distribution date or event specified in the Award agreement that is permissible under Section 409A of the Code. If this provision prevents the application of a different form of payment of any amount or benefit, such payment shall be made in the same form as would have applied absent such designated event or circumstance.

(c) **Required Delay**. Notwithstanding anything in the Plan or in any Award agreement to the contrary, if any amount or benefit that would constitute non-exempt "deferred compensation" for purposes of Section 409A of the Code would otherwise be payable or distributable under the Plan or any Award agreement by reason of a Participant's separation from service during a period in which the Participant is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Committee under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes): (i) the amount of such non-exempt deferred compensation that would otherwise be payable during the six-month period immediately following the Participant's separation from service will be accumulated through and paid or provided on the earlier of (a) the date of the Participant's death or (b) the date that is six months after the date of the Participant's separation from service with the Company (in either case, the "***Required Delay Period***"); and (ii) the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period.

(d) **Specified Employee Defined**. For purposes of the Plan, the term "Specified Employee" has the meaning given such term in Section 409A of the Code and the final regulations thereunder, provided, however, that, as permitted in such final regulations, the Company's Specified Employees and its application of the six-month delay rule of Section 409A(a)(2)(B)(i) of the Code shall be determined in accordance with rules adopted by the Board or any committee of the Board, which shall be applied consistently with respect to all nonqualified deferred compensation arrangements of the Company, including the Plan.

XVI. MISCELLANEOUS

(a) **No Right To An Award**. Neither the adoption of the Plan nor any action of the Board or of the Committee shall be deemed to give any individual any right to be granted an Award, or any other rights hereunder except as may be evidenced by an Award agreement duly executed on behalf of the Company, and then only to the extent and on the terms and conditions expressly set forth therein. The

Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to assure the performance of its obligations under any Award.

(b)   **No Employment/Membership Rights Conferred**. Nothing contained in the Plan shall (i) confer upon any Employee or Consultant any right with respect to continuation of employment or of a consulting or advisory relationship with the Company or any Affiliate or (ii) interfere in any way with the right of the Company or any Affiliate to terminate his or her employment or consulting or advisory relationship at any time. Nothing contained in the Plan shall confer upon any Director any right with respect to continuation of membership on the Board.

(c)   **Other Laws; Withholding**. The Company shall not be obligated to issue any Common Stock pursuant to any Award granted under the Plan at any time when the shares covered by such Award have not been registered under the Securities Act of 1933, as amended, and such other state and federal laws, rules, and regulations as the Company or the Committee deems applicable and, in the opinion of legal counsel for the Company, there is no exemption from the registration requirements of such laws, rules, and regulations available for the issuance and sale of such shares. No fractional shares of Common Stock shall be delivered, nor shall any cash in lieu of fractional shares be paid. The Company shall have the right to deduct in connection with all Awards any taxes required by law to be withheld and to require any payments required to enable it to satisfy its withholding obligations.

(d)   **No Restriction on Corporate Action**. Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Participant, beneficiary or other person shall have any claim against the Company or any Affiliate as a result of any such action.

(e)   **Restrictions on Transfer**. An Award (other than an Incentive Stock Option, which shall be subject to the transfer restrictions set forth in Paragraph VII(c)) shall not be transferable otherwise than (i) by will or the laws of descent and distribution, (ii) pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, or (iii) with the consent of the Committee.

(f)   **Clawback**. Awards and amounts paid or payable pursuant to or with respect to Awards to a Participant who is (or was) an "officer" of the Company within the meaning of Rule 16a-1(f) promulgated pursuant to the Exchange Act shall be subject to clawback in the event that the Company's financial statements are required to be restated as a result of material non-compliance with any financial reporting requirements under federal securities laws to the extent that the Committee determines, in its discretion, that such restatement is a result of such officer's commission of fraud or willful misconduct. Notwithstanding any provision of the Plan or any Award agreement to the contrary, the Company reserves the right, without the consent of any Participant, to adopt any additional clawback policies and procedures, including such policies and procedures applicable to the Plan or any Award agreement with retroactive effect.

(g)   **Foreign Awardees**. Without amending the Plan, the Committee may grant Awards to eligible persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with the provisions of laws and regulations in other countries or jurisdiction in which the Company or its Affiliates operate.

(h)   **Governing Law**. The Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflicts of laws principles thereof.

EXHIBIT A
2016 SECOND AMENDED AND RESTATED STOCK AND INCENTIVE PLAN
(Effective as of May 12, 2020)

Except as otherwise provided in an Award agreement, the definitions set forth in this Exhibit A shall also apply in the case of any provision of the Plan or any Award agreement that includes the term **"Change in Control**:"

Acquiring Person means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

Change in Control means:

(a)   The acquisition by any Acquiring Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of fifty percent (50%) or more of either (1) the then outstanding shares of common stock of the Company (the "***Outstanding Company Common Stock"***) or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "***Outstanding Company Voting Securities"***); *provided, however*, that for purposes of this subsection (a) any acquisition by any Acquiring Person pursuant to a transaction which complies with clause (c)(1) of this definition shall not constitute a Change in Control; or

(b)   Individuals, who, immediately following the Effective Date, constitute the Board (the "***Incumbent Board"***) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered for purposes of this definition as though such individual was a member of the Incumbent Board, but excluding, for these purposes, any such individual whose initial assumption of office as a director occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an Acquiring Person other than the Board; or

(c)   The consummation of a Corporate Transaction unless, following such Corporate Transaction, (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the Company (if it be the ultimate parent entity following such Corporate Transaction) or the corporation resulting from such Corporate Transaction (or the ultimate parent entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), and (2) at least a majority of the members of the board of directors of the ultimate parent entity resulting from such Corporate Transaction were members of the Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction. For purposes of the foregoing sentence, only (A) shares of common stock and voting securities of the Company, assuming the Company is the ultimate parent entity following such Corporate Transaction, held by a beneficial owner immediately prior to such Corporate Transaction and any additional shares of common stock and voting securities of the Company issuable to such beneficial owner in connection with such Corporate Transaction in respect of the shares of common stock and voting securities of the Company held by such beneficial owner immediately prior to such Corporate Transaction, or (B) shares of common stock and voting securities of the ultimate parent entity following such Corporate Transaction, assuming the Company is not the ultimate parent entity following such Corporate Transaction, issuable to a beneficial owner in respect of the shares of common stock and voting securities of the Company held by such beneficial owner immediately prior to such Corporate Transaction, in either case shall be included in determining whether or not the fifty percent (50%) ownership test in this subsection (c) has been satisfied.

Corporate Transaction means a reorganization, merger or consolidation of the Company, any of its subsidiaries or sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole (other than to an entity wholly owned, directly or indirectly, by the Company) or the liquidation or dissolution of the Company.

Exchange Act means the Securities Exchange Act of 1934, as amended.

Person means any natural person, limited liability company, corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, and any government or agency or political subdivision thereof.

ANNUAL MEETING OF STOCKHOLDERS OF

FORUM ENERGY TECHNOLOGIES, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
May 08, 2026

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via equiniti.com/us/ast-access to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Annual Report on Form 10-K, proxy statement and proxy card are available at www.astproxyportal.com/ast/23806

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20340303000000000000 5 050826

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR ALL NOMINEES" ON THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2, 3 AND 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

COMPANY PROPOSALS
1. Election of Directors

NOMINEES:

☐ FOR ALL NOMINEES
☐ WITHHOLD AUTHORITY FOR ALL NOMINEES
☐ FOR ALL EXCEPT (See instructions below)

○ Evelyn M. Angelle
○ John A. Carrig
○ Neal A. Lux

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Approval, on a non-binding, advisory basis, of the compensation of our named executive officers.	☐	☐	☐
3. Approval of an amendment to our Second Amended and Restated 2016 Stock and Incentive Plan to increase the number of shares available for issuance thereunder.	☐	☐	☐
4. Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2026.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof (including, if applicable, on any matter which the Board of Directors did not know would be presented at the Annual Meeting by a reasonable time before the proxy solicitation was made or for the election of a person to the Board of Directors if any nominee named in Proposal 1 becomes unable or unwilling to serve or for good cause will not serve). This proxy when properly executed will be voted as directed herein by the undersigned stockholder.

If no direction is made, this proxy will be voted "FOR ALL NOMINEES" in Proposal 1, and "FOR" Proposals 2, 3 and 4. The undersigned hereby revokes all proxies previously given by the undersigned to vote at the Annual Meeting or any adjournment or postponement thereof.

Signature of Stockholder ____________ Date: ________ Signature of Stockholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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FORUM ENERGY TECHNOLOGIES, INC.

Proxy for Annual Meeting of Stockholders on May 08, 2026

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Neal A. Lux and John C. Ivascu, and each of them, with full power of substitution and power to act alone, as proxies for the undersigned to act and vote all the shares of Common Stock of Forum Energy Technologies, Inc. which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Stockholders to be held May 08, 2026, 8:00 a.m. Central Time, at 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side.)

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